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07021719

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank of Cyprus Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAR 14 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34996

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 3/12/07

Financial Results

Rule 12g3-2(b) File No.082-34996

AR/S
12-31-06

Bank of Cyprus Public Co Ltd

Bank of Cyprus Group

Financial Statements 2006

Bank of Cyprus Group
Financial Statements

for the year ended 31 December 2006

Contents	Page
Directors and Executives	1
Declaration by the Members of the Board of Directors and the Company Officials Responsible for the Drafting of the Financial Statements	2
Directors' Report	3
Consolidated Income Statement	6
Consolidated Balance Sheet	7
Consolidated Statement of Changes in Equity	8
Consolidated Cash Flow Statement	10
Summary of Significant Accounting Policies	
1. Basis of preparation	11
2. Adoption of new and amended IFRSs	11
3. Standards and Interpretations that are issued but not yet effective	11
4. Significant accounting judgments and estimates	13
5. Basis of consolidation	14
6. Interest in joint ventures	14
7. Foreign currency translation	14
8. Segmental reporting	15
9. Turnover	15
10. Revenue recognition	15
11. Retirement benefits	16
12. Share-based payments	16
13. Financial instruments	17
14. Derecognition of financial assets and financial liabilities	18
15. Impairment of financial assets	19
16. Hedge accounting	20
17. Offsetting financial instruments	21
18. Classification of insurance products	21
19. Life assurance business	21
20. General insurance business	22
21. Long-term life assurance business	22
22. Finance leases - The Group as lessor	22
23. Property and equipment	23
24. Investment property	23
25. Stock of property held for sale	23
26. Goodwill and other intangible assets	23
27. Share capital	24
28. Provisions for pending litigation or claims	24
29. Financial guarantees	24
30. Taxation	24
31. Cash and cash equivalents	24

Contents *(continued)* | **Page**

Notes to the Financial Statements

		Page
1.	Corporate information	25
2.	Segmental analysis	25
3.	Interest income	29
4.	Interest expense	29
5.	Net gains on sale and change in fair value of financial instruments	29
6.	Income from insurance business	30
7.	Other income	31
8.	Staff costs	31
9.	Profit before tax	37
10.	Tax	37
11.	Basic and diluted earnings per share	40
12.	Cash, balances with central banks and placements with banks	40
13.	Investments at fair value through profit or loss	41
14.	Loans and advances to customers	42
15.	Hire purchase and finance lease debtors	44
16.	Investments available-for-sale and held-to-maturity	45
17.	Property and equipment	47
18.	Intangible assets	49
19.	Other assets	51
20.	Life assurance business	52
21.	Customer deposits and other accounts	53
22.	Debt securities in issue	54
23.	Other liabilities	55
24.	Subordinated loan stock	56
25.	Share capital	57
26.	Dividends	59
27.	Revaluation reserves, retained earnings and other reserves	59
28.	Fiduciary transactions	61
29.	Contingent liabilities and commitments	62
30.	Derivative financial instruments and hedge accounting	63
31.	Net cash flow from operating activities	66
32.	Cash and cash equivalents	67
33.	Operating leases	67
34.	Risk management	67
35.	Directors' interest in the share capital of the Company	77
36.	Shareholders holding more than 5% of the share capital of the Company	77
37.	Related party transactions	78
38.	Group companies	81
39.	Events after the balance sheet date	83

Independent Auditor's Report to the Members of Bank of Cyprus Public Company Ltd 84

Bank of Cyprus Group
Directors and Executives

Board of Directors of Bank of Cyprus Public Company Ltd (Group Holding Company)	Eleftherios P. Ioannou CHAIRMAN Andreas Artemis VICE CHAIRMAN Christos S. Pantzaris Dimitris P. Ioannou Vassilis G. Rologis Costas Z. Severis Theodoros Aristodemou Christakis G. Christofides Evdokimos Xenophontos Andreas Pittas Anna Diogenous George M. Georgiades Andreas J. Jacovides Christos Mouskis Manthos Mavrommatis Andreas Eliades Charilaos G. Stavrakis Yiannis Kypri
Group Executive Management	Andreas Eliades GROUP CHIEF EXECUTIVE OFFICER Charilaos G. Stavrakis CHIEF EXECUTIVE OFFICER – CYPRUS AND DEPUTY GROUP CHIEF EXECUTIVE OFFICER Yiannis Kypri GROUP CHIEF GENERAL MANAGER
Group General Managers	Antonis Jacouris GENERAL MANAGER INFORMATION AND OPERATIONS Vassos Shiarly GENERAL MANAGER DOMESTIC BANKING Christis Hadjimitsis GENERAL MANAGER FINANCE Nicolas Karydas GENERAL MANAGER RISK MANAGEMENT Constantinos Vasilakopoulos GENERAL MANAGER BANK OF CYPRUS GREECE Panayiotis Kanaris INTERNAL AUDITOR
Secretary	Yiannis Kypri
Legal Advisers	Chryssafinis & Polyviou
Independent Auditor	Ernst & Young
Registered Office	Group Headquarters 51 Stassinos Street Ayia Paraskevi, Strovolos P.O. Box. 24884, CY - 1398 Nicosia, Cyprus Telephone: +357 22842100, Telefax: +357 22336258

Bank of Cyprus Public Company Ltd

Declaration by the Members of the Board of Directors and the Company Officials Responsible for the Drafting of the Financial Statements

(in accordance with section 140(I) of the Cyprus Securities and Stock Exchange Law as amended with Law 115(I)/2005)

We the Members of the Board of Directors and the company officials responsible for the drafting of the financial statements of Bank of Cyprus Public Company Ltd for the year ended 31 December 2006, based on our knowledge, which is the product of careful and conscientious work, declare that the particulars which are specified in the consolidated financial statements are true and complete.

Eleftherios P. Ioannou

Andreas Artemis

Christos S. Pantzaris

Dimitris P. Ioannou

Vassilis G. Rologis

Costas Z. Severis

Theodoros Aristodemou

Christakis G. Christofides

Evdokimos Xenophontos

Andreas Pittas

Anna Diogenous

George M. Georgiades

Andreas J. Jacovides

Christos Mouskis

Manthos Mavrommatis

Andreas Eliades

Charilaos G. Stavrakis

Yiannis Kypri

Christis Hadjimitsis

27 February 2007

The Board of Directors submit to the shareholders their Report together with the audited consolidated financial statements for the year ended 31 December 2006.

Activities

Bank of Cyprus Public Company Ltd (the 'Company') is the holding company of the Bank of Cyprus Group (the 'Group'). The principal activities of the Company and its subsidiaries in Cyprus and abroad during the year continued to be the provision of banking and financial services, insurance business and property and hotel business.

The Group companies and branches are set out in Note 38 of the financial statements.

Financial results

Profit after tax for 2006 recorded an increase of 153% compared to 2005. There has been a significant improvement in all of the Group's performance indicators as a result of the fast growth rate of the Group's business in Cyprus, combined with the cost containment program, the very positive course of the Group's insurance operations and the continuation of its dynamic expansion in Greece.

Group Financial Highlights

in C£ thousand	**Change**	**2006**	**2005**
Profit before provisions	+56%	282.882	181.645
Profit before tax	+148%	224.523	90.558
Profit after tax	+153%	183.106	72.417
Earnings per share	+132%	33,4 cent	14,4 cent
Cost/income	-10,0 p.p.*	46,7%	56,7%
Return on equity	+9,8 p.p.*	21,7%	11,9%

* p.p.= percentage points, 1 percentage point = 1%

Group Financial Footings

in C£ thousand	**Change**	**31.12.2006**	**31.12.2005**
Loans	+20%	8.365.155	6.984.211
Deposits	+13%	12.099.736	10.724.485
Equity	+19%	904.621	761.651

The above results reflect the positive effect of the steps taken for:

- Increase in business volumes (20% in loans and 13% in deposits).
- Increase in net interest income by 28%.
- Increase in net fee and commission income by 13%.
- Increase in income from insurance business by 13%.
- Containment of the rate of increase of expenses to 4%.
- Decrease of the annual charge of provision for impairment to 0,7% of total loans.

Dividends

The Board of Directors proposes the payment of a final dividend of 10 cent per share. An interim dividend of 7 cent per share was paid in December 2006. The total dividend for year 2006 amounts to 17 cent (2005: 7 cent) per share.

Future developments

The Group has set its strategic priorities for the three years 2007-2009 aiming to enhance shareholder value on a sustainable basis. The initiatives of the Group aim to take advantage of its strategic advantages, namely its leading position in Cypriot domestic banking, the critical role of the Group in the establishment of Cyprus as an international financial centre for businesses from Russia and other countries of Eastern Europe, and its particularly successful presence in the Greek market. The Group's strategic initiatives will provide opportunities for the profitable utilisation of the Group's liquidity and capital.

The Group's strategy for the three years 2007-2009 is to focus on the following:

1. **Exploiting opportunities in Cyprus**
   - Enhancement of its position in the domestic banking market with particular focus on the retail sector.
   - In addition to growth in total income, effective cost control is anticipated through further improvements in network efficiency, controlled recruitments, and through exploitation of cost synergy opportunities from the support functions in Greece and Cyprus.
   - The provision charge for impairment of loans and advances is expected to decline through further credit quality improvements and the particularly effective new credit policy implemented.
   - Further strengthening of the Group's leading position of profitable banking to international companies based in Cyprus.

2. **Further expansion in Greece and growing profitability of its maturing network**
   - Expansion of the Group's branch network to 190 branches by 2009 (from 120 at 31 December 2006).
   - Significantly enhance profitability through the maturity of the approximately 800.000 client relationships of the Group in Greece, which will offer improved pricing and cross-selling opportunities and taking advantage of the particularly cost efficient structure of the operations.

3. **Expansion into new markets**

The objective of the expansion into new markets is the long-term continuation of the high growth rates of the Group and is based on its strategic advantages in order to minimise the risks and create value for shareholders. Countries that have been targeted are those where Bank of Cyprus has existing client relationships, that have significant population, strong macroeconomic environment, low banking sector penetration, and brand recognition for Bank of Cyprus, thus providing very good prospects for the Group. The experience of our successful expansion into the competitive Greek market and the existing client relationships form the Group's competitive advantage compared to the competition.

Commencement of operations in Romania

The Group has already obtained all the relevant licences for the commencement of banking operations in Romania and plans the full commencement of operations in the first six months of 2007. The Group has also launched its leasing operations in Romania, aiming to utilise the experience it has acquired in the leasing sector in Greece as well as its relationships with large retailers.

Commencement of operations in Russia

The Group aims to commence operations in Russia during 2007. The largest part of the bank licensing procedure has already been completed. The Group has a large number of client relationships with businesses that operate in Russia given that Cyprus is the country of incorporation for a large number of their subsidiaries. The Group's strategy to penetrate the Russian market initially entails the development of a loan portfolio and the provision of banking services to existing corporate clients of the Group.

Risk management

Like other financial organisations, the Group is exposed to risks, the most significant of which are credit risk and market risk that arises from adverse movements in exchange rates, interest rates, equity share prices or other security prices. The Group monitors and manages these risks through various control mechanisms. Detailed information relating to Group risk management is set out in Note 34 of the financial statements.

Share capital

During the year, the share capital of the Company increased by C£3.259 thousand as a result of dividend reinvestment and by C£1.002 thousand following the exercise of share options by the Group's employees, as described in Note 25 of the financial statements.

Events after the balance sheet date

Events after the balance sheet date are disclosed in Note 39 of the financial statements.

Board of Directors

The members of the Board of Directors of the Company are listed on Page 1. All directors were members of the Board throughout the year 2006 except Mr Andreas Eliades, who was appointed on 26 June 2006 in replacement of Mr Polys G. Polyviou who retired from the Board of Directors on the same day and Messrs Charilaos G. Stavrakis and Yiannis Kypri, who were appointed on 9 November 2006, in replacement of Messrs Demetris Z. Pierides and George A. David who resigned from the Board of Directors on 27 and 28 July 2006, respectively. On 7 September 2006, the Company's Board of Directors elected Mr Eleftherios P. Ioannou as Chairman in replacement of Mr Vassilis G. Rologis who retired from his position as Chairman of the Board on 1 September 2006.

The members of the Board of Directors express their gratitude to the retired Chairman Mr Vassilis G. Rologis for his valuable contribution as Chairman of the Board of Directors. They also express their gratitude to Messrs Polys G. Polyviou, George A. David and Demetris Z. Pierides for their long period of service on the Board of Directors of the Company and its subsidiaries.

In accordance with the Company's Articles of Association, Messrs Dimitris P. Ioannou, Costas Z. Severis, Theodoros Aristodemou, Evdokimos Xenophontos, Andreas Pittas, Andreas Eliades, Charilaos G. Stavrakis, and Yiannis Kypri retire and, being eligible, offer themselves for re-election. The vacancies so created will be filled by election.

Independent Auditor

The independent auditors of the Company, Ernst & Young, have expressed their willingness to continue in office. A resolution for their re-appointment and remuneration will be proposed at the Annual General Meeting.

E. P. Ioannou
Chairman

27 February 2007

Bank of Cyprus Group
Consolidated Income Statement

for the year ended 31 December 2006

	Notes	2006 C£000	2005 C£000
Turnover	2	**974.290**	797.255
Interest income	3	**752.237**	605.305
Interest expense	4	**(393.608)**	(325.539)
Net interest income		**358.629**	279.766
Fee and commission income		**107.359**	97.908
Fee and commission expense		**(6.248)**	(8.204)
Foreign exchange income		**20.789**	14.493
Net gains on sale and change in fair value of financial instruments	5	**14.979**	6.022
Income from insurance business	6	**26.402**	23.375
Other income	7	**8.719**	5.882
		530.629	419.242
Staff costs	8	**(155.883)**	(151.331)
Other operating expenses		**(91.864)**	(86.266)
Profit before provisions		**282.882**	181.645
Provisions for impairment of loans and advances	14	**(58.359)**	(91.087)
Profit before tax	9	**224.523**	90.558
Tax	10	**(41.417)**	(18.141)
Profit after tax		**183.106**	72.417
Basic earnings per share (cent)	11	**33,4**	14,4
Diluted earnings per share (cent)	11	**33,3**	14,4

Bank of Cyprus Group
Consolidated Balance Sheet

as at 31 December 2006

	Notes	2006 C£000	2005 C£000
Assets			
Cash and balances with central banks	12	**683.088**	611.681
Placements with banks	12	**2.486.465**	2.578.300
Investments at fair value through profit or loss	13	**236.592**	89.331
Loans and advances to customers	14	**8.365.155**	6.984.211
Investments available-for-sale and held-to-maturity	16	**2.110.688**	1.945.261
Property and equipment	17	**153.813**	159.664
Intangible assets	18	**10.284**	10.927
Other assets	19	**229.733**	191.008
		14.275.818	12.570.383
Life assurance business net assets attributable to policyholders	20	**287.157**	231.806
Total assets		**14.562.975**	12.802.189
Liabilities			
Amounts due to banks		**261.328**	177.749
Customer deposits and other accounts	21	**12.099.736**	10.724.485
Debt securities in issue	22	**433.777**	318.216
Other liabilities	23	**256.351**	223.701
		13.051.192	11.444.151
Life assurance business liabilities to policyholders	20	**287.157**	231.806
Subordinated loan stock	24	**320.005**	364.581
Total liabilities		**13.658.354**	12.040.538
Equity			
Share capital	25	**276.919**	272.658
Share premium		**341.365**	311.399
Revaluation reserves and other reserves	27	**99.018**	95.919
Exchange adjustments reserve		**(2.611)**	(2.898)
Retained earnings	27	**189.930**	84.573
		904.621	761.651
Total liabilities and equity		**14.562.975**	12.802.189
Contingent liabilities and commitments			
Contingent liabilities	29	**857.273**	770.809
Commitments	29	**1.592.332**	1.389.717

E. P. Ioannou	Chairman
A. Artemis	Vice-Chairman
A. Eliades	Group Chief Executive Officer
C. G. Stavrakis	Chief Executive Officer – Cyprus and Deputy Group Chief Executive Officer
Y. Kypri	Group Chief General Manager
Chr. Hadjimitsis	Group General Manager Finance

Bank of Cyprus Group
Consolidated Statement of Changes in Equity

for the year ended 31 December 2006

	Share capital	Share premium	Revaluation reserves and other reserves (Note 27)	Exchange adjustments reserve	Retained earnings (Note 27)	Total equity
	C£000	C£000	C£000	C£000	C£000	C£000
At 1 January 2006	272.658	311.399	95.919	(2.898)	84.573	761.651
Gains/(losses) from changes in fair value of available-for-sale investments:						
- treasury bills and debt securities	-	-	(12.386)	-	-	(12.386)
- equity shares	-	-	23.341	-	-	23.341
Losses from change in fair value of financial instruments designated as cash flow hedges	-	-	(599)	-	-	(599)
Deferred tax	-	-	1.485	-	-	1.485
Exchange adjustments	-	-	-	287	-	287
Increase in value of life assurance policies in force after tax (Note 20)	-	-	4.100	-	(4.100)	-
Transfer of realised profits on disposal of property	-	-	(798)	-	798	-
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(12.044)	-	-	(12.044)
Net profit/(loss) recognised directly in equity	-	-	3.099	287	(3.302)	84
Profit after tax for the year	-	-	-	-	183.106	183.106
Total profit for the year	-	-	3.099	287	179.804	183.190
Dividends paid (Note 26)	-	-	-	-	(76.712)	(76.712)
Dividend reinvestment (Note 25)	3.259	24.434	-	-	-	27.693
Exercise of share options (Note 25)	1.002	5.532	-	-	-	6.534
Cost of share-based payments(Note 8)	-	-	-	-	2.265	2.265
At 31 December 2006	**276.919**	**341.365**	**99.018**	**(2.611)**	**189.930**	**904.621**

Bank of Cyprus Group
Consolidated Statement of Changes in Equity

for the year ended 31 December 2005

	Share capital	Share premium	Revaluation reserves and other reserves (Note 27)	Exchange adjustments reserve	Retained earnings (Note 27)	Total equity
	C£000	*C£000*	*C£000*	*C£000*	*C£000*	*C£000*
At 1 January 2005	232.385	238.955	56.918	(2.828)	33.683	559.113
Gains from changes in fair value of available-for-sale investments:						
- treasury bills and debt securities	-	-	30.087	-	-	30.087
- equity shares	-	-	5.072	-	-	5.072
Transfer to the income statement on termination of cash flow hedges	-	-	4.043	-	-	4.043
Deferred tax	-	-	1.807	-	-	1.807
Exchange adjustments	-	-	-	(70)	-	(70)
Increase in value of life assurance policies in force after tax (Note 20)	-	-	2.200	-	(2.200)	-
Transfer of realised profits on disposal of property	-	-	(148)	-	148	-
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(4.060)	-	-	(4.060)
Net profit/(loss) recognised directly in equity	-	-	39.001	(70)	(2.052)	36.879
Profit after tax for the year	-	-	-	-	72.417	72.417
Total profit/(loss) for the year	-	-	39.001	(70)	70.365	109.296
Dividend paid	-	-	-	-	(18.591)	(18.591)
Defence contribution on deemed dividend distribution (Note 27)	-	-	-	-	(884)	(884)
Dividend reinvestment (Note 25)	1.322	2.907	-	-	-	4.229
Issue of share capital (Note 25)	38.951	70.112	-	-	-	109.063
Share capital issue costs	-	(575)	-	-	-	(575)
At 31 December 2005	**272.658**	**311.399**	**95.919**	**(2.898)**	**84.573**	**761.651**

Bank of Cyprus Group
Consolidated Cash Flow Statement

for the year ended 31 December 2006

	Note	*2006*	*2005*
		C£000	*C£000*
Net cash flow from operating activities	31	**218.770**	1.264.754
Cash flow from investing activities			
Purchases of investments			
- treasury bills		**(94.278)**	(62.044)
- debt securities		**(944.518)**	(1.035.297)
- equity shares		**(793)**	(224)
Proceeds on disposal/redemption of investments			
- treasury bills		**117.410**	139.282
- debt securities		**743.613**	738.960
- equity shares		**10.680**	1.241
Interest on treasury bills		**2.119**	4.210
Interest on debt securities		**90.366**	69.002
Dividend income from equity shares		**999**	428
Purchase of property and equipment		**(9.902)**	(17.991)
Proceeds on disposal of property and equipment		**2.516**	1.437
Purchase of intangible assets		**(4.172)**	(2.967)
Purchase of investment property		**(6.244)**	-
Proceeds on disposal of investment property		**6.007**	895
Net cash flow used in investing activities		**(86.197)**	(163.068)
Cash flow from financing activities			
Issue of share capital		**6.534**	108.488
Issue of subordinated loan stock		**114.840**	-
Redemption of subordinated loan stock		**(153.237)**	-
Dividend payment		**(49.019)**	(14.362)
Interest on subordinated loan stock		**(16.886)**	(16.772)
Net cash flow (used in)/from financing activities		**(97.768)**	77.354
Net increase in cash and cash equivalents for the year		**34.805**	1.179.040
Cash and cash equivalents			
At 1 January		**2.780.103**	1.601.133
Exchange adjustments		**287**	(70)
Net increase in cash and cash equivalents for the year		**34.805**	1.179.040
At 31 December	32	**2.815.195**	2.780.103

The accounting policies followed in respect of items that are considered material for the annual results and the presentation of the financial position of Bank of Cyprus Public Company Ltd (the 'Company') and its subsidiaries (the 'Group') are stated below.

1. Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for properties, investment properties, available-for-sale investments, derivative financial instruments and financial assets at fair value through profit or loss, that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged items in fair value hedges, and otherwise carried at cost, are adjusted to record changes in fair value attributable to the risks that are being hedged.

The consolidated financial statements are presented in Cyprus pounds (C£) and all amounts are rounded to the nearest thousand except when otherwise indicated.

Statement of compliance

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and the International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

All IFRSs issued by the IASB and effective at the time of preparing these consolidated financial statements, have been adopted by the EU through the endorsement procedure established by the European Commission, with the exception of certain provisions of International Accounting Standard (IAS) 39 'Financial Instruments: Recognition and measurement' relating to portfolio hedge accounting. Since the Group is not affected by these provisions, these consolidated financial statements comply with both the IFRSs as adopted by the EU and the IFRSs as issued by the IASB.

In addition, the consolidated financial statements have been prepared in accordance with the requirements of the Cyprus Companies Law, Cap. 113 and the Cyprus Stock Exchange Laws and Regulations.

2. Adoption of new and amended IFRSs

As from 1 January 2006, new IFRSs, interpretations and amendments have come into effect. These did not have any effect on the financial statements of the Group, except as set out below:

IAS 1 and IAS 19, Amendments 'Actuarial Gains and Losses, Group Plans and Disclosures'

The amended IAS 19 offers an additional option regarding the recognition of actuarial gains and losses related to defined benefit plans. It allows the recognition of all actuarial gains and losses through the statement of recognised gains and losses directly in equity. IAS 19 requires additional disclosures. It also gives guidance on the treatment by entities within a group of certain employee benefits in their individual financial statements and requires additional disclosures.

This amendment has resulted in additional disclosures by the Group for the year ended 31 December 2006 as well as comparative information for year 2005. The Group has elected not to apply the new option offered and therefore the amendment had no impact on the recognition and measurement of actuarial gains and losses.

3. Standards and interpretations that are issued but not yet effective

Up to the date of approval of the financial statements, certain new standards, interpretations and amendments to existing standards have been published but are not yet effective for the current reporting period and which the Group has not early adopted, as follows:

(i) Standards and interpretations issued by the IASB and adopted by the EU

IFRS 7 'Financial Instruments: Disclosures' and a complementary amendment to IAS 1, 'Presentation of Financial Statements – Capital Disclosures' (effective for annual periods beginning on or after 1 January 2007)

IFRS 7 requires additional disclosure of qualitative and quantitative information regarding exposure to risks arising from financial instruments. In particular, it specifies minimum disclosures about credit risk, liquidity risk and market risk. IFRS 7 replaces IAS 30 'Disclosures in the Financial Statements of Banks and Similar Financial Institutions' and the disclosure requirements in IAS 32 'Financial Instruments: Disclosure and Presentation'.

3. Standards and interpretations that are issued but not yet effective *(continued)*

(i) Standards and interpretations issued by the IASB and adopted by the EU *(continued)*

IFRS 7 'Financial Instruments: Disclosures' and a complementary amendment to IAS 1, 'Presentation of Financial Statements – Capital Disclosures' (effective for annual periods beginning on or after 1 January 2007) *(continued)*

The amendment to IAS 1 introduces disclosures relating to the level of an entity's capital and how it is managed.

The Group does not expect that the adoption of IFRS 7 and the amended IAS 1 will have any material effect on the financial statements, except for the additional disclosures required.

IFRIC 7 'Applying the Restatement Approach' under IAS 29 'Financial Reporting in Hyperinflationary Economies' (effective for annual periods beginning on or after 1 March 2006)

International Financial Reporting Interpretation (IFRIC 7) requires entities to apply IAS 29 in the reporting period in which an entity first identifies the existence of hyperinflation in the economy of its functional currency, as if the economy had always been hyperinflationary. IFRIC 7 is not relevant to the Group.

IFRIC *8 'Scope of IFRS 2' (effective for annual periods beginning on or after 1 May 2006)*

IFRIC 8 clarifies that IFRS 2 'Share-Based Payments' applies to any arrangement by which equity shares are granted or liabilities (based on the value of an entity's equity shares) are incurred and the identifiable consideration appears to be less than the fair value of the equity shares granted or the liabilities incurred. IFRIC 8 is not relevant to the Group.

IFRIC 9 'Reassessment of Embedded Derivatives' (effective for annual periods beginning on or after 1 June 2006)

IFRIC 9 requires an entity to assess upon entering into a contract, whether this contains an embedded derivative and prohibits reassessment unless there is a change to the contract terms as a result of which there are significant changes in the cash flows. IFRIC 9 is not relevant to the Group.

(ii) Standards and interpretations issued by the IASB but not yet adopted by the EU

IFRS 8 'Operating Segments' (effective for annual periods beginning on or after 1 January 2009)

IFRS 8 replaces IAS 14 'Segment Reporting' and adopts a management-based approach to segment reporting. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. This information may be different from that reported in the balance sheet and income statement and entities will need to provide explanations and reconciliations of the differences. The Group is in the process of assessing the impact of this standard on its financial statements.

IFRIC 10 'Interim Financial Reporting and Impairment' (effective for annual periods beginning on or after 1 November 2006)

IFRIC 10 may impact the financial statements should any impairment losses be recognised in the interim financial statements in relation to goodwill, available-for-sale investments or unquoted equity shares carried at cost as these losses may not be reversed in subsequent interim periods or when preparing the annual financial statements.

IFRIC 11, IFRS 2 'Group and Treasury Share Transactions' (effective for annual periods beginning on or after 1 March 2007)

IFRIC 11 requires arrangements whereby an employee is granted options to buy equity shares, to be accounted for as equity-settled schemes by an entity even if the entity chooses or is required to buy those equity shares from another party, or the shareholders of the entity provide the equity shares granted. The interpretation also extends to the way in which subsidiaries, in their separate financial statements, account for such schemes when their employees receive rights to equity instruments of the parent.

This Interpretation applies to the way the Group's subsidiaries account, in their individual financial statements, for options granted to their employees to buy equity shares of the Company. The accounting treatment followed by the Group is in line with the relevant provisions of the Interpretation.

3. Standards and interpretations that are issued but not yet effective *(continued)*

(ii) Standards and interpretations issued by the IASB but not yet adopted by the EU *(continued)*

IFRIC *12 'Service Concession Arrangements' (effective for annual periods beginning on or after 1 January 2008)*

IFRC 12 outlines an approach to account for contractual arrangements arising from entities providing public services. It provides that the operator should not account for the infrastructure as property, plant and equipment, but recognise a financial asset and/or an intangible asset. IFRIC 12 is not relevant to the Group.

4. Significant accounting judgments and estimates

The preparation of the financial statements requires the Group's management to make judgments and estimates that can significantly affect the amounts recognised in the financial statements, the most significant of which are presented below:

Provision for impairment of loans and advances

The Group reviews its loans and advances to customers to assess whether a provision for impairment should be recorded in the income statement. In particular, management is required to estimate the amount and timing of future cash flows in order to determine the amount of provision required. Such estimates are based on assumptions about a number of factors and therefore actual results may differ, resulting in future adjustments to the level of the provision.

In addition to provisions for impairment against individually significant loans and advances, the Group also makes a collective impairment provision. In determining the amount of the collective provision, a number of estimates are made by management, such as (a) the classification of loans into portfolios of similar credit risk characteristics, (b) the estimated period between the event causing impairment and the identification of the impairment loss and (c) whether current economic conditions are such that the actual amount of incurred losses is likely to be greater or lower than that derived from historical experience.

Fair value of treasury bills, equity shares, debt securities and derivative financial instruments

The fair value of treasury bills, equity shares, debt securities and derivative financial instruments that are not quoted in an active market, is determined using valuation models. These models are periodically reviewed by qualified personnel and validated.

To the extent possible, models use observable data, as well as factors such as the determination of credit risk and volatilities which require management to make estimates and assumptions. Changes in these estimates and assumptions could affect the fair value of the relevant financial instruments.

Impairment of available-for-sale investments in equity shares

Available-for-sale investments in equity shares are measured at fair value with fair value changes taken to the 'Revaluation reserve' in equity. Available-for-sale investments in equity shares are impaired when there has been a significant or prolonged decline in their fair value below cost. In such a case, the total loss previously recognised in equity is recognised in the income statement.

The determination of what is significant or prolonged requires judgement by management. The factors which are evaluated include the expected volatility in share prices. In addition, impairment may be appropriate when there is evidence that significant adverse changes have taken place in the technological, market, economic or legal environment in which the investee operates.

Retirement benefits

The cost of defined benefit pension plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rate of return on plan assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty.

General insurance business

For general insurance contracts, a provision is made for the estimated cost of claims notified but not settled and claims incurred but not reported at the balance sheet date. Estimates regarding the provisions for claims are based on past experience and industry practices.

4. Significant accounting judgments and estimates *(continued)*

Life assurance business

For life assurance contracts, actuarial estimates are made in respect of the liabilities arising from death claims, based on standard international mortality tables that reflect historical mortality experience. Estimates are also made as to future investment income arising from assets used to cover liabilities arising from life insurance contracts. These estimates are based on current market returns as well as expectations about future economic and financial developments.

Estimates for future deaths, voluntary terminations, investment returns and administration expenses are used to calculate the liability over the term of the contract. At each reporting date, these estimates are reassessed and monitored for adequacy and any changes are reflected with corresponding adjustments to the liability amount.

Taxation

The Group operates and is therefore subject to taxation in various countries. Estimates are required in determining the provision for taxes at the balance sheet date and therefore the final tax determination is uncertain. Where the final tax is different from the amounts that were initially recognised, such differences will impact the income tax expense, the tax liabilities and deferred tax assets or liabilities of the period in which the final tax is agreed with the relevant tax authorities.

5. Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group as at and for the year ended 31 December each year. The financial statements of the subsidiaries are prepared as of the same reporting date as that of the Company, using consistent accounting policies.

All intra-group balances and transactions are eliminated on consolidation.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. Control is achieved where the Group has the power to govern the financial and operating strategies of an entity so as to benefit from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal, respectively.

An excess of the cost of acquisition over the fair values of the identifiable net assets acquired, is recognised as goodwill on the balance sheet. Where the fair values of the identifiable net assets are greater than the cost of acquisition (i.e. a discount on acquisition), the difference is recognised directly in the income statement in the year of acquisition.

In order to reflect the different nature of the shareholders' and policyholders' interests in the long-term life assurance business, the value of long-term life assurance business net assets attributable to policyholders are presented separately in the consolidated balance sheet.

6. Interest in joint ventures

The Group recognises its interest in joint ventures using proportionate consolidation. The financial statements of the joint venture entities are prepared for the same reporting year as the Company, using consistent accounting policies.

7. Foreign currency translation

The consolidated financial statements are presented in Cyprus pounds (C£), which is the functional and presentation currency of the Company and its subsidiaries in Cyprus. Each overseas branch or subsidiary of the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

7. Foreign currency translation *(continued)*

(i) Transactions and balances

Transactions in foreign currencies are recorded using the functional currency rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to 'Foreign exchange income' in the income statement, with the exception of differences on foreign currency liabilities that provide a hedge against the net investment in overseas branches and subsidiaries. These differences are recognised directly in equity in the 'Exchange adjustments reserve' until the disposal of the net investment, at which time they are recognised in the income statement.

Non-monetary items that are measured at historic cost in a foreign currency, are translated using the exchange rates ruling as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined.

(ii) Subsidiary companies and branches

At the reporting date, the assets and liabilities of overseas subsidiaries and branches are translated into the Group's presentation currency (Cyprus pounds) at the rate of exchange ruling at the balance sheet date, and their income statements are translated using the average exchange rates for the year. Any goodwill arising on the acquisition of overseas branches and subsidiaries and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition, are treated as assets and liabilities of the foreign branches and subsidiaries and translated at the rate ruling on the balance sheet date.

Exchange differences arising on translation are recognised directly in the 'Exchange adjustments reserve' in equity. On disposal of an overseas subsidiary or branch, the cumulative amount of the exchange differences previously recognised in equity and relating to that particular overseas operation, is recognised in the income statement as part of the profit or loss on disposal.

8. Segmental reporting

The Group is organised by business segments and this is the primary format for segmental reporting. Each business segment provides products or services which are subject to risks and returns that are different from those of other business segments. The geographic segments cover products or services which are subject to risks and returns that are different from those of similar products and services provided in other economic environments.

9. Turnover

Group turnover comprises gross interest income, fee and commission income, foreign exchange income, gross insurance premiums, turnover of property and hotel business and other income.

10. Revenue recognition

Revenue is recognised when it is probable that economic benefits will flow to the Group and the revenue can be reliably measured.

(i) Interest income

For all financial assets measured at amortised cost and interest bearing financial assets classified as available-for-sale investments, interest income is recognised using the effective interest rate method.

Interest and other income from non-performing loans and advances is not recognised in the income statement but is credited to a balance sheet suspense account. Non-performing loans and advances are defined as: (a) loans and advances that are more than three months in arrears and are not fully secured, (b) overdraft accounts that are over 5% in excess of their credit limit on a continuous basis for more than three months and are not fully secured at the date of calculation of the accrued interest, and (c) loans and advances for which a provision for impairment has been made.

Non-performing loans and advances in 2005 were defined as: (a) loans and advances that were more than six months in arrears and were not fully secured, (b) overdraft accounts that were in excess of their credit limit and were not fully secured at the date of calculation of the accrued interest, to the extent that the accrued interest or other income was not covered by the total of the amounts credited in the account during the previous six months, and (c) loans and advances for which a provision for impairment was made.

10. **10. Revenue recognition** *(continued)*

(i) Interest income *(continued)*

Interest and other income credited to a balance sheet suspense account, are transferred to the income statement upon collection or when the relevant loans and advances cease to be classified as non-performing.

(ii) Fee and commission income

Fee and commission income is recognised on the basis of work done so as to match the cost of providing the service, whereas fees and commissions in respect of credit risk are recognised in the income statement on a systematic basis over the period of the exposure.

(iii) Dividend income

Dividend income is recognised when the Group's right to receive payment is established.

(iv) Rental income

Rental income from investment properties is accounted for on a straight-line basis over the period of the lease and is recognised in the income statement in 'Other income'.

(v) Income from the disposal of property held for sale

Income and cost of sales from the disposal of these properties is recognised in the income statement in 'Other income' when the buyer accepts delivery and the transfer of risks and rewards to the buyer is completed.

11. Retirement benefits

The Group operates several defined benefit retirement plans. The main retirement benefit plans require the payment of contributions to separately administered funds (funded schemes).

The cost of providing benefits is estimated separately for each plan using the Projected Unit Credit Method of actuarial valuation.

Actuarial gains or losses are recognised as income or expense if the net cumulative unrecognised gains or losses at the end of the previous reporting period exceed the greater of 10% of the present value of the defined benefit obligations of the plan or 10% of the fair value of plan assets as at that date. The portion of the actuarial gains or losses to be recognised is the excess amount determined above, divided by the expected average remaining working lives of the employees participating in the plan.

The cost of providing benefits under defined contribution and early retirement plans is recognised in the income statement on an accruals basis.

12. Share-based benefits

The Group grants to its employees options to buy equity shares or other securities of the Company. These are recognised as share based equity-settled transactions. The cost of equity-settled transactions is measured by reference to the fair value at the date on which the options are granted. The fair value is determined using appropriate valuation models.

The cost of share-based benefits is recognised over the period in which the vesting conditions are fulfilled and which ends when the right of the employees to receive the shares is established. The total cost recognised at each reporting date reflects the Group's best estimate of the number of equity instruments that will ultimately vest.

The income statement charge or credit for a period is included in 'Staff costs' and represents the movement in the cumulative cost recognised as at the beginning and end of that period, with a corresponding debit or credit in 'Retained earnings' in equity.

No cost is recognised for benefits which do not ultimately vest.

The above are applicable to benefits granted after 7 November 2002 and which had not vested by 1 January 2005, which is the date of adoption of IFRS 2 by the Group.

13. *13.* *Financial instruments*

(i) Date of recognition

Purchases or sales of financial assets, where delivery is required within a time frame established by regulations or by market convention, are recognised on the trade date, i.e. the date that the Group commits to purchase or sell the asset. Derivatives are recognised on a trade date basis. 'Amounts due to banks', 'Customer deposits and other accounts', 'Placements with banks' and 'Loans and advances to customers' are recognised when cash is received by the Group or advanced to the borrowers.

***(ii)* Initial recognition of financial instruments**

The classification of financial instruments at initial recognition depends on the purpose for which the financial instruments were acquired and their characteristics. All financial instruments are measured initially at their fair value plus, in the case of financial assets and liabilities not measured at fair value through profit or loss, any directly attributable incremental costs of acquisition or issue.

(iii) Derivatives classified at fair value through profit or loss

Derivatives are recorded at fair value and classified as assets when their fair value is positive and as liabilities when their fair value is negative. Subsequently derivatives are measured at fair value. Changes in the fair value of derivatives held for trading are included in 'Net gains on sale and change in fair value of financial instruments' in the income statement.

Derivatives embedded in other financial instruments, such as the conversion option in an acquired convertible bond, are treated as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contract, and the host contract is not itself measured at fair value with fair value changes recognised in the income statement. The embedded derivatives separated from the host are carried at fair value, with changes in fair value recognised in 'Net gains on sale and change in fair value of financial instruments' in the income statement.

(iv) Financial assets or financial liabilities held for trading

Other financial assets or financial liabilities held for trading are recognised in the balance sheet at fair value. Changes in fair value are recognised in 'Net gains on sale and change in fair value of financial instruments' in the income statement. Interest income and expense are included in the corresponding captions according to the terms of the relevant contract, while dividend income is recognised in 'Other income' when the right to receive payment has been established.

(v) Financial assets or financial liabilities at fair value through profit or loss

Financial assets and financial liabilities classified in this category are designated by management on initial recognition when the following criteria are met: (a) the designation eliminates or significantly reduces the inconsistency that would otherwise arise from the measurement of the assets or liabilities or the recognition of gains or losses on them on a different basis, or (b) the assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed and their performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, or (c) the financial instrument contains an embedded derivative, unless the embedded derivative does not significantly modify the cash flows of the instrument or it is clear, with little or no analysis, that the embedded derivative could not be separated.

Financial assets and financial liabilities at fair value through profit or loss are recognised in the balance sheet at fair value. Changes in fair value are recognised in 'Net gains on sale and change in fair value of financial instruments' in the income statement. Interest income and expense are included in the corresponding captions according to the terms of the relevant contract, while dividend income is recognised in 'Other income' when the right to receive payment has been established.

(v) Held-to-maturity investments

Held-to-maturity investments are those which carry fixed or determinable payments and have fixed maturities and which the Group has the intention and ability to hold to maturity. After initial measurement, held-to-maturity investments are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees that are an integral part of the effective interest rate. The amortisation is included in 'Interest income' in the income statement. Losses arising from impairment of such investments are recognised in 'Net gains on sale and change in fair value of financial instruments' in the income statement.

13. Financial instruments (continued)

(vi) Loans and advances

Loans and advances to customers are financial assets with fixed or determinable payments that are not quoted in an active market. They are not entered into with the intention of immediate or short-term resale and are not classified as 'Investments held for trading', nor designated as 'Investments available-for-sale' or 'Investments at fair value through profit or loss'. This accounting policy covers the balance sheet captions 'Placements with banks' and 'Loans and advances to customers'. After their initial recognition, loans and advances to customers are subsequently measured at amortised cost using the effective interest rate method, less any provision for impairment. The losses arising from impairment are recognised in the income statement in 'Provisions for impairment of loans and advances'.

(vii) Available-for-sale investments

Available-for-sale investments are those which are designated as such or do not qualify to be classified as 'Investments at fair value through profit or loss', 'Investments held-to-maturity' or 'Loans and advances'. These investments can be sold in response to changes in market risks or liquidity requirements and include equity shares, debt securities and treasury bills.

After initial measurement, available-for-sale investments are measured at fair value. Unrealised gains and losses from charges in fair value are recognised directly in equity in the 'Revaluation reserve'. When the security is disposed of, the cumulative gain or loss previously recognised in equity is recognised in the income statement in 'Net gains on sale and change in fair value of financial instruments'. Where the Group holds more than one investment in the same security, they are deemed to be disposed of on a weighted average cost basis. Interest income from available-for-sale debt securities and treasury bills is recorded as 'Interest income' using the effective interest rate method. Dividend income from available-for-sale equity shares is recognised in the income statement in 'Other income' when the right to receive payment has been established. Impairment losses on available-for-sale investments are recognised in the income statement in 'Net gains on sale and change in fair value of financial instruments'.

(viii) Subordinated loan stock and debt securities in issue

Subordinated loan stock and debt securities in issue are initially measured at cost, being the fair value of the consideration received, net of any issue costs. They are subsequently measured at amortised cost using the effective interest rate method, in order to amortise the difference between the cost at inception and the redemptions value, over the period to the earliest date that the Company has the right to redeem the subordinated loan stock and the debt securities in issue.

Debt instruments issued by the Company and held by the Group for trading purposes are treated as redemptions. Gains or losses on redemption are recognised if the repurchase price of the debt instrument was different from its carrying value at the date of repurchase. Subsequent sales of own debt instruments in the market are treated as debt re-issuance.

Interest on subordinated loan stock and debt securities in issue is included in 'Interest expense' in the income statement.

14. Derecognition of financial assets and financial liabilities

(i) Financial assets

A financial asset is derecognised when: (a) the rights to receive cash flows from the asset have expired, or (b) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party and has: either (a) transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(ii) Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.

15. Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets, that can be reliably estimated. Objective evidence of impairment may include indications that the borrower or group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the borrower might be declared bankrupt or proceed with a financial restructuring and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or the economic conditions that correlate with defaults.

(i) Loans and advances to customers

For loans and advances to customers carried at amortised cost, the Group first assesses individually whether objective evidence of impairment exists for loans and advances that are individually significant. Furthermore, a collective impairment assessment is made for loans and advances that are not individually significant and for losses that have been incurred but are not yet identified relating to loans and advances that have been assessed individually and for which no provision has been made.

The collectability of individually significant loans and advances is evaluated based on the customer's overall financial condition, resources and payment record, the prospect of support from creditworthy guarantors and the realisable value of any collateral.

There is objective evidence that a loan is impaired when it is probable that the Group will not be able to collect all amounts due according to the original contract terms, unless such loans are secured or other factors exist whereby the Group expects that all amounts due will be received.

If there is objective evidence, that an impairment loss has been incurred, the amount of the loss is measured as the difference between the loan's carrying amount and the present value of the estimated future cash flows (excluding future credit losses not yet incurred) including the cash flows which may arise from guarantees and tangible collateral, irrespective of the outcome of foreclosure. The carrying amount of the loan is reduced through the use of a provision account and the amount of the loss is recognised in the income statement. Loans together with the associated provisions are written off when there is no realistic prospect of future recovery. Loans are monitored continuously and are reviewed for impairment every six months. If, in a subsequent period, the amount of the estimated impairment loss decreases and the decrease is due to an event occurring after the impairment was recognised, when the credit worthiness of the customer has improved to such an extent that there is reasonable assurance that all principal and interest according to the original contract terms of the loan will be collected timely, the previously recognised impairment loss is reduced by adjusting the provision account. If a previously written-off loan is subsequently recovered, any amounts previously charged are credited to 'Provisions for impairment of loans and advances' in the income statement.

The present value of the estimated future cash flows is discounted using the loan's original effective interest rate. If a loan bears a variable interest rate, the discount rate used for measuring any impairment loss is the current reference rate plus the margin specified in the initial contract.

For the purposes of a collective evaluation of impairment, loans are grouped based on similar credit risk characteristics using the Group's internal credit rating systems that take into account the type of the loan and the industry, geographic a location, collateral type, past-due amounts and other relevant factors.

Future cash flows for a group of loans and advances that are collectively evaluated for impairment are estimated on the basis of historical loss experience for loans with similar credit risk characteristics to those of the group. Historical loss experience is adjusted on the basis of current observable data to reflect the impact of current conditions that did not affect the period on which the historical loss experience is based and to remove the impact of conditions in the historical period that do not currently exist. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

15. Impairment of financial assets *(continued)*

(ii) Held-to-maturity investments

For held-to-maturity investments the Group assesses at each balance sheet date whether there is objective evidence of impairment. If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses not yet incurred). The carrying amount of the asset is reduced and the amount of the loss is recognised in the income statement.

If, in a subsequent period, the amount of the estimated impairment loss decreases because of an event occurring after the impairment was recognised, the impairment loss previously recognised is reversed and the reversal is credited to the 'Net gains on sale and change in fair value financial instruments' in the income statement.

(iii) Available-for-sale investments

For available-for-sale investments, the Group assesses whether there is objective evidence of impairment at each balance sheet date.

In the case of equity shares classified as available-for-sale, objective evidence would include a significant or prolonged decrease in the fair value of the investment below cost. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in the income statement – is deducted from the 'Revaluation reserve' and recognised in the income statement. Impairment losses on equity shares are not reversed through the income statement. Increases in their fair value after impairment are recognised in the 'Revaluation reserve' in equity.

In the case of debt securities and treasury bills classified as available-for-sale, impairment is assessed based on the same criteria applicable to financial assets carried at amortised cost. If, in a subsequent period, the impairment loss decreases and the decrease can be objectively related to an event occurring after the impairment loss was recognised, the impairment loss previously recognised is reversed through the income statement.

16. Hedge accounting

The Group uses derivative financial instruments to hedge exposures to interest rate and foreign currency risks. The Group applies hedge accounting for transactions which meet the specified criteria.

At inception of the hedging relationship, the Group formally documents the relationship between the hedged item and the hedging instrument, including the nature of the risk and the objective and strategy for undertaking the hedge. The method that will be used to assess the effectiveness of the hedging relationship forms part of the Group's documentation.

At inception of the hedging relationship, a formal assessment is also undertaken to ensure that the hedging relationship is highly effective regarding the offsetting of the changes in fair value or the cash flows attributable to the hedged risk. A hedge is regarded as highly effective if the changes in fair value or cash flows attributable to the hedged risk of the hedging instrument and the hedged item during the period for which the hedge is designated, are expected to offset in a range of 80% to 125%. In the case of cash flow hedges where the hedged item is a forecast transaction, the Group assesses whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect the income statement.

(i) Fair value hedges

In the case of fair value hedges that meet the criteria, the change in the fair value of a hedging instrument is recognised in the income statement in 'Net gains from sale and change in fair value of financial instruments'. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognised in the income statement in 'Net gains from sale and change in fair value of financial instruments'.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedging relationship is terminated.

For hedged items recorded at amortised cost, the difference between the carrying value of the hedged item on termination and the face value is amortised over the remaining term of the original hedge. If the hedged item is derecognised, the unamortised fair value adjustment is recognised immediately in the income statement.

16. Hedge accounting *(continued)*

(ii) Cash flow hedges

In the case of cash flow hedges that meet the criteria, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity in the 'Cash flow hedge reserve'. The ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement.

When the hedged cash flows affect the income statement, the gain or loss previously recognised in the 'Cash flow hedge reserve' is transferred to the income statement.

(iii) Hedge of a net investment

Hedges of net investments in overseas branches or subsidiaries are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised directly in equity while gains or losses relating to the ineffective portion are recognised in the income statement.

On disposal of the overseas branch or subsidiary, the cumulative gains or losses recognised directly in equity are recognised in the income statement.

17. Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

18. Classification of insurance products

The Group issues only insurance contracts. An insurance contract is a contract under which one party (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

Once a contract has been classified as an insurance contract, it remains an insurance contract until expiry or until all of the rights and obligations under the contract have been fulfilled, even if the insurance risk has been significantly reduced during its term.

19. Life assurance business

Income from long-term life assurance business, recognised in the income statement, comprises: (a) gross insurance premiums net of reinsurance premiums, policy management fees, net claims, commissions to insurance intermediaries and the adjustments to insurance contract obligations, and (b) the change in the present value of future income from insurance contracts in force. The change in the present value of in-force insurance business is determined on a post tax basis. For presentation purposes, the change in value is grossed up at the underlying rate of tax. Staff costs and other operating expenses are included in the relevant expense captions of the income statement.

Premium income from unit-linked insurance contracts is recognised when received and when the units have been allocated to policyholders. Premium income from non-linked insurance contracts is recognised when due, in accordance with the terms of the relevant insurance contracts.

Fees and other expenses chargeable to the long-term assurance funds in accordance with the terms of the relevant insurance contracts, as well as the cost of death cover, are recognised in a manner consistent with the recognition of the relevant insurance premiums.

Commissions to insurance intermediaries are recognised in the income statement on an accruals basis, in accordance with the terms of the contracts with intermediaries.

Life assurance contract liabilities are determined on the basis of an actuarial valuation and for unit-linked insurance contracts they include the fair value of units allocated to policyholders on a contract by contract basis.

20. General insurance business

Income from general insurance business in the income statement consists of gross insurance premiums net of reinsurance premiums, net claims and commissions to insurance intermediaries, and the adjustments to insurance contract obligations. Staff costs and other operating expenses are included in the relevant expense captions of the income statement.

Premium income from insurance contracts (including reinsurance contracts) issued by the Group is recognised when due, in accordance with the terms of the relevant insurance contracts. Assigned reinsurance premiums are recognised in a manner consistent with the associated reinsured business and in accordance with the relevant reinsurance contracts held by the Group. Unearned insurance and reinsurance premiums relating to the period of risk after the balance sheet date are deferred to subsequent reporting periods.

A provision is made for the estimated cost of claims reported but not settled and claims incurred but not reported at the balance sheet date. The provision for the cost of claims reported but not settled is made on a case by case basis after taking into consideration all known facts, recent past experience and assumptions regarding the future outcome of outstanding cases. The provision for claims incurred but not reported at the balance sheet date is estimated in accordance with the relevant legislation.

21. Long-term life assurance business

The Group accounts for its interest in long-term life assurance business using the embedded value basis of accounting.

The embedded value comprises of the net assets of the life assurance subsidiary, including any surplus retained within the long-term business funds which could be transferred to the shareholders, and the present value of the in-force business. The value of the in-force business is calculated by projecting the future surpluses and other net cash flows attributable to the shareholders arising from business written at the balance sheet date, using appropriate economic and actuarial assumptions, and discounting the result at a rate which reflects the shareholders' overall risk premium attributable to this business.

The assets held within the long-term assurance business funds are legally owned by the life assurance company, however, the shareholders will only benefit from ownership of these assets to the extent that surpluses are declared or from other cash flows attributable to the shareholders.

In order to reflect the different nature of these assets, they are classified separately on the consolidated balance sheet as 'Life assurance business net assets attributable to policyholders' while the corresponding liability to the policyholders is shown as 'Life assurance business liabilities to policyholders'. Investments held within the long-term assurance business funds are measured as follows: equity shares, debt securities and treasury bills held by unit-linked funds are measured at fair value in accordance with policy terms, investment property is measured at fair value based on valuations carried out by independent valuers at the balance sheet date and mortgages and other loans are measured at amortised cost less any provision for impairment.

22. Finance leases – The Group as a lessor

Finance leases, where the Group transfers substantially all the risks and rewards incidental to ownership of the leased item to the lessee, are included in 'Loans and advances to customers'. A receivable is recognised over the lease period of an amount equal to the present value of the lease payments using the implicit rate of interest and including any guaranteed residual value. Finance income is recognised in 'Interest income' in the income statement.

23. Property and equipment

Owner-occupied property is property held by the Group for use in the supply of services or for administrative purposes. Investment property is property held by the Group to earn rentals and/or for capital appreciation. If a property of the Group includes a portion that is owner-occupied and another portion that is held to earn rentals or for capital appreciation, the classification is based on whether or not these portions can be sold separately. Otherwise, the whole property is classified as owner-occupied property unless the owner-occupied portion is insignificant. The classification of property is reviewed on a regular basis to account for major changes in its use.

Owner-occupied property is originally measured at cost and subsequently measured at fair value less accumulated depreciation. Valuations are carried out periodically by independent qualified valuers on the basis of current market values. Depreciation is calculated on the revalued amount less the estimated residual value of buildings on a straight line basis over their estimated useful life of 35 to 67 years. On disposal of freehold land and buildings, the relevant 'Revaluation reserve' balance is transferred to 'Retained earnings'.

The cost of adapting/improving leasehold property is amortised over 5 years or over the period of the lease if this does not exceed 5 years.

Equipment is measured at cost less accumulated depreciation. Depreciation of equipment is calculated on a straight line basis over its estimated useful life of 5 to 10 years.

On the balance sheet date, the carrying value of equipment is reviewed for evidence of impairment when events or changes in circumstances indicate that the carrying value may not be recovered. Where the recoverable amount is less than the carrying amount, equipment is written down to its recoverable amount.

24. Investment property

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at fair value, as at the balance sheet date. Gains or losses arising from changes in the fair values of investment properties are included in the income statement. Valuations are carried out by independent qualified valuers.

The 'Property revaluation reserve' includes revaluation of property initially used by the Group for its operations and subsequently transferred to 'Investment property'.

The Group in its normal course of business, acquires properties in debt satisfaction, which are held either directly or by entities set up and controlled by the Group for the sole purpose of managing these properties. These properties are recognised in the Group's financial statements as investment properties, reflecting the substance of these transactions.

25. Stock of property held for sale

Stock of property held for sale is measured at the lower of cost or net realisable value.

26. Goodwill and other intangible assets

Goodwill represents the excess of the cost of the acquisition over the net fair value of the Group's share of identifiable assets, liabilities and contingent liabilities of the acquired entity at the date of acquisition. After initial recognition, goodwill is measured at cost less any impairment loss. Goodwill is reviewed for impairment on an annual basis or earlier when events or changes in circumstances indicate a possible impairment.

Licence fees, acquired insurance portfolio customer lists and software programmes are measured at cost less accumulated amortisation. Amortisation is calculated on a straight line basis over the estimated useful life of the assets which is 10 years for licence fees, 3 years for acquired insurance portfolio customer lists and 3 to 5 years for software programmes.

At each balance sheet date, licence fees, acquired insurance portfolio customer lists and software programmes are reviewed for impairment when events to changes to circumstances indicate that the carrying value may not be recoverable. If the carrying amount exceeds the recoverable amount then the licence fees, the acquired customer lists and the software programmes are written down to their recoverable amount.

27. Share capital
Any difference between the issue price of share capital and the nominal value is recognised as share premium. The costs incurred attributable to the issue of share capital are deducted from equity.

28. Provisions for pending litigation or claims
Provisions for pending litigation or claims against the Group are made when: (a) there is a present obligation (legal or constructive) arising from past events, (b) the settlement of the obligation is expected to result in an outflow of resources embodying economic benefits, and (c) a reliable estimate of the amount of the obligation can be made.

29. Financial guarantees
The Group issues financial guarantees to its customers, consisting of letters of credit, guarantees and acceptances. Financial guarantees are initially recognised in the financial statements at fair value, in 'Other liabilities'. Subsequently, the Group's liability under each guarantee is measured at the higher of: (a) the amount initially recognised reduced by the cumulative amortised premium which is periodically recognised in the income statement in 'Fee and commission income' in accordance with the terms of the guarantee, and (b) the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantee.

Any increase in the liability relating to financial guarantees is recognised in the income statement in 'Provisions for impairment of loans and advances'. The balance of the liability for financial guarantees that remains is recognised in 'Fee and commission income' in the income statement when the guarantee is fulfilled, cancelled or expires.

30. Taxation
Taxation on income is provided in accordance with the fiscal regulations and rates which apply in the countries where the Group operates and is recognised as an expense in the period in which the income arises. Deferred tax is provided using the liability method.

Deferred tax liabilities are recognised for all taxable temporary differences between the tax basis of assets and liabilities and their carrying amounts at the balance sheet date, which will give rise to taxable amounts in future periods. Deferred tax liabilities are not recognised for all taxable temporary differences associated with investments in subsidiaries and branches except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences and carry-forward of unutilised tax losses to the extent that it is probable that taxable profit will be available, against which the deductible temporary differences and carry-forward of unutilised tax losses can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to utilise all or part of the deductible temporary differences or tax losses.

Deferred tax assets and liabilities are measured at the amount that is expected to be paid to or recovered from the tax authorities, after taking into account the tax rates and legislation that have been enacted or substantially enacted by the balance sheet date.

Current and deferred tax assets and liabilities are offset when they arise from the same tax reporting entity and relate to the same tax authority and when the legal right to offset exists.

31. Cash and cash equivalents
Cash and cash equivalents for the purposes of the cash flow statement consist of cash, non-obligatory balances with central banks, placements with banks and other securities that are readily convertible into known amounts of cash or are repayable within three months of the date of their acquisition.

1. Corporate information

The consolidated financial statements of Bank of Cyprus Public Company Ltd for the year ended 31 December 2006 were authorised for issue by a resolution of the Board of Directors on 27 February 2007.

Bank of Cyprus Public Company Ltd is the holding company of the Bank of Cyprus Group. The principal activities of the Company and its subsidiary companies during the year continued to be the provision of banking and financial services, insurance business and property and hotel business.

The Company was incorporated as a limited liability company in 1930 and is a public company under the Cyprus Stock Exchange Laws and Regulations and the Income Tax Law of Cyprus.

2. Segmental analysis

The Group has three principal business segments: banking and financial services, life and general insurance business and property and hotel business.

The Group's business is mainly conducted in three geographic segments: (a) Cyprus, (b) Greece, and (c) other countries, principally the United Kingdom and Australia.

Generally, pricing between the different segments is based on market rates. The analysis by geographic segment is based on the location of the office recording the transaction.

Even though the activities of some of the Group companies are interdependent, the analyses by business activity and geographic segment are presented without adjustments for the cost of the net investment, the allocation of the benefit of earnings on the Group's capital and of Group head office expenses, as such adjustments are be subjective.

The primary reporting format is by business segment.

2. Segmental analysis *(continued)*

Business segments

	Banking and financial services	Insurance business	Property and hotel business	Total
	C£000	*C£000*	*C£000*	*C£000*
2006				
Turnover	884.363	77.057	12.870	**974.290**
Profit before tax	202.608	17.366	4.549	**224.523**
Provisions for impairment of loans and advances	58.359	-	-	**58.359**
Profit before provisions	260.967	17.366	4.549	**282.882**
Assets	14.158.364	392.399	34.669	**14.585.432**
Inter-segment assets				**(22.457)**
Total assets				**14.562.975**
Liabilities	13.321.457	333.747	12.030	**13.667.234**
Inter-segment liabilities				**(8.880)**
Total liabilities				**13.658.354**
Capital expenditure	13.728	292	54	**14.074**
Depreciation and amortisation	17.833	743	154	**18.730**

2. Segmental analysis *(continued)*

Business segments *(continued)*

	Banking and financial services	Insurance business	Property and hotel business	Total
	C£000	*C£000*	*C£000*	***C£000***
2005				
Turnover	720.199	70.904	6.152	**797.255**
Profit before tax	73.544	14.080	2.934	**90.558**
Provisions for impairment of loans and advances	91.087	-	-	**91.087**
Profit before provisions	164.631	14.080	2.934	**181.645**
Assets	12.461.745	327.826	33.857	**12.823.428**
Inter-segment assets				**(21.239)**
Total assets				**12.802.189**
Liabilities	11.760.253	277.935	13.499	**12.051.687**
Inter-segment liabilities				**(11.149)**
Total liabilities				**12.040.538**
Capital expenditure	20.038	856	64	**20.958**
Depreciation and amortisation	18.649	769	181	**19.599**

2. Segmental analysis *(continued)*

Geographic segments

	Cyprus	Greece	Other countries	Total
2006	*C£000*	*C£000*	*C£000*	***C£000***
Turnover	659.382	292.656	67.241	**1.019.279**
Inter-segment turnover, mainly interest	(13.576)	(23.214)	(8.199)	**(44.989)**
Turnover with third parties	645.806	269.442	59.042	**974.290**
Assets	8.620.919	5.718.538	1.279.567	**15.619.024**
Inter-segment assets				**(1.056.049)**
Total assets				**14.562.975**
Capital expenditure	5.578	7.294	1.202	**14.074**

	Cyprus	Greece	Other countries	Total
2005	*C£000*	*C£000*	*C£000*	***C£000***
Turnover	505.331	256.652	60.863	**822.846**
Inter-segment turnover, mainly interest	(16.429)	(6.644)	(2.518)	**(25.591)**
Turnover with third parties	488.902	250.008	58.345	**797.255**
Assets	8.012.288	4.741.720	1.064.634	**13.818.642**
Inter-segment assets				**(1.016.453)**
Total assets				**12.802.189**
Capital expenditure	5.626	13.672	1.660	**20.958**

3. Interest income

	2006	2005
	C£000	C£000
Loans and advances to customers	531.088	455.153
Placements with banks and central banks	128.664	76.940
Treasury bills	2.119	4.210
Debt securities	90.366	69.002
	752.237	605.305

4. Interest expense

	2006	2005
	C£000	C£000
Customer deposits and other accounts	353.916	297.768
Amounts due to banks	7.442	4.625
Subordinated loan stock	16.886	16.772
Debt securities in issue	15.364	6.374
	393.608	325.539

5. Net gains on sale and change in fair value of financial instruments

	2006	2005
	C£000	C£000
Trading portfolio		
- equity shares	1.487	683
- debt securities	(2.949)	4.254
- derivatives	8.765	(1.216)
Investments at fair value through profit or loss		
- equity shares	(3.453)	(1.243)
- debt securities	(153)	20
Available-for-sale investments	11.789	3.009
Change in fair value of financial instruments designated as fair value hedges	(507)	515
	14.979	6.022

6. Income from insurance business

	2006	2005
	C£000	C£000
Life assurance business	15.670	14.465
General insurance business	10.732	8.910
	26.402	23.375

Analysis of income

	2006		2005	
	Life assurance	General insurance	Life assurance	General insurance
	C£000	C£000	C£000	C£000
Gross premiums	46.027	31.030	42.545	28.359
Reinsurance premiums	(5.394)	(15.696)	(4.601)	(13.580)
Income and gains from investments	55.568	10	39.001	18
Commissions from reinsurers and other income	2.096	5.169	1.965	3.900
	98.297	20.513	78.910	18.697
Gross payments to policyholders	(27.268)	(15.351)	(27.060)	(9.335)
Reinsurers' share of payments to policyholders	2.048	9.092	1.920	3.890
Gross adjustment to insurance contract liabilities	(56.947)	(809)	(37.187)	(8.477)
Reinsurers' share of change in insurance contract liabilities	1.305	(823)	895	6.688
Commissions paid to agents and other selling costs	(6.321)	(1.890)	(5.457)	(2.553)
	11.114	10.732	12.021	8.910
Change in the present value of future income from the in-force business before tax	4.556	-	2.444	-
Income as per the income statement	15.670	10.732	14.465	8.910

6. Income from insurance business *(continued)*

Other insurance income and expense items

The following insurance income and expense items were recognised in the relevant captions of the consolidated income statement:

	2006		2005	
	Life assurance	**General insurance**	Life assurance	General insurance
	C£000	***C£000***	*C£000*	*C£000*
Interest income	**104**	**694**	108	697
Net gains on sale and change in fair value of financial instruments and other income	**366**	**768**	372	181
Staff costs	**(3.027)**	**(4.108)**	(2.814)	(3.925)
Other operating expenses	**(2.030)**	**(1.803)**	(2.013)	(1.901)

7. Other income

	2006	2005
	C£000	*C£000*
Dividend income from equity shares	**999**	428
Profit on disposal of stock of property held for sale	**4.302**	3.058
Rental income from investment property	**512**	397
Other income	**2.906**	1.999
	8.719	5.882

8. Staff costs

	2006	2005
	C£000	*C£000*
Salaries	**115.081**	105.941
Employer's contributions	**18.283**	16.594
Retirement benefit plan costs	**20.254**	28.796
Cost of equity-settled share-based payments (Note 25)	**2.265**	-
	155.883	151.331

The number of persons employed by the Group as at 31 December 2006 was 6.192 (2005: 6.065).

8. Staff costs *(continued)*

Retirement benefit plan costs

	2006	2005
	C£000	*C£000*
Plans:		
- defined benefit	**17.245**	24.497
- defined contribution	**775**	618
- early retirement	**2.234**	3.681
	20.254	28.796

The Group operates several retirement benefit plans covering substantially all its employees. The majority of the plans are funded.

Cyprus

The main retirement plan for the Group's permanent employees in Cyprus covers 50,5% of total Group employees and is a defined benefit plan. The plan provides for a lump sum payment on retirement or death in service of up to 78 monthly salaries depending on the length of service. A small number of employees who do not participate in the main retirement plan, have the option to receive part or all of their retirement benefit entitlement by way of a pension for life.

The net present value of the obligations of the main retirement plan is estimated annually using the Projected Unit Credit Method of actuarial valuation, carried out by independent actuaries. The principal actuarial assumptions used for the valuations were as follows:

	2006	2005
Discount rate	**4,75%**	5,00%
Expected rate of return on plan assets	**6,00%**	6,00%
Future salary increases	**6,50%**	6,50%

8. Staff costs *(continued)*

Retirement benefit plan costs *(continued)*

Greece

The Group's employees in Greece (42,0% of total Group employees) are covered by two defined benefit plans and one defined contribution plan.

All employees are entitled by law to a compensation in case of dismissal or a lump sum payment upon normal retirement, under a defined benefit plan, at rates specified in the legislation.

In addition, a number of employees recruited up to 31 December 2002 (18,1% of total Group personnel) participate in a defined benefit plan which provides for the payment of a lump sum on retirement of up to approximately 50 monthly salaries depending on the length of service.

The net present value of the obligations under the two defined benefit plans in Greece is estimated annually using the Projected Unit Credit Method of actuarial valuation, carried out by independent actuaries. The principal actuarial assumptions used for the valuations were as follows:

	2006	*2005*
Discount rate	**4,06%**	3,73%
Expected rate of return on plan assets	**4,06%**	3,73%
Future salary increases	**5,00%**	5,00%

The third plan applies to employees recruited after 31 December 2002 and is a defined contribution plan.

United Kingdom

The Group's employees in the United Kingdom (3,3% of total Group employees) are covered by one defined benefit plan and one defined contribution plan.

A number of employees recruited up to 31 March 2003 (2,3% of total Group employees) participate in a defined benefit plan which provides for the payment of a pension for life, based on the final employee salary prior to retirement and the years of service.

The net present value of the obligations for the defined benefit plan in the United Kingdom is estimated annually using the Projected Unit Credit Method of actuarial valuation, carried out by independent actuaries. The principal actuarial assumptions used for the valuations were as follows:

	2006	*2005*
Discount rate	**4,90%**	4,75%
Expected rate of return on plan assets	**7,40%**	7,40%
Future salary increases	**5,00%**	4,70%

The second plan applies to employees recruited after 31 March 2003 and is a defined contribution plan.

8. Staff costs *(continued)*

Retirement benefit plan costs ***(continued)***

Other countries

The terms of the retirement plans of employees in other countries reflect the economic conditions prevailing in these countries.

Analysis of the results of the actuarial valuations for the Group's defined benefit plans

The amounts recognised in the balance sheet are shown below:

	2006	2005
	C£000	C£000
Net present value of funded obligations	**298.530**	262.582
Fair value of plan assets	**(345.871)**	(193.628)
	(47.341)	68.954
Net present value of unfunded obligations	**2.424**	2.114
	(44.917)	71.068
Unrecognised actuarial losses	**(6.188)**	(69.903)
Unrecognised actuarial gains	**54.346**	2.242
Net liability of retirement benefit plans recognised in the balance sheet (Note 23)	**3.241**	3.407

The cumulative unrecognised actuarial gains were mainly the result of increased actual return on the plan assets in relation to the expected long-term rate of return used.

The movement in the net present value of obligations is set out below:

	2006	2005
	C£000	C£000
At 1 January	**264.696**	235.816
Current service cost	**14.285**	13.559
Interest expense on obligations	**13.291**	14.172
Actuarial losses	**14.240**	11.658
Benefits paid	**(6.926)**	(10.906)
Contributions by plan participants	**170**	135
Exchange differences from overseas plans	**1.198**	262
At 31 December	**300.954**	264.696

8. Staff costs *(continued)*

Retirement benefit plan costs *(continued)*

Analysis of the results of the actuarial valuations for the Group's defined benefit plans (continued)

The changes in the fair value of plan assets are set out below:

	2006	2005
	C£000	*C£000*
At 1 January	**193.628**	129.509
Expected rate of return on plan assets	**11.856**	8.197
Actuarial gains	**128.698**	42.375
Employer contributions	**17.516**	23.767
Contributions by plan participants	**170**	135
Benefits paid	**(6.926)**	(10.906)
Exchange differences from overseas plans	**929**	551
At 31 December	**345.871**	193.628

The actual return on plan assets, excluding exchange differences, for 2006 was C£140.554 thousand (2005: C£50.572 thousand).

The major categories of plan assets as a percentage of total plan assets are as follows:

	2006	2005
Equity shares	**73%**	62%
Debt securities	**17%**	28%
Placements with banks	**10%**	10%

The assets held by the funded plans include securities issued by the Company, the fair value of which is:

	2006	2005
	C£000	*C£000*
Equity shares	**226.962**	96.760
Debt securities	**12.822**	12.822
	239.784	109.582

8. Staff costs *(continued)*

Retirement benefit plan costs *(continued)*

Analysis of the results of the actuarial valuations for the Group's defined benefit plans (continued)

The components of the expense recognised in the income statement in relation to the defined benefit plans are as follows:

	2006	*2005*
	C£000	*C£000*
Current service cost	**14.285**	13.559
Interest expense on obligations	**13.291**	14.172
Expected return on plan assets	**(11.856)**	(8.197)
Recognised actuarial loss of prior years	**1.525**	4.963
	17.245	24.497

The Group expects to contribute C£15,5 million to the defined benefit plans during 2007.

Experience adjustments and their effect on the net present value of obligations and the fair value of plan assets are as follows:

	2006	*2005*
	C£000	*C£000*
Net present value of obligations	**(300.954)**	(264.696)
Fair value of plan assets	**345.871**	193.628
Surplus/(deficit)	**44.917**	(71.068)
Experience adjustments to obligations	**(4.348)**	2.116
Experience adjustments to plan assets	**128.698**	42.375

Medical plan costs

The Group operates a number of medical plans that cover almost all of its employees. All the plans are defined contribution plans except for the plan that covers the employees of the Group in Greece which is a defined benefit plan. Full provision is made for all liabilities in respect of these plans at the balance sheet date.

9. Profit before tax

Profit before tax is stated after crediting/(charging) the following:

	2006	*2005*
	C£000	*C£000*
Gain from change in fair value of investment property	**412**	87
Profit on disposal of property and equipment	**315**	270
Operating lease rentals for land and buildings	**(8.736)**	(8.077)
Depreciation of property and equipment	**(13.912)**	(14.270)
Amortisation of intangible assets	**(4.818)**	(5.329)
Auditors' remuneration	**(453)**	(426)

The depreciation of property and equipment and the amortisation of intangible assets are included in 'Other operating expenses'.

10. Tax

	2006	*2005*
	C£000	*C£000*
Corporation tax		
- Cyprus	**17.062**	2.856
- overseas	**14.228**	11.673
Cyprus defence contribution	**325**	43
Deferred tax	**4.918**	3.814
Prior years' tax adjustments	**2.010**	(245)
One-off tax on reserves	**2.874**	-
	41.417	18.141

10. Tax *(continued)*

The reconciliation between the tax expense and the profit before tax as estimated using the current tax rates is set out below:

	2006	2005
	C£000	C£000
Profit before tax	**224.523**	90.558
Tax at the normal tax rates in Cyprus	**22.777**	9.089
Tax effect of:		
- expenses not deductible for tax purposes	**3.893**	863
- income not subject to tax	**(1.379)**	(787)
- difference between overseas tax rates and Cyprus tax rates	**11.242**	9.221
	36.533	18.386
Prior years' tax adjustments	**2.010**	(245)
One-off tax on reserves	**2.874**	-
	41.417	18.141

Corporation tax in Cyprus is calculated at the rate of 10% on taxable income. For life assurance business there is a minimum tax charge of 1,5% on gross premiums. Defence contribution is payable on rental income at a rate of 3% and on interest income from activities outside the ordinary course of business at a rate of 10%.

At 31 December 2006 the accumulated tax losses of subsidiary companies amounted to C£5.385 thousand (2005: C£6.659 thousand). Tax losses of 31 December 2005 were partly utilised against the taxable profit of year 2006. It is expected that the remaining tax losses will be utilised against future taxable profits.

The one-off tax on reserves relates to the tax imposed on the untaxed and special taxable reserves of the Company's branch in Greece as at 31 December 2005, following an amendment of the relevant legislation, at a rate of 15%. Following the imposition of this tax, these reserves are free for distribution without any additional tax charge.

In case of distribution of the undistributed reserves of the Company's overseas branches and subsidiaries, additional tax of around C£1,2 million (2005: C£5,6 million) would arise, for which no deferred tax liability has been recognised.

10. Tax *(continued)*

Deferred tax asset

The deferred tax asset comprises of:

	2006	2005
	C£000	C£000
Difference between wear and tear allowances and depreciation	**231**	187
Property revaluation	**(116)**	(113)
Different tax treatment of finance leases	**1.288**	1.329
Unutilised tax losses carried forward	**300**	100
Other temporary differences	**1.017**	678
	2.720	2.181

Deferred tax liability

The deferred tax liability comprises of:

	2006	2005
	C£000	C£000
Difference between wear and tear allowances and depreciation	**4.096**	3.672
Property revaluation	**6.695**	6.836
Investment revaluation	**207**	1.156
Other temporary differences	**684**	(3.516)
	11.682	8.148

11. Basic and diluted earnings per share

	2006	2005
Profit after tax (C£ thousand)	**183.106**	72.417
Weighted average number of shares in issue during the year (thousand)	**548.729**	503.018
Basic earnings per share (cent)	**33,4**	14,4
Weighted average number of shares, adjusted for the exercise of share options (thousand)	**549.512**	503.018
Diluted earnings per share (cent)	**33,3**	14,4

The Group has issued Share Options to its employees, which constitute potentially dilutive ordinary shares. The diluted earnings per share are calculated after adjusting the weighted average number of shares in issue during the year, under the assumption that all potentially dilutive ordinary shares are converted into shares.

The weighted average number of shares for the year ended 31 December 2005 has been adjusted to reflect the bonus element of the shares issued under the Dividend Reinvestment Plan arising from the dividend payments in June and December 2006.

12. Cash, balances with central banks and placements with banks

	2006	2005
	C£000	C£000
Cash	**79.701**	61.857
Balances with central banks	**603.387**	549.824
	683.088	611.681
Placements with banks	**2.486.465**	2.578.300

Balances with central banks include obligatory deposits for liquidity purposes which amount to C£245.799 thousand (2005: C£353.376 thousand).

The analysis of the above by maturity date and currency is set out in Note 34. Placements and takings bear interest which is based on the interbank rate of the relevant term and currency.

13. Investments at fair value through profit or loss

	Trading investments		Investments at fair value through profit or loss		Total	
	2006	*2005*	*2006*	*2005*	*2006*	*2005*
	C£000	*C£000*	*C£000*	*C£000*	*C£000*	*C£000*
Debt securities	**158.334**	72.366	**65.188**	856	**223.522**	73.222
Equity shares	**3.357**	2.186	**9.713**	13.348	**13.070**	15.534
Mutual funds	**-**	575	**-**	-	**-**	575
	161.691	75.127	**74.901**	14.204	**236.592**	89.331
Debt securities						
Cyprus government	**149.153**	71.805	**56.157**	552	**205.310**	72.357
Other governments	**-**	-	**501**	304	**501**	304
European banks and other organisations	**8.750**	-	**8.530**	-	**17.280**	-
Cyprus local authorities	**279**	278	**-**	-	**279**	278
Cyprus public companies	**152**	283	**-**	-	**152**	283
	158.334	72.366	**65.188**	856	**223.522**	73.222
Listed on the Cyprus Stock Exchange	**149.305**	72.088	**56.157**	552	**205.462**	72.640
Listed on European stock exchanges	**8.750**	-	**9.031**	304	**17.781**	304
Unlisted certificates of deposit, bank and local authority bonds	**279**	278	**-**	-	**279**	278
	158.334	72.366	**65.188**	856	**223.522**	73.222
Equity shares						
Listed on the Cyprus Stock Exchange	**3.357**	2.143	**-**	-	**3.357**	2.143
Unlisted	**-**	43	**9.713**	13.348	**9.713**	13.391
	3.357	2.186	**9.713**	13.348	**13.070**	15.534

14. Loans and advances to customers

	2006	2005
	C£000	C£000
Loans and advances to customers	**7.915.425**	6.638.611
Hire purchase and finance lease debtors (Note 15)	**911.438**	759.410
Gross loans and advances to customers	**8.826.863**	7.398.021
Provisions for impairment of loans and advances and suspended income	**(461.708)**	(413.810)
	8.365.155	6.984.211
By economic activity		
Trade	**1.247.174**	1.197.265
Manufacturing	**431.362**	390.674
Tourism	**748.785**	692.284
Property and construction	**1.273.124**	999.132
Personal and professional	**3.263.357**	2.673.800
Housing	**1.510.466**	1.051.356
Other sectors	**352.595**	393.510
	8.826.863	7.398.021
By geographical area		
Cyprus	**4.188.868**	3.548.101
Greece	**3.789.053**	3.140.873
United Kingdom	**680.525**	562.367
Australia	**168.417**	146.680
	8.826.863	7.398.021

14. Loans and advances to customers *(continued)*

Provisions for impairment of loans and advances and suspended income

	Provisions	Suspended income	Total
	C£000	*C£000*	***C£000***
2006			
At 1 January	292.478	121.332	**413.810**
Exchange adjustments	866	55	**921**
Applied in writing off advances	(34.270)	(10.795)	**(45.065)**
Suspended income for the year net of current year collections	-	46.675	**46.675**
Collection of prior years' suspended income	-	(18.561)	**(18.561)**
Collection of loans previously written off	5.569	-	**5.569**
Charge for the year	58.359	-	**58.359**
At 31 December	**323.002**	**138.706**	**461.708**
2005			
At 1 January	337.565	133.469	**471.034**
Exchange adjustments	(798)	(130)	**(928)**
Applied in writing off advances	(138.161)	(41.507)	**(179.668)**
Suspended income for the year net of current year collections	-	49.263	**49.263**
Collection of prior years' suspended income	-	(19.763)	**(19.763)**
Collection of loans previously written off	2.785	-	**2.785**
Charge for the year	91.087	-	**91.087**
At 31 December	**292.478**	**121.332**	**413.810**

Loans and advances to customers net of provisions and suspended income include loans and advances amounting to C£166.563 thousand (2005: C£293.782 thousand) for which income is suspended.

The fair value of loans and other advances to customers is approximately equal to the amount shown on the balance sheet, after deducting the provisions and suspended income.

15. Hire purchase and finance lease debtors

	2006	2005
	C£000	C£000
Gross investment in hire purchase and finance lease contracts	**1.184.389**	915.274
Unearned finance income	**(272.951)**	(155.864)
Present value of hire purchase and finance lease payments	**911.438**	759.410
Repayable		
Within one year	**263.258**	167.866
Between one and five years	**546.382**	412.411
After five years	**374.749**	334.997
Gross investment in hire purchase and finance leases	**1.184.389**	915.274
Repayable		
Within one year	**216.803**	167.567
Between one and five years	**410.246**	334.670
After five years	**284.389**	257.173
Present value of hire purchase and finance lease payments	**911.438**	759.410

Under hire purchase contracts, the hirer: (a) pays a nominal fee at the end of the hire purchase term in exchange for the right to purchase the goods, (b) makes monthly payments which include hire purchase fees on all the amounts outstanding and (c) is responsible for any loss or damage incurred to the goods concerned.

Under finance lease contracts the item belongs to the Group and is leased for a fixed period. The lessee: (a) makes payments throughout the lease term covering the rentals and any other amounts that are payable under the terms of the contract, (b) undertakes to maintain the items in good condition and to compensate the Group for any damage or loss incurred and (c) upon expiry of the contract, can either return the items to the Group or continue to pay a nominal annual fee in exchange for the right to continue to use the items.

16. Investments available-for-sale and held-to-maturity

	Available-for-sale		Held-to-maturity		Total	
	2006	*2005*	*2006*	*2005*	*2006*	*2005*
	C£000	*C£000*	*C£000*	*C£000*	*C£000*	*C£000*
Treasury bills	**41.563**	63.940	**-**	-	**41.563**	63.940
Debt securities	**2.029.509**	1.860.419	**2.594**	2.573	**2.032.103**	1.862.992
Equity shares	**37.022**	18.329	**-**	-	**37.022**	18.329
	2.108.094	1.942.688	**2.594**	2.573	**2.110.688**	1.945.261
Treasury bills						
Cyprus government	**41.563**	63.940	**-**	-	**41.563**	63.940
Debt securities						
Cyprus government	**295.428**	454.917	**-**	-	**295.428**	454.917
Other governments	**462.612**	400.758	**-**	-	**462.612**	400.758
Local authorities	**942**	984	**-**	-	**942**	984
Banks and other organisations	**1.269.465**	998.704	**2.594**	2.573	**1.272.059**	1.001.277
Cyprus public companies	**1.062**	5.056	**-**	-	**1.062**	5.056
	2.029.509	1.860.419	**2.594**	2.573	**2.032.103**	1.862.992
Repayable						
Within one year	**359.308**	211.261	**-**	-	**359.308**	211.261
Between one and five years	**1.164.562**	1.235.979	**2.594**	2.573	**1.167.156**	1.238.552
After five years	**505.639**	413.179	**-**	-	**505.639**	413.179
	2.029.509	1.860.419	**2.594**	2.573	**2.032.103**	1.862.992
Listed on the Cyprus Stock Exchange	**296.490**	448.388	**-**	-	**296.490**	448.388
Listed on European or US stock exchanges	**1.731.776**	1.410.718	**2.594**	2.573	**1.734.370**	1.413.291
Unlisted certificates of deposit, bank and local authority bonds	**1.243**	1.313	**-**	-	**1.243**	1.313
	2.029.509	1.860.419	**2.594**	2.573	**2.032.103**	1.862.992
Geographical dispersion by country of issuer						
Cyprus	**297.733**	461.286	**-**	-	**297.733**	461.286
Greece	**228.395**	195.977	**-**	-	**228.395**	195.977
United Kingdom and Ireland	**262.891**	251.967	**2.124**	2.315	**265.015**	254.282
France	**203.036**	172.496	**-**	-	**203.036**	172.496
Germany	**168.000**	111.397	**263**	258	**168.263**	111.655
Other European countries	**410.907**	323.607	**207**	-	**411.114**	323.607
United States of America and Canada	**319.901**	211.379	**-**	-	**319.901**	211.379
Australia	**116.834**	94.738	**-**	-	**116.834**	94.738
Other countries	**8.774**	4.271	**-**	-	**8.774**	4.271
Multinational organisations	**13.038**	33.301	**-**	-	**13.038**	33.301
	2.029.509	1.860.419	**2.594**	2.573	**2.032.103**	1.862.992
Equity shares						
Listed on the Cyprus Stock Exchange	**35.710**	17.089	**-**	-	**35.710**	17.089
Listed on European stock exchanges	**915**	741	**-**	-	**915**	741
Unlisted	**397**	499	**-**	-	**397**	499
	37.022	18.329	**-**	-	**37.022**	18.329

16. Investments available-for-sale and held-to-maturity *(continued)*

Treasury bills and debt securities

The movement in investments in treasury bills and debt securities is summarised below:

	Treasury bills	Debt securities	
	Available-for-sale	Available-for-sale	Held-to-maturity
2006	*C£000*	*C£000*	*C£000*
At 1 January	63.940	1.860.419	2.573
Exchange adjustments	-	(40.870)	48
Additions	94.278	985.340	-
Disposals	-	(539.842)	-
Redemptions	(117.410)	(209.263)	-
Losses from change in fair value	(175)	(22.251)	-
Amortisation of premiums/discounts	930	(4.024)	(27)
At 31 December	**41.563**	**2.029.509**	**2.594**

	Treasury bills		Debt securities	
	Available-for-sale	Held-to-maturity	Available-for-sale	Held-to-maturity
2005	*£000*	*£000*	*£000*	*£000*
At 1 January	34.335	102.941	1.369.795	168.693
Exchange adjustments	250	-	37.373	16.590
Additions	62.044	-	978.955	2.379
Disposals	(10.392)	-	(472.188)	-
Redemptions	(25.000)	(103.890)	(81.002)	(186.906)
Gains from change in fair value	478	-	31.635	-
Amortisation of premiums/discounts	2.225	949	(4.149)	1.817
At 31 December	**63.940**	**-**	**1.860.419**	**2.573**

Losses from change in fair value for 2006 include an amount of C£10.040 thousand (2005: gain of C£2.026 thousand) which relates to debt securities that are hedged items in fair value hedges, and is included in the income statement.

The fair value of held-to-maturity investments in debt securities at 31 December 2006 was C£2.568 thousand (2005: C£2.582 thousand).

16. Investments available-for-sale and held-to-maturity *(continued)*

Equity shares

The movement for the year is summarised below:

	2006	2005
	C£000	*C£000*
At 1 January	**18.329**	14.193
Exchange adjustments	**2**	(4)
Additions	**793**	224
Disposals	**(5.443)**	(1.156)
Gains from change in fair value	**23.341**	5.072
At 31 December	**37.022**	18.329

17. Property and equipment

	Property	Equipment	**Total**
2006	*C£000*	*C£000*	***C£000***
Net book value at 1 January	137.901	21.763	**159.664**
Exchange adjustments	499	117	**616**
Additions	3.897	6.005	**9.902**
Disposals and write-offs	(1.996)	(205)	**(2.201)**
Transfer to investment property	(256)	-	**(256)**
Depreciation charge for the year	(6.783)	(7.129)	**(13.912)**
Net book value at 31 December	**133.262**	**20.551**	**153.813**
At 1 January 2006			
Cost or valuation	169.464	75.513	**244.977**
Accumulated depreciation	(31.563)	(53.750)	**(85.313)**
Net book value	**137.901**	**21.763**	**159.664**
At 31 December 2006			
Cost or valuation	171.719	80.602	**252.321**
Accumulated depreciation	(38.457)	(60.051)	**(98.508)**
Net book value	**133.262**	**20.551**	**153.813**

17. Property and equipment *(continued)*

2005	Property C£000	Equipment C£000	**Total C£000**
Net book value at 1 January	133.888	23.643	**157.531**
Exchange adjustments	(409)	(12)	**(421)**
Additions	11.865	6.126	**17.991**
Disposals and write-offs	(903)	(264)	**(1.167)**
Depreciation charge for the year	(6.540)	(7.730)	**(14.270)**
Net book value at 31 December	**137.901**	**21.763**	**159.664**
At 1 January 2005			
Cost or valuation	159.029	80.988	**240.017**
Accumulated depreciation	(25.141)	(57.345)	**(82.486)**
Net book value	**133.888**	**23.643**	**157.531**
At 31 December 2005			
Cost or valuation	169.464	75.513	**244.977**
Accumulated depreciation	(31.563)	(53.750)	**(85.313)**
Net book value	**137.901**	**21.763**	**159.664**

The net book value of the Group's property comprises of:

	2006 C£000	2005 C£000
Freehold property	**119.728**	122.450
Improvements on leasehold property	**13.534**	15.451
	133.262	137.901

Property includes land amounting to C£48.921 thousand (2005: C£50.081 thousand) for which no depreciation is charged. The latest estimate of market value by independent qualified valuers took place in 2003. The total revaluation surplus at 31 December 2006 amounted to C£41.908 thousand (2005: C£42.798 thousand) and is included in the revaluation reserves.

The net book value of freehold property, on a cost less accumulated depreciation basis, as at 31 December 2006 would have amounted to C£79.060 thousand (2005: C£80.467 thousand).

There are no fixed charges in favour of third parties on the Group's property and equipment as at 31 December 2006 and 2005.

18. Intangible assets

	Computer software	Licence fees	Insurance portfolio customer list	Goodwill on acquisition of subsidiary	**Total**
2006	*C£000*	*C£000*	*C£000*	*C£000*	***C£000***
Net book value at 1 January	7.426	2.436	360	705	**10.927**
Exchange adjustments	3	-	-	-	**3**
Additions	4.172	-	-	-	**4.172**
Amortisation charge for the year	(4.278)	(360)	(180)	-	**(4.818)**
Net book value at 31 December	**7.323**	**2.076**	**180**	**705**	**10.284**
At 1 January 2006					
Cost	44.125	3.607	540	705	**48.977**
Accumulated amortisation	(36.699)	(1.171)	(180)	-	**(38.050)**
Net book value	**7.426**	**2.436**	**360**	**705**	**10.927**
At 31 December 2006					
Cost	48.392	3.607	540	705	**53.244**
Accumulated amortisation	(41.069)	(1.531)	(360)	-	**(42.960)**
Net book value	**7.323**	**2.076**	**180**	**705**	**10.284**

The goodwill on acquisition of subsidiary company arose on the acquisition of the brokerage company Kyprou Securities SA.

18. Intangible assets *(continued)*

	Computer software	Licence fees	Insurance portfolio customer list	Goodwill on acquisition of subsidiary	**Total**
2005	*C£000*	*C£000*	*C£000*	*C£000*	***C£000***
Net book value at 1 January	9.795	2.796	-	705	**13.296**
Exchange adjustments	(7)	-	-	-	**(7)**
Additions	2.427	-	540	-	**2.967**
Amortisation charge for the year	(4.789)	(360)	(180)	-	**(5.329)**
Net book value at 31 December	**7.426**	**2.436**	**360**	**705**	**10.927**
At 1 January 2005					
Cost	43.105	3.607	-	705	**47.417**
Accumulated amortisation	(33.310)	(811)	-	-	**(34.121)**
Net book value	**9.795**	**2.796**	**-**	**705**	**13.296**
At 31 December 2005					
Cost	44.125	3.607	540	705	**48.977**
Accumulated amortisation	(36.699)	(1.171)	(180)	-	**(38.050)**
Net book value	**7.426**	**2.436**	**360**	**705**	**10.927**

19. Other assets

	2006	2005
	C£000	C£000
Debtors	17.087	12.373
Stock of property held for sale	8.196	9.020
Investment property	22.409	20.418
Assets held for sale	-	1.217
Value of in-force life assurance policies (Note 20)	27.800	23.700
Taxes refundable	1.813	5.591
Deferred tax asset (Note 10)	2.720	2.181
Fair value of derivative financial instruments (Note 30)	21.277	8.229
Reinsurers' share of insurance contract liabilities	17.653	18.488
Accrued interest, fees and commissions	70.549	55.970
Prepaid expenses	7.076	5.614
Items in course of collection and other assets	33.153	28.207
	229.733	191.008

Investment property

The movement of investment property is summarised below:

	2006	2005
	C£000	C£000
At 1 January	20.418	3.328
Exchange adjustments	15	(25)
Transfer from assets held for sale	1.071	-
Transfer from property and equipment	256	-
Additions	6.244	17.923
Disposals	(6.007)	(895)
Gains from change in fair value	412	87
At 31 December	22.409	20.418

20. Life assurance business

The value placed on the long-term life assurance business of the subsidiary company EuroLife Ltd comprises of:

	2006	*2005*
	C£000	*C£000*
Net assets attributable to shareholders	**18.231**	16.873
Value of in-force life assurance policies	**27.800**	23.700
Embedded value	**46.031**	40.573

In determining the value of in-force policies, assumptions are made relating to future mortality, redemptions, level of administration and selling expenses and investment returns. The main assumptions used in determining the value of the in-force policies are:

	2006	*2005*
Discount rate (after tax)	**10,0%**	10,0%
Return on investments	**5,5%**	6,0%
Inflation	**5,0%**	5,0%

The movement of the embedded value is summarised below:

	2006	*2005*
	C£000	*C£000*
At 1 January	**40.573**	36.863
Profit after tax for the year	**5.783**	7.035
Increase in the value of in-force policies after tax	**4.100**	2.200
Dividend paid	**(4.500)**	(5.500)
Exchange differences and other adjustments recognised directly in equity	**75**	(25)
At 31 December	**46.031**	40.573

20. Life assurance business *(continued)*

Life assurance business net assets attributable to policyholders comprise of investments in:

	2006	2005
	C£000	C£000
Equity shares	**140.182**	101.825
Debt securities	**78.936**	92.668
Property	**1.703**	540
Mortgages and other loans	**3.466**	3.953
Bank deposits	**61.838**	33.019
	286.125	232.005
Other assets less liabilities	**1.032**	(199)
Life assurance business net assets attributable to policyholders	**287.157**	231.806

21. Customer deposits and other accounts

	2006	2005
	C£000	C£000
By category		
Demand	**1.658.918**	1.354.135
Savings	**1.030.370**	745.873
Time or notice	**9.410.448**	8.624.477
	12.099.736	10.724.485
By geographical area		
Cyprus	**6.888.297**	6.189.823
Greece	**4.414.332**	3.855.849
United Kingdom	**660.810**	562.870
Australia	**136.297**	115.943
	12.099.736	10.724.485

Demand and savings deposits are payable on demand and their carrying amount represents their fair value.

The fair value of time or notice deposits that bear a floating rate of interest is equivalent to their carrying amount. The fair value of deposits that bear a fixed rate of interest is based on the present value of their future cash flows, estimated using interest rates on new deposits which have the same remaining period to maturity, and is not materially different from their carrying amount, as the majority (84%) mature within three months from the balance sheet date (Note 34).

22. Debt securities in issue

	Interest rate	2006	2005
Medium term Senior Debt		***C£000***	*C£000*
€300 million 2006/2009	Three-month Euribor plus 0,33%	**173.304**	-
€300 million 2005/2008	Three-month Euribor plus 0,30%	**172.709**	170.038
€250 million 2003/2006	Three-month Euribor plus 0,35%	**-**	143.302
€5 million 2003/2006	Three-month Euribor plus 0,40%	**-**	2.867
€3 million 2003/2008	Three-month Euribor plus 0,45%	**1.735**	1.721
		347.748	317.928
Short term Commercial Paper			
- in Euro	-	**19.053**	-
- in U.S. Dollars	-	**66.688**	-
		85.741	-
Interest-free loan from the European Development Bank	-	**288**	288
		433.777	318.216

Debt securities in issue are not secured and the rights and claims of debt security holders rank pari passu with the claims of depositors and other creditors of the Company.

The fair value of the Group's debt securities in issue at 31 December 2006 was C£434.146 thousand (2005: C£318.584 thousand).

Medium term Senior Bonds

The Company has established a Euro Medium Term Note (EMTN) Programme with an aggregate nominal amount up to €1.500 million (2005: €1.500 million).

Under this Programme, the Company issued on 29 June 2006, €300 million Senior Debt 2006/2009. The Senior Debt has a three-year term, bears a floating rate of interest and was issued at the price of 99,942%. In the context of the EMTN programme, the Company issued on 9 June 2005, €300 million Senior Debt 2005/2008 which has a three-year term, bears a floating rate of interest and was issued at the price of 99,853%. The €3 million Senior Debt 2003/2008 was issued at par in 2003.

At 31 December 2006, the amount of the €300 million Senior Debt 2005/2008 outstanding was €299 million (2005: €297 million) as €1 million (2005: €3 million) of Debt was held by the Company for trading purposes.

The issues of €300 million 2006/2009 and €300 million 2005/2008 are listed on the Luxembourg Stock Exchange.

During 2006 the Company has redeemed, in accordance to their terms of issue, the €5 million Senior Debt 2003/2006 and the €250 million Senior Debt 2003/2006.

The three-month Euribor fluctuated during 2006 between 2,488% and 3,724% (2005: 2,102% - 2,495%).

22. Debt securities in issue *(continued)*

Short term Commercial Paper

In April 2006 the Company established a Euro Commercial Paper (ECP) Programme with an aggregate nominal amount up to €500 million. According to the terms of the Programme, the Commercial Paper is issued in various currencies at a discount and pays no interest. Each issue will have a maturity period up to 364 days and the Commercial Paper will not be listed on any stock exchange.

23. Other liabilities

	2006	*2005*
	C£000	*C£000*
General insurance business liabilities	**36.105**	35.082
Tax payable	**11.858**	4.638
Deferred tax liability (Note 10)	**11.682**	8.148
Fair value of derivative financial instruments (Note 30)	**10.152**	12.608
Net liability of retirement benefit plans (Note 8)	**3.241**	3.407
Provision for pending litigation or claims	**2.473**	2.025
Items in course of settlement	**32.438**	26.508
Financial guarantees	**2.008**	1.660
Accrued interest, fees and commissions	**55.044**	49.980
Other accrued expenses	**7.040**	2.950
Deferred income	**2.581**	1.195
Other	**81.729**	75.500
	256.351	223.701

Provision for pending litigation or claims

The movement for the year in the provision for pending litigation or claims is as follows:

	2006	*2005*
	C£000	*C£000*
At 1 January	**2.025**	2.148
Increase/(decrease) of provision for the year	**445**	(126)
Exchange adjustments	**3**	3
At 31 December	**2.473**	2.025

The provision for pending litigation or claims does not include insurance claims arising in the ordinary course of business of the Group's insurance subsidiaries.

24. Subordinated loan stock

	2006	2005
	C£000	C£000
Subordinated Bonds 2006/2011 in Euro (€275 million)	-	157.625
Subordinated Bonds 2008/2013 in Euro (€200 million)	**114.503**	114.422
Subordinated Bonds 20011/2016 in Euro (€200 million)	**111.308**	-
Capital Securities Series A (C£65 million)	**64.311**	62.781
Capital Securities Series B (C£30 million)	**29.883**	29.753
	320.005	364.581

The subordinated loan stock issued by the Company is not secured and the rights and claims of loan stockholders are subordinated to the claims of depositors and other creditors of the Company, but have priority over those of the shareholders of the Company.

The Subordinated Bonds are classified as Tier 2 Capital and the Capital Securities as Tier 1 Capital for capital adequacy purposes.

The fair value of Group's subordinated loan stock at 31 December 2006 was C£322.010 thousand (2005: C£366.759 thousand).

Subordinated Bonds

The Subordinated Bonds 2006/2011 had a floating rate of interest and maturity in June 2011. They were issued in Euro (€275 million) in June 2001. The Company had the option to redeem the Subordinated Bonds in whole on or after 20 June 2006. The Company has redeemed the Bonds on 20 June 2006. The interest rate of the Bonds was set at the three-month Euribor plus 1,20% until June 2006 and plus 2,40% thereafter. The Bonds were listed on the Luxembourg Stock Exchange.

The Company has established a Euro Medium Term Note (EMTN) Programme with an aggregate nominal amount up to €1.500 million (2005: €1.500 million).

Under this Programme, the Company issued in October 2003, €200 million Subordinated Bonds 2008/2013 in Euro, bearing floating rate of interest and maturing in October 2013. The Company has the option to call the Bonds during or after October 2008. The interest rate of the Bonds was set at the three-month Euribor plus 1,00% until October 2008 and will increase to plus 2,20% thereafter. The issue price of the Bonds was 99,766%. The Bonds are listed on the Luxembourg Stock Exchange. At 31 December 2006, the amount of €200 million Subordinated Bonds 2008/2013 outstanding amounted to €198.350 thousand (2005: €200 million) as €1.650 thousand (2005: nil) were held by the Company for trading purposes.

Also in the context of the EMTN Programme, the Company issued in May 2006 €200 million floating rate Subordinated Bonds 2011/2016 in Euro maturing in May 2016. The Company has the option to call the Bonds in whole during or after May 2011. The interest rate of the Bonds was set at the three-month Euribor plus 0,60% until May 2011 and will increase to plus 1,60% thereafter. The issue price of the Bonds was 99,861%. The Bonds are listed on the Luxembourg Stock Exchange. At 31 December 2006, the amount of the €200 million Subordinated Bonds 2011/2016 outstanding amounted to €193 million as €7 million were held by the Company for trading purposes.

The three-month Euribor fluctuated during 2006 between 2,488% and 3,724% (2005: 2,102% - 2,495%).

24. Subordinated loan stock *(continued)*

Capital Securities

Capital Securities Series A amounting to C£65 million and Series B amounting to C£30 million were issued in Cyprus pounds in February 2003 and March 2004 respectively, and were offered in Cyprus. The Capital Securities have no maturity date, but may be redeemed in whole at the option of the Company, subject to the prior consent of the Central Bank of Cyprus, at their nominal amount together with any outstanding interest payments, five years after their issue date or on any interest payment date thereafter. The Capital Securities bear a floating interest rate, which is revised every three months. The interest rate is equal to the base rate of the Company at the beginning of each three-month period plus 1,00%. Interest is payable quarterly. The Capital Securities are listed on the Cyprus Stock Exchange.

At 31 December 2006, the Capital Securities Series A and Series B outstanding amounted to C£64.311 thousand and C£29.883 thousand respectively (2005: C£62.781 thousand and C£29.753 thousand respectively) as C£689 thousand of Capital Securities Series A and C£117 thousand of Capital Securities Series B (2005: C£2.219 thousand and C£247 thousand respectively) were held by the Company for trading purposes.

The Company's base rate fluctuated during 2006 between 4,25% and 4,50% (2005: 4,25% - 5,50%).

25. Share capital

	2006		*2005*	
	Shares (thousand)	***C£000***	*Shares (thousand)*	*C£000*
Authorised				
Shares of 50 cent each	**600.000**	**300.000**	600.000	300.000
Issued and fully paid				
At 1 January	**545.316**	**272.658**	464.771	232.385
Issue of shares	**-**	**-**	77.902	38.951
Dividend reinvestment	**6.519**	**3.259**	2.643	1.322
Exercise of share options	**2.004**	**1.002**	-	-
At 31 December	**553.839**	**276.919**	545.316	272.658

The Company has in force a Dividend Reinvestment Plan under which all shareholders have the option to reinvest all or part of their dividend in shares of the Company at a discount of 10% on the market value of the shares. The reinvestment price for the dividend paid on 27 June 2006 was set at C£3,49 per share and for the interim dividend paid on 11 December 2006 it was set at C£5,07 per share. As a result of the dividend reinvestment, 6.519.027 (2005: 2.642.800) shares were issued and the Company's share capital and share premium increased by C£3.259 thousand (2005: C£1.322 thousand) and C£24.434 thousand (2005: C£2.907 thousand) respectively.

25. Share capital *(continued)*

In December 2005 the Company increased its share capital by 77.902 thousand shares paid in cash, through a rights issue at the price of C£1,40 per share. The total capital raised amounted to C£109.063 thousand, of which C£38.951 thousand represents share capital and the remaining C£70.112 thousand represents share premium.

Share-based payments – Share Options

The Company has granted Share Options 2001/2007 to all Group employees who were in service at 31 December 2000. The total number of Share Options granted was 3.216.700 and they give the holder the right to buy one share of the Company at the price of C£3,26 per share (as adjusted after the rights issue in December 2005). The Share Options can be exercised by their holders from 31 January 2004 to 31 December 2007. The Share Options 2001/2007 are outside the scope of IFRS 2 'Share-based payments'.

During the year 2006, 2.004.493 (2005: nil) Share Options 2001/2007 were exercised by the Group employees and consequently the Company's share capital and share premium increased by C£1.002 thousand and C£5.532 thousand respectively.

The Company has also granted Share Options 2006/2007 to all permanent employees in Cyprus and Greece who were in service at 30 September 2006 (grant date) and will remain in service until 31 March 2007 (vesting date). The number of Share Options 2006/2007 issued was 4.283.300. The exercise price of the Share Options has been set at C£3,70 per Option and the exercise period is from 31 March 2007 to 30 June 2007.

The movement in the number of Share Options is summarised below:

	2006	*2005*
	Number of share options (thousand)	*Number of share options (thousand)*
At 1 January	**3.217**	3.217
Share Options granted	**4.283**	-
Share Options exercised	**(2.004)**	-
Share Options forfeited due to staff departures from the Group	**(370)**	-
At 31 December	**5.126**	3.217
Share Options that can be exercised on 31 December	**876**	3.217

The fair value of Share Options 2006/2007 was measured at the grant date, using the Black-Scholes-Merton valuation model and amounts to C£1,06 per Share Option. The main variables taken into account are the share price (C£4,56 on 30 September 2006), the exercise price (C£3,70), the dividend yield (2,5%), the risk-free interest rate (4%), the duration of the Share Options and the expected volatility of the share price (13% on an annual basis, calculated using the historic volatility of the share).

26. Dividends

The Board of Directors proposes the payment of a final dividend of 10 cent per share, amounting to C£55.384 thousand which will be submitted for approval at the Annual General Meeting of the shareholders scheduled for 6 June 2007. The proposed ex-dividend date is 11 June 2007. As a result, registered shareholders on 8 June 2007 will be eligible to receive the dividend. The proposed dividend is not recognised as a liability until its approval by the Annual General Meeting and its subsequent payment to shareholders.

On 3 November 2006, the Board of Directors decided the payment of an interim dividend for 2006 of 7 cent (2005: nil) per share, amounting to C£38.501 thousand which was paid to shareholders on 11 December 2006 and was recognised during the year.

The dividend for 2005 of 7 cent per share, amounting to C£38.211 thousand was approved by the Annual General Meeting of the shareholders on 30 May 2006 and was paid on 27 June 2006.

27. Revaluation reserves, retained earnings and other reserves

Revaluation reserves and other reserves

	2006	*2005*
	C£000	*C£000*
Property revaluation reserve	**36.016**	36.656
Revaluation reserve of available-for-sale investments		
- treasury bills and debt securities	**5.355**	26.565
- equity shares	**28.199**	6.815
Cash flow hedge reserve	**(535)**	-
Life assurance in-force business reserve	**27.800**	23.700
Total revaluation reserves	**96.835**	93.736
Capital reserve	**2.183**	2.183
	99.018	95.919

The movement of the revaluation reserves is set out below:

Property revaluation reserve

	2006	*2005*
	C£000	*C£000*
At 1 January	**36.656**	36.276
Transfer of realised profits on disposal of property to retained earnings	**(798)**	(148)
Deferred tax	**158**	528
At 31 December	**36.016**	36.656

27. Revaluation reserves, retained earnings and other reserves *(continued)*

Revaluation reserve of available-for-sale investments

Treasury bills and debt securities

	2006	2005
	C£000	C£000
At 1 January	**26.565**	(1.185)
(Losses)/gains from change in fair value	**(12.386)**	30.087
Transfer to the income statement on redemption/sale	**(10.087)**	(4.020)
Deferred tax	**1.263**	1.683
At 31 December	**5.355**	26.565

Equity shares

	2006	2005
	C£000	C£000
At 1 January	**6.815**	1.783
Gains from change in fair value	**23.341**	5.072
Transfer to the income statement on sale	**(1.957)**	(40)
At 31 December	**28.199**	6.815

Cash flow hedge reserve

	2006	2005
	C£000	C£000
At 1 January	**-**	(3.639)
Losses from change in fair value	**(599)**	-
Transfer to the income statement on termination	**-**	4.043
Deferred tax	**64**	(404)
At 31 December	**(535)**	-

27. Revaluation reserves, retained earnings and other reserves *(continued)*

Life assurance in-force business reserve

	2006	*2005*
	C£000	*C£000*
At 1 January	**23.700**	21.500
Transfer from retained earnings after tax	**4.100**	2.200
At 31 December	**27.800**	23.700

Capital reserve

The capital reserve resulted from the capitalisation of the profits of subsidiary companies and the joint venture.

Retained earnings

Retained earnings is the only distributable reserve.

As from 1 January 2003, companies which do not distribute at least 70% of their profits after tax, as defined by the Special Defence Contribution for the Republic Law, during the two years after the end of the year of assessment to which the profits refer, will be deemed to have distributed this amount as dividend. Special defence contribution at 15% will be payable on such deemed dividend distribution to the extent that the shareholders (individuals and companies) at the end of the period of two years from the end of the year of assessment to which the profits refer are tax residents of Cyprus. The amount of this deemed dividend distribution is reduced by any actual dividend paid out of the profits of the relevant year. This special defence contribution is paid by the Company on account of the shareholders.

For fiscal year 2004, there is no special defence contribution on deemed distribution. For fiscal year 2003, the special defence contribution on deemed distribution amounted to C£884 thousand and was charged to retained earnings.

28. Fiduciary transactions

The Group offers fund management services that result in the holding or placing of financial assets on behalf of its customers. The Group is not liable to its customers for any default by other banks or organisations. The assets under management are not included in the balance sheet of the Group unless they are placed with the Group. The total assets under management at 31 December 2006 amounted to C£587 million (2005: C£478 million).

29. Contingent liabilities and commitments

Financial instruments

The following table summarises the nominal principal amount of contingent liabilities and commitments as at 31 December:

	2006	2005
	C£000	C£000
Contingent liabilities		
Acceptances and endorsements	**27.994**	33.864
Guarantees	**829.279**	736.945
	857.273	770.809
Commitments		
Documentary credits	**37.252**	49.145
Undrawn formal standby facilities, credit lines and other commitments to lend	**1.555.080**	1.340.572
	1.592.332	1.389.717

Documentary credits and guarantees are usually offset by corresponding obligations of third parties.

Commitments to lend are agreements to grant a loan to a customer in the future. Such commitments are made for a fixed period of time and are cancellable by the Group subject to notice requirements. Most commitments expire without being fully drawn upon.

Capital commitments

Commitments for contracted capital expenditure as at 31 December 2006 amount to C£4.956 thousand (2005: C£6.507 thousand).

Litigation

The Group's provision for pending litigation or claims is set out in Note 23. There are no other significant pending litigation, claims or assessments against the Group, the outcome of which would have a material effect on the Group's financial position and operations.

An application for the payment by the Company of an amount up to $77 million (C£34 million) plus interest since May 2001 is pending before the courts of New York, relating to balances that certain customers allegedly maintain with the Company. This application, which relates to executing a judgment of the courts against third parties, does not create any legal obligation for the Company if no accounts exist in the names of third parties/customers. The Company, pursuant to consultation and advice from the Group's legal counsel in New York, expects that the final outcome of the above proceedings will not have a material effect on the Group's financial position.

On 27 July 2005, the Securities and Exchange Commission of Cyprus announced that it has carried out an investigation into a possible breach by the Company of the provisions of articles 67 and 68 of the Cyprus Stock Exchange Law, with respect to the issue of shares in Greece in October 2000, and that a report on its findings will be prepared and sent to the Attorney General of the Republic of Cyprus.

29. Contingent liabilities and commitments *(continued)*

Litigation *(continued)*

In September 2006 a law suit against the Company has been served by the 'Trustees of the AremisSoft Corporation Liquidating Trust' before the New York district court, claiming that the Company, in breach of its obligations to AremisSoft, has not taken all the necessary measures to prevent the principal shareholder of AremisSoft to execute transfers leading to the appropriation by him of significant sums belonging to AremisSoft. The 'Trustees of the AremisSoft Corporation Liquidating Trust' request the issuance of a court order for an amount of at least $50 million (C£22 million). The Company denies the content of the law suit and all demands contained therein. Therefore, the Group does not expect to have any material financial impact as a result of the law suit.

30. Derivative financial instruments and hedge accounting

The use of derivatives and their sale to customers as risk management products is an integral part of the Group's trading activities.

These financial instruments are also used to manage the Group's own exposure to fluctuations in interest rates, exchange rates and equity price indices relating to products sold to customers.

Forward exchange rate contracts are irrevocable agreements to buy or sell a specified quantity of foreign currency usually on a specified future date at an agreed rate.

Currency swaps involve the exchange of two currencies at the current market rate and the commitment to re-exchange them at a specified rate upon maturity of the swap.

Interest rate swaps are contractual agreements between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract.

Interest rate, currency and equity options provide the buyer with the right but not the obligation, to either purchase or sell the underlying values at a specified price or level on or before a specified date.

Interest rate futures are contractual agreements for the purchase or sale of specific financial instruments at a specified price and date in the future. Futures contracts are transacted in standardised amounts on regulated exchanges.

Interest rate caps/floors protect the holder from fluctuations of interest rates above or below a specified interest rate for a specified period of time.

The credit exposure of derivative financial instruments represents the cost to replace these contracts at the balance sheet date. The exposure arising from these transactions is managed as part of the Group's credit risk management process for credit facilities granted to customers and financial institutions.

The nominal amounts of certain types of derivative financial instruments provide a basis for comparison with other instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, consequently, do not indicate the Group's exposure to credit or market risks.

30. Derivative financial instruments and hedge accounting *(continued)*

After initial recognition, the fair value of the derivatives becomes positive (asset) or negative (liability) as a result of fluctuations in market interest rates, foreign exchange rates or equity price indices, in accordance with the terms of the relevant contract. The aggregate net fair value of derivatives may fluctuate significantly over time.

Changes in the fair value of trading derivatives are recognised in the income statement.

The Group applies either fair value or cash flow hedge accounting using derivatives when the required criteria for hedge accounting are met. The Group also uses derivatives for economic hedging (hedging the changes in interest rates or exchange rates) which do not meet the criteria for hedge accounting. As a result, these derivatives are accounted for as trading derivatives and the gains or losses arising from changes in their fair value are recognised in the income statement.

Changes in the fair value of derivatives designated as fair value hedges, are recognised in the income statement.

The effective portion of the gains or losses from changes in the fair value of derivatives designated as cash flow hedges, is recognised in equity and the ineffective portion is recognised in the income statement.

Fair value hedges

The Group uses interest rate swaps with a nominal amount of C£417.800 thousand (2005: C£280.614 thousand) to hedge the interest rate risk arising as a result of the possible adverse movement in the fair value of fixed rate bonds classified as available-for-sale and of fixed interest rate loans and deposits. The fair value of these derivatives at 31 December 2006 was C£8.711 thousand (gain) (2005: C£4.153 thousand (loss)) and the change in the fair value of the relevant hedged items was C£8.879 thousand (loss) (2005: C£4.541 thousand (gain)).

Cash flow hedges

The Group uses interest rate swaps with a nominal amount of C£115.332 thousand to hedge the future cash flows of floating rate bonds. The net fair value of these derivatives at 31 December 2006 was C£496 thousand (loss). As at 31 December 2005 no interest rate swaps were designated as cash flow hedges.

Hedges of net investment in foreign entities

The Group hedges the currency risk arising on the retranslation into Cyprus pounds of the net assets of its overseas subsidiaries and branches. Liabilities amounting to C£158.130 thousand (2005: C£139.509 thousand) have been designated as hedges and have given rise to a loss of C£2.080 thousand (2005: C£1.974 thousand) which was recognised in the 'Exchange adjustments reserve', against the profit/loss that arose on the retranslation of the net assets to Cyprus pounds.

30. Derivative financial instruments and hedge accounting *(continued)*

The nominal amounts and fair values of the derivative financial instruments are set out below:

	2006			*2005*		
	Nominal amount	**Fair value**		Nominal amount	Fair value	
		Assets	**Liabilities**		Assets	Liabilities
	C£000	*C£000*	*C£000*	*C£000*	*C£000*	*C£000*
Trading derivatives						
Forward exchange rate contracts	**152.881**	**3.456**	**1.895**	154.393	1.823	2.465
Currency swaps	**541.621**	**2.344**	**5.377**	320.825	2.462	2.095
Interest rate swaps	**537.499**	**5.592**	**1.205**	446.352	1.441	1.434
Currency options	**-**	**-**	**-**	3.876	42	-
Interest rate futures	**578**	**-**	**2**	-	-	-
Equity options	**3.315**	**165**	**165**	12.408	585	585
Interest rate caps/floors	**6.029**	**52**	**55**	-	-	-
	1.241.923	**11.609**	**8.699**	937.854	6.353	6.579
Derivatives qualifying for hedge accounting						
Fair value hedges - interest rate swaps	**417.800**	**9.663**	**952**	280.614	1.876	6.029
Cash flow hedges - interest rate swaps	**115.332**	**5**	**501**	-	-	-
	533.132	**9.668**	**1.453**	280.614	1.876	6.029
Total	**1.775.055**	**21.277**	**10.152**	1.218.468	8.229	12.608

31. Net cash flow from operating activities

	2006 C£000	2005 C£000
Profit before tax	**224.523**	90.558
Adjustments for		
Provisions for impairment of loans and advances	**58.359**	91.087
Depreciation of property and equipment	**13.912**	14.270
Amortisation of intangible assets	**4.818**	5.329
Cost of share-based payments	**2.265**	-
Amortisation of discounts/premiums	**3.128**	(622)
Profit on disposal of property and equipment and write-offs of intangible assets	**(315)**	(270)
Interest on treasury bills	**(2.119)**	(4.210)
Interest on debt securities	**(90.366)**	(69.002)
Dividend income from equity shares	**(999)**	(428)
Profit on sale of investments in equity shares	**(7.194)**	(125)
Profit on sale of investments in debt securities	**(4.595)**	(2.884)
Losses/(gains) from change in fair value of available-for-sale debt securities designated as fair value hedges	**10.040**	(2.026)
Interest on subordinated loan stock	**16.886**	16.772
	228.343	138.449
Increase in		
Amounts due to banks	**83.579**	46.369
Obligatory balances with central banks	**-**	(10.108)
Customer deposits and other accounts	**1.371.675**	2.062.715
General insurance business liabilities	**1.023**	9.961
Value of in-force life assurance policies	**(4.100)**	(2.200)
Loans and advances to customers	**(1.440.223)**	(1.113.041)
Other assets	**(21.315)**	(22.369)
Prepayments and accrued income	**(16.041)**	-
Placements with banks	**(52.057)**	(50.012)
Other liabilities	**9.734**	27.899
Accruals and deferred income	**10.540**	-
Debt securities in issue	**116.217**	171.449
Investments at fair value though profit or loss	**(147.261)**	-
Decrease in		
Obligatory balances with central banks	**107.577**	-
Investments at fair value through profit or loss	**-**	6.155
Prepayments and accrued income	**-**	33.144
Accruals and deferred income	**-**	(12.928)
Subordinated loan stock held for trading	**(3.357)**	(201)
	244.334	1.285.282
Tax paid	**(25.564)**	(20.528)
Net cash flows from operating activities	**218.770**	1.264.754

32. Cash and cash equivalents

Cash and cash equivalents comprise of:

	2006	2005
	C£000	C£000
Cash and non obligatory balances with central banks (Note 12)	**437.289**	258.305
Placements with banks repayable within three months	**2.377.906**	2.521.798
	2.815.195	2.780.103

33. Operating leases

The total future minimum lease payments under non-cancellable operating leases at 31 December, are stated below:

	2006	2005
	C£000	C£000
Within one year	**6.538**	1.381
Between one and five years	**15.226**	4.857
After five years	**2.941**	6.822
	24.705	13.060

The above relate mainly to leases for the Group's branches and offices.

The Group has the option to buy a building for C£3,3 million that was leased as at 31 December 2006. The option can be exercised between 1 July and 15 November 2007.

34. Risk management

In the ordinary course of business, the Group is exposed to a variety of risks, the most important of which are credit risk, exchange rate risk, interest rate risk and liquidity risk.

These risks are monitored through various control mechanisms across the Group in order to prevent undue risk concentrations and to price facilities and products on a risk adjusted basis.

Credit risk

Credit risk is the risk that customers will be unable to repay their loans and advances and will fail to perform under their contractual commitments.

The Group Credit Risk Management Unit defines the Group's credit dispensing policies and monitors compliance with the related credit sanctioning procedures and controls at each sector (consumer, business and corporate) and at each geographical area where the Group operates. Credit exposures from related accounts are aggregated and monitored on a consolidated basis.

34. Risk management *(continued)*

Credit risk *(continued)*

The Group Credit Risk Management Unit sets targets and limits for the composition and quality of the loans and advances portfolio and monitors compliance with them. The assessment of the quality of the portfolio is carried out using credit rating and credit scoring systems to determine the creditworthiness of customers.

Portfolio monitoring is carried out on the basis of customers' creditworthiness, sector of the economy and country of operation. Regular audits are carried out by a specialist unit of the Group Internal Audit Division.

The credit risk exposure of the Group is diversified both geographically and across the various sectors of the economy (Note 14).

Group policy regarding the definition of loans and advances for which income is suspended and the determination of provisions for impairment is set out in the summary of significant accounting policies.

Market risk

Market risk arises from adverse movements in exchange rates, interest rates, equity shares and other securities prices. Market risk is actively managed both at an individual business unit level and centrally at Group level by the Group Market Risk Management Unit to ensure compliance with market risk limits.

The Group Asset/Liability Management Committee has defined specific strategies and has set strict open position limits for managing currency and interest rate risks.

The position of the Group regarding interest rate risk and currency risk is analysed below.

34. Risk management *(continued)*

Interest rate risk

Analysis of assets and liabilities as at 31 December 2006, according to their contractual repricing or maturity date:

	Up to one month	Between one and three months	Between three months and one year	Between one and five years	Over five years	Non-interest bearing	Total
	C£000	C£000	C£000	C£000	C£000	C£000	C£000
2006							
Assets							
Cash and balances with central banks	551.456	51.683	248	-	-	79.701	**683.088**
Placements with banks	2.355.587	22.005	53.557	50.000	-	5.316	**2.486.465**
Investments at fair value through profit or loss	2.483	883	152	138.173	81.831	13.070	**236.592**
Loans and advances to customers	6.453.362	828.012	516.301	532.519	34.961	-	**8.365.155**
Investments available-for-sale and held-to-maturity	275.046	636.865	279.158	507.994	374.603	37.022	**2.110.688**
Other assets	-	-	-	-	-	393.830	**393.830**
Total assets	9.637.934	1.539.448	849.416	1.228.686	491.395	528.939	**14.275.818**
Liabilities							
Amounts due to banks	107.647	113.733	9.882	30.066	-	-	**261.328**
Customer deposits and other accounts	8.372.389	1.123.321	1.687.097	107.741	-	809.188	**12.099.736**
Debt securities in issue	51.008	381.185	1.296	-	-	288	**433.777**
Other liabilities	-	-	-	-	-	256.351	**256.351**
	8.531.044	1.618.239	1.698.275	137.807	-	1.065.827	**13.051.192**
Subordinated loan stock	114.503	205.502	-	-	-	-	**320.005**
Total liabilities	8.645.547	1.823.741	1.698.275	137.807	-	1.065.827	**13.371.197**
Total position	992.387	(284.293)	(848.859)	1.090.879	491.395	(536.888)	**904.621**
Nominal amount of interest rate derivatives	(395)	78.875	162.005	187.780	(428.251)	(14)	-
Net position	**991.992**	**(205.418)**	**(686.854)**	**1.278.659**	**63.144**	**(536.902)**	**904.621**

Interest rate risk arises as a result of timing differences on the repricing of assets and liabilities.

The interest rate risk in the banking book is the risk of a reduction in net interest income as a result of adverse movements in interest rates. This risk is measured using interest rate sensitivity gap analysis where the difference between assets and liabilities repricing in each time band is calculated, separately for each currency. This difference is then multiplied by 1% (assumed change in interest rates) for the period from the repricing date until twelve months from the date of the analysis, to compute the annual impact on earnings of any changes in interest rates for the next twelve months for each currency. In order to calculate the total annual impact for all currencies, correlation coefficients between the interest rates of the various currencies are used.

In order to avoid volatility in net interest income, part of the non-interest bearing accounts and deposits which are inelastic to interest rate changes are invested mainly in fixed rate assets (with remaining maturity over one year).

34. Risk management *(continued)*

Interest rate risk (continued)

A parallel 1% increase in market interest rates across all currencies, applied to the Group's balance sheet as at 31 December 2006, would result in an increase in net interest income by C£11 million and in the fair value of financial instruments by C£17 million. A parallel 1% decrease in interest rates, on the other hand, would result in a decrease in net interest income by C£15 million and a reduction in the fair value of financial instruments by C£17 million. These financial instruments include derivatives that are used to hedge customer transactions. The impact of the change in their fair value on the Group's results will reverse over the life of the derivatives. The sensitivity analysis performed in order to calculate the above figures differs from the tables presented, in respect of the width of the time bands and the assumptions used in analysing assets and liabilities. Specifically, the sensitivity analysis takes into account behavioural characteristics such as the elasticity on interest rates of loans and deposits to changes in market rates.

The net interest margin of the Group for 2006 was 2,81% (2005: 2,60%) and is calculated on the basis of net interest income and the average balance of interest bearing assets.

In order to monitor interest rate risk, limits have been set for each business unit for the maximum impact that a 1% interest rate change can have on net interest income over the next twelve months as well as for the impact from changes in market expectations (as reflected by the yield curves). Each banking unit monitors these limits daily and Group Market Risk Management monitors the consolidated Group position on a monthly basis.

Analysis of assets and liabilities as at 31 December 2005, according to their contractual repricing or maturity date:

	Up to one month	Between one and three months	Between three months and one year	Between one and five years	Over five years	Non-interest bearing	Total
	C£000	*C£000*	*C£000*	*C£000*	*C£000*	*C£000*	***C£000***
2005							
Assets							
Cash and balances with central banks	549.700	-	124	-	-	61.857	**611.681**
Placements with banks	2.463.960	62.212	50.530	-	-	1.598	**2.578.300**
Investments at fair value through profit or loss	406	-	86	72.641	89	16.109	**89.331**
Loans and advances to customers	4.998.917	1.211.883	470.558	262.965	37.733	2.155	**6.984.211**
Investments available-for-sale and held-to-maturity	249.417	542.510	178.485	636.346	320.174	18.329	**1.945.261**
Other assets	123	2.600	5.145	266	-	353.465	**361.599**
Total assets	8.262.523	1.819.205	704.928	972.218	357.996	453.513	**12.570.383**
Liabilities							
Amounts due to banks	120.051	42.842	14.856	-	-	-	**177.749**
Customer deposits and other accounts	7.996.817	742.676	1.206.404	144.058	-	634.530	**10.724.485**
Debt securities in issue	-	317.928	-	-	-	288	**318.216**
Other liabilities	175	3.809	1.321	-	10	218.386	**223.701**
	8.117.043	1.107.255	1.222.581	144.058	10	853.204	**11.444.151**
Subordinated loan stock	114.635	249.946	-	-	-	-	**364.581**
Total liabilities	8.231.678	1.357.201	1.222.581	144.058	10	853.204	**11.808.732**
Total position	30.845	462.004	(517.653)	828.160	357.986	(399.691)	**761.651**
Nominal amount of interest rate derivatives	19.305	116.156	164.104	(127.430)	(172.135)	-	**-**
Net position	**50.150**	**578.160**	**(353.549)**	**700.730**	**185.851**	**(399.691)**	**761.651**

34. Risk management *(continued)*

Currency risk

Analysis of assets and liabilities as at 31 December 2006 by currency:

	Cyprus pounds	Euro	U.S. dollars	British pounds	Other currencies	Total
	C£000	C£000	C£000	C£000	C£000	C£000
2006						
Assets						
Cash and balances with central banks	275.526	163.204	188.474	54.734	1.150	**683.088**
Placements with banks	147.172	300.456	1.772.094	175.756	90.987	**2.486.465**
Investments at fair value through profit or loss	215.035	18.075	3.482	-	-	**236.592**
Loans and advances to customers	3.015.873	4.183.373	89.139	641.717	435.053	**8.365.155**
Investments available-for-sale and held-to-maturity	342.124	820.823	748.711	198.823	207	**2.110.688**
Property, equipment and intangible assets	104.243	52.099	-	7.129	626	**164.097**
Other assets	100.988	93.471	19.273	13.258	2.743	**229.733**
Total assets	4.200.961	5.631.501	2.821.173	1.091.417	530.766	**14.275.818**
Liabilities						
Amounts due to banks	85.050	135.974	36.000	777	3.527	**261.328**
Customer deposits and other accounts	2.900.351	4.760.343	2.979.427	1.112.271	347.344	**12.099.736**
Debt securities in issue	288	366.801	66.688	-	-	**433.777**
Other liabilities	106.309	120.973	10.625	13.092	5.352	**256.351**
	3.091.998	5.384.091	3.092.740	1.126.140	356.223	**13.051.192**
Subordinated loan stock	94.194	225.811	-	-	-	**320.005**
Equity	904.621	-	-	-	-	**904.621**
Total liabilities and equity	4.090.813	5.609.902	3.092.740	1.126.140	356.223	**14.275.818**
Total position	110.148	21.599	(271.567)	(34.723)	174.543	-
Nominal amount of currency derivatives	(189.422)	49.129	272.577	41.784	(174.068)	-
Net position	**(79.274)**	**70.728**	**1.010**	**7.061**	**475**	-

Currency risk results from adverse movements in the rates of exchange between currencies arising as a result of the existence of a net currency position in one or more currencies. Losses may arise from the trading book positions and from asset/liability management.

There are limits for the total foreign currency position by currency or group of currencies as well as for the total open position. These limits apply for each banking unit separately and are bigger for intraday positions. Smaller limits apply for overnight positions. Trading book positions are subject to daily and monthly stop-loss limits and Value at Risk limits which calculate with a 99% level of confidence the possible daily portfolio losses. The open position and stop-loss limits are monitored on a daily basis by the Group Market Risk Management Unit.

34. Risk management *(continued)*

Currency risk (continued)

Currency risk exposure also arises on the net position of the branches and subsidiaries of the Group that have a reporting currency other than the Cyprus pound. The Group hedges the greater part of this risk by maintaining liabilities of the same amount and in the same currency as the net position of the subsidiaries or branches.

Analysis of assets and liabilities as at 31 December 2005 by currency:

	Cyprus pounds	Euro	U.S. dollars	British pounds	Other currencies	**Total**
	C£000	*C£000*	*C£000*	*C£000*	*C£000*	*C£000*
2005						
Assets						
Cash and balances with central banks	287.250	149.847	137.705	32.079	4.800	**611.681**
Placements with banks	111.665	269.003	1.965.326	153.500	78.806	**2.578.300**
Investments at fair value through profit or loss	84.055	4.404	872	-	-	**89.331**
Loans and advances to customers	2.654.884	3.454.998	98.647	523.759	251.923	**6.984.211**
Investments available-for-sale and held-to-maturity	531.169	628.588	584.627	200.665	212	**1.945.261**
Property, equipment and intangible assets	109.917	53.150	-	7.101	423	**170.591**
Other assets	102.000	58.697	17.778	10.137	2.396	**191.008**
Total assets	3.880.940	4.618.687	2.804.955	927.241	338.560	**12.570.383**
Liabilities						
Amounts due to banks	59.381	55.844	41.072	9.128	12.324	**177.749**
Customer deposits and other accounts	2.795.271	3.810.664	2.882.075	941.403	295.072	**10.724.485**
Debt securities in issue	288	317.928	-	-	-	**318.216**
Other liabilities	107.836	95.748	6.916	10.381	2.820	**223.701**
	2.962.776	4.280.184	2.930.063	960.912	310.216	**11.444.151**
Subordinated loan stock	92.534	272.047	-	-	-	**364.581**
Equity	765.063	165	(3.628)	51	-	**761.651**
Total liabilities and equity	3.820.373	4.552.396	2.926.435	960.963	310.216	**12.570.383**
Total position	60.567	66.291	(121.480)	(33.722)	28.344	-
Nominal amount of currency derivatives	(88.908)	(44.518)	123.543	38.483	(28.600)	-
Net position	**(28.341)**	**21.773**	**2.063**	**4.761**	**(256)**	-

34. Risk management *(continued)*

Liquidity risk

Analysis of assets and liabilities as at 31 December 2006 according to their contractual maturity date:

	On demand and up to one month	Between one and three months	Between three months and one year	Between one and five years	Over five years	Total
	C£000	*C£000*	*C£000*	*C£000*	*C£000*	*C£000*
2006						
Assets						
Cash and balances with central banks	385.384	51.683	-	-	246.021	**683.088**
Placements with banks	2.350.846	27.060	53.574	54.985	-	**2.486.465**
Investments at fair value through profit or loss	18.174	-	152	138.450	79.816	**236.592**
Loans and advances to customers	2.065.097	238.364	863.402	2.339.201	2.859.091	**8.365.155**
Investments available-for-sale and held-to-maturity	8.833	74.481	317.557	1.167.163	542.654	**2.110.688**
Property, equipment and intangible assets	-	-	-	-	164.097	**164.097**
Other assets	50.633	33.742	37.882	43.979	63.497	**229.733**
Total assets	4.878.967	425.330	1.272.567	3.743.778	3.955.176	**14.275.818**
Liabilities						
Amounts due to banks	107.647	93.495	9.882	50.304	-	**261.328**
Customer deposits and other accounts	7.358.284	2.801.730	1.680.972	177.068	81.682	**12.099.736**
Debt securities in issue	51.008	33.437	1.296	347.748	288	**433.777**
Other liabilities	104.864	82.412	40.112	8.448	20.515	**256.351**
	7.621.803	3.011.074	1.732.262	583.568	102.485	**13.051.192**
Subordinated loan stock	-	-	-	-	320.005	**320.005**
Total liabilities	7.621.803	3.011.074	1.732.262	583.568	422.490	**13.371.197**
Net position	**(2.742.836)**	**(2.585.744)**	**(459.695)**	**3.160.210**	**3.532.686**	**904.621**

Liquidity risk is the risk that the Group is unable to fully or promptly meet payment obligations and potential payment obligations as and when they fall due. This risk includes the possibility that the Group may have to raise funding at higher cost or sell assets at a discount.

34. Risk management *(continued)*

Liquidity risk ***(continued)***

The Group's banking business requires a steady flow of funds both to replace existing deposits as they mature and to satisfy customer requests for additional borrowing. Undrawn borrowing facility commitments and the level of outstanding contingent obligations are taken into consideration in monitoring the Group's liquidity position. Group assets are mainly funded by deposits. The distribution of sources and the maturity of deposits are actively monitored in order to avoid a concentration of funding needs at any point in time or from a small number of depositors. The Group manages this risk by maintaining at all times a diversified stock of highly liquid assets in the principal currencies in which it transacts.

The responsibility for liquidity risk management rests with the treasury units at each location in cooperation with the Group Treasury.

Group Market Risk Management is responsible for monitoring the liquidity position of all banking units of the Group in order to ensure compliance with both internal policies as well as the limits set by the regulatory authorities in the countries where the Group operates.

The liquidity risk tables have been prepared in accordance with IFRSs which require that assets and liabilities are analysed in time bands according to the remaining period to contractual maturity from the balance sheet date. Regulatory authorities set liquidity ratios for the cumulative open liquidity position up to one month in accordance with their own directives.

34. Risk management *(continued)*

Liquidity risk *(continued)*

Analysis of assets and liabilities as at 31 December 2005 according to their contractual maturity date:

	On demand and up to one month	Between one and three months	Between three months and one year	Between one and five years	Over five years	Total
	C£000	*C£000*	*C£000*	*C£000*	*C£000*	*C£000*
2005						
Assets						
Cash and balances with central banks	376.640	-	124	-	234.917	**611.681**
Placements with banks	2.459.377	62.421	39.958	5.074	11.470	**2.578.300**
Investments at fair value through profit or loss	8.509	-	86	73.047	7.689	**89.331**
Loans and advances to customers	1.998.225	249.395	732.733	1.991.390	2.012.468	**6.984.211**
Investments available-for-sale and held-to-maturity	11.020	59.598	208.770	1.234.375	431.498	**1.945.261**
Property, equipment and intangible assets	-	-	-	-	170.591	**170.591**
Other assets	28.012	35.291	29.959	34.263	63.483	**191.008**
Total assets	4.881.783	406.705	1.011.630	3.338.149	2.932.116	**12.570.383**
Liabilities						
Amounts due to banks	120.051	42.842	14.856	-	-	**177.749**
Customer deposits and other accounts	6.488.602	2.881.828	1.186.472	154.805	12.778	**10.724.485**
Debt securities in issue	-	-	146.169	171.759	288	**318.216**
Other liabilities	129.125	46.964	35.776	5.633	6.203	**223.701**
	6.737.778	2.971.634	1.383.273	332.197	19.269	**11.444.151**
Subordinated loan stock	-	-	-	-	364.581	**364.581**
Total liabilities	6.737.778	2.971.634	1.383.273	332.197	383.850	**11.808.732**
Net position	**(1.855.995)**	**(2.564.929)**	**(371.643)**	**3.005.952**	**2.548.266**	**761.651**

Regulatory risk

The operations of the Company are supervised by the Central Bank of Cyprus. All banks in Cyprus, including Bank of Cyprus Public Company Ltd, have to comply with the requirements of both the European Union and Cyprus legislation, as well as with the regulatory framework of the Central Bank of Cyprus. Legal or regulatory changes may be introduced in the future either by the European Union or by the Central Bank of Cyprus which may adversely affect the results and financial position of the Company.

The operations of the insurance companies are supervised by the Registrar of Insurance Companies. Legal and regulatory changes may be introduced in the future by the European Union or by the Registrar which may adversely affect the results and financial position of the Group's insurance companies.

34. Risk management *(continued)*

Intensity of competition

The Group faces intense competition in the areas in which it operates. In Cyprus, competition originates primarily from commercial banks, co-operative credit and savings institutions, international banking units and insurance companies, which offer similar products and services.

The accession of Cyprus to the European Union and the expected introduction of the Euro in 2008 facilitates the operation of European banking, financial and insurance organisations in the Cyprus market, thus increasing competition.

In Greece, the Group competes with Greek banks, which control the largest share of the total assets of the banking system, as well as with co-operative banks and branches of credit institutions headquartered in other European Union member countries.

Any intensification of competition as a result of more competitive interest rates being offered on deposits and advances compared to those offered by the Group, may create pressure on Group profitability.

Litigation risk

The Group may, from time to time, become involved in legal or arbitration proceedings which may affect the Group's operations and results. Litigation risk arises from pending or potential legal proceedings against the Group (Note 29) or in the event that legal issues are not properly dealt with by the Group, resulting in the cancellation of contracts with customers and consequently legal actions against the Group.

Political and economic risk

External factors which are not under the control of the Group, like political and economic developments in Cyprus and overseas, may adversely affect the operations of the Group, its strategy and prospects. Such factors include changes in government policy, changes in European Union and European Central Bank policies, fluctuations in consumer confidence and the level of consumer spending, political instability or military conflict which affect Europe and/or other areas overseas and social developments in the countries in which the Group operates.

35. Directors' interest in the share capital of the Company

The beneficial interest in shares of the Company's directors, their spouses, minor children and companies in which they hold, directly or indirectly, at least 20% of the voting shares, at 31 December 2006 and 20 February 2007, is set out below:

	31 December 2006	20 February 2007
	%	%
Non executives		
E. P. Ioannou	0,009	0,009
A. Artemis	0,333	0,333
Chr. S. Pantzaris	0,098	0,098
D. P. Ioannou	0,177	0,177
V. G. Rologis	0,002	0,002
C. Z. Severis	0,402	0,402
Th. Aristodemou	0,019	0,019
Chr. G. Christofides	0,032	0,032
E. Xenophontos	0,006	0,006
A. Pittas	0,037	0,037
A. Diogenous	0,175	0,170
G. M. Georgiades	0,037	0,037
A. J. Jacovides	0,022	0,022
Chr. Mouskis	0,031	0,031
M. Mavrommatis	0,027	0,027
Executives		
A. Eliades	0,001	0,001
Ch. G. Stavrakis	0,011	0,011
Y. Kypri	0,004	0,004
	1,423	**1,418**

At 31 December 2006, two non executive directors had 10.000 (2005: 10.000) Share Options 2001/2007 granted during the period when they had executive duties at the Group. At 31 December 2006, the executive directors had 3.000 (2005: 9.000) Share Options 2001/2007. During the year, 6.000 Share Options 2001/2007 were exercised by their holders at C£3,26 per share (Note 25). At 31 December 2006, the executive directors had 15.000 Share Options 2006/2007 (Note 37).

36. Shareholders holding more than 5% of the share capital of the Company

As at 31 December 2006 and 20 February 2007 Piraeus Bank S.A. had a direct and indirect shareholding amounting to 8,1% of the share capital of the Company. Furthermore, as at 31 December 2006 and 20 February 2007, 6,9% of the share capital of the Company was held by pension/retirement plans of the Company in Cyprus. There are no other shareholders holding more than 5% of the issued share capital of the Company.

37. Related party transactions

	2006	2005	2006	2005
	Number of directors		C£000	C£000
Loans and advances to members of the Board of Directors and connected persons:				
- more than 1% of the Company's net assets per director	**4**	4	**71.542**	70.689
- less than 1% of the Company's net assets per director	**14**	14	**12.688**	18.842
	18	18	**84.230**	89.531
Loans and advances to key management personnel and connected persons			**523**	1.310
Total loans and other advances			**84.753**	90.841
Analysis of loans and advances:				
Members of:				
- the Board of Directors and key management personnel			**4.806**	6.568
- connected persons			**79.947**	84.273
			84.753	90.841
Tangible securities			**135.760**	105.451
Interest income			**4.498**	5.019
Deposits of:				
- members of the Board of Directors and key management personnel			**3.291**	2.906
- connected persons			**14.990**	7.322
			18.281	10.228
Interest expense			**322**	288

In addition to loans and advances, there were contingent liabilities in respect of members of the Board of Directors and their connected persons, mainly in the form of documentary credits, guarantees and commitments to lend amounting to C£51.792 thousand (2005: C£41.018 thousand). Of these, C£48.503 thousand (2005: C£37.691 thousand) relate to directors and their connected persons, whose total credit facilities exceed 1% of the net assets of the Company per director. There were also contingent liabilities to Group key management personnel and their connected persons amounting to C£391 thousand (2005: C£303 thousand).

Connected persons include spouses, minor children and companies in which directors or key management personnel hold, directly or indirectly, at least 20% of the voting shares.

All transactions with members of the Board of Directors and with their connected persons are made on normal business terms. A number of credit facilities have been extended to key management personnel with the same terms as those which apply to the rest of the Group's employees.

37. Related party transactions *(continued)*

Fees and emoluments of members of the Board of Directors and Group key management personnel

	2006	2005
	C£000	C£000
Directors' emoluments		
Non executives		
Fees	**475**	352
Executives		
Emoluments in executive capacity:		
Salaries and other short term benefits	**939**	-
Employer's contributions	**29**	-
Retirement benefit plan costs	**88**	-
Share-based payments – Share Options	**5**	-
Total emoluments in executive capacity	**1.061**	-
Total fees and emoluments of directors	**1.536**	352
Key management personnel emoluments		
Salaries and other short term benefits	**799**	1.479
Employer's contributions	**43**	32
Retirement benefit plan costs	**89**	140
Share-based payments – Share Options	**10**	-
Total key management personnel emoluments	**941**	1.651
Total	**2.477**	2.003

During 2006, the three members of the Group Executive Management team were appointed as members of the Board of Directors of the Company. Their total emoluments for the year, including employer's contributions and other benefits were: one director in the range of C£250 – C£300 thousand, one director in the range of C£300 – C£350 thousand and one director in the range of C£450 – C£500 thousand. During 2005 there were no executive directors and the emoluments of the three members of the Group Executive Management team amounting to C£903 thousand, was included in the remuneration of the key management personnel together with that of the five Group General Managers. The amount presented as emoluments of key management personnel for 2006 relates to the emoluments of the six Group General Managers.

37. Related party transactions *(continued)*

Fees and emoluments of members of the Board of Directors and Group key management personnel *(continued)*

In the context of the Share Options 2006/2007 issued by the Company to its permanent employees on 30 September 2006, 15.000 Share Options were granted to the executive directors at the exercise price of C£4,32 per share (fair value C£0,69 per Option) and 18.000 Options were granted to key management personnel at the exercise price of C£3,70 per share (fair value C£1,06 per Option). The Share Options 2006/2007 can be exercised from 31 March 2007 to 30 June 2007.

The executive directors participate in the main retirement benefit plan for the Group's permanent employees in Cyprus, which is a defined benefit plan. Their total retirement benefits increased during 2006 by C£489 thousand.

A provision of C£1.100 thousand has been made in year 2004 and prior years in respect of amounts payable to three directors, following their retirement from executive duties. The final amount to be paid is C£1.367 thousand. The difference was included in the 2006 results.

Other transactions with related parties

Mr Andreas Artemis, Vice-Chairman of the Board of Directors of the Company, holds an indirect interest and is Chairman of the Board of Directors of the Commercial Union Assurance (Cyprus) Ltd group which is engaged in general insurance business in Cyprus and Greece. The Commercial Union Assurance (Cyprus) Ltd group has entered into reinsurance arrangements with General Insurance of Cyprus Ltd, a subsidiary of the Company. The total reinsurance premiums assigned to the Commercial Union Assurance (Cyprus) Ltd group in 2006 amounted to C£703 thousand (2005: C£618 thousand).

Mrs Anna Diogenous, member of the Board of Directors of the Company, holds an indirect interest in the company Pylones SA Hellas, which supplies the branch of the Company in Greece with equipment and services following tender procedures and in the company Unicars Ltd which supplies the Company in Cyprus with cars and related services. The total purchases from these companies in 2006 amounted to C£486 thousand (2005: C£715 thousand).

Mr Polys G. Polyviou, member of the Board of Directors of the Company until 26 June 2006, is a partner in the law office Chryssafinis & Polyviou, who are the external Legal Advisers of the Group and also handle court cases and legal proceedings on behalf of the Group in Cyprus and abroad. The total legal fees paid by the Group to the law office Chryssafinis & Polyviou for the period until the resignation of Mr Polyviou from the Board of Directors amounted to C£219 thousand (year 2005: C£402 thousand). The same law office is also assigned court cases and actions against Group debtors. The total amount paid to the law office of Chryssafinis & Polyviou for these cases and charged to these debtors for the period until the resignation of Mr Polyviou from the Board of Directors, was C£606 thousand (year 2005: C£1.081 thousand).

Mr Costas Z. Severis, member of the Board of Directors of the Company, is the main shareholder of the company D. Severis and Sons Ltd, which is a general agent of the subsidiary of the Company, General Insurance of Cyprus Ltd. The total commissions paid to D. Severis and Sons Ltd in 2006 amounted to C£92 thousand (2005: C£98 thousand).

On 14 January 2005, the Group's subsidiary General Insurance of Cyprus Ltd, acquired the insurance portfolio of the company Georgios Giabra Pierides Ltd for a consideration of C£540 thousand. Georgios Giabra Pierides Ltd was a general agent of General Insurance of Cyprus Ltd. The Chairman of the Board of Directors of Bank of Cyprus Public Company Ltd at the time, Mr Solon A. Triantafyllides, and Mr Polis G. Polyviou a member of the Board of Directors of Bank of Cyprus Public Company Ltd and also of General Insurance of Cyprus Ltd at the time, had a substantial interest in the company Georgios Giabra Pierides Ltd.

38. Group companies

The companies and branches included in the consolidated financial statements of the Group and their activities (by country of registered office) are:

Cyprus	
Bank of Cyprus Public Company Ltd	Commercial bank
Mortgage Bank of Cyprus Ltd	Commercial bank
The Cyprus Investment and Securities Corporation Ltd (CISCO)	Investment banking services
General Insurance of Cyprus Ltd	General insurance business
EuroLife Ltd	Life assurance business
Kermia Ltd	Property trading and development
Kermia Properties & Investments Ltd	Property trading and development
Kermia Hotels Ltd	Hotel business
BOC Ventures Ltd	Management of venture capital investments
Tefkros Investments Ltd	Investments fund
Bank of Cyprus Mutual Funds Ltd	Distribution of mutual funds
JCC Payment Systems Ltd	Processing of credit card transactions
Greece	
Bank of Cyprus Public Company Ltd (branch)	Commercial bank
Kyprou Leasing SA	Leasing business
Kyprou Commercial SA	Financing of motor vehicles and other consumer products
Kyprou Securities SA	Investment banking services
Kyprou Mutual Fund Management Company (Kyprou AEDAK)	Management of mutual funds
Kyprou Properties SA	Property management
Kyprou Insurance Services Ltd	General insurance brokers
Kyprou Zois (branch of EuroLife Ltd)	Life assurance business
Kyprou Asfalistiki (branch of General Insurance of Cyprus Ltd)	General insurance business
United Kingdom	
Bank of Cyprus United Kingdom (branch of Bank of Cyprus Public Company Ltd)	Commercial bank
Old Company (BCL) Ltd, previously Bank of Cyprus (London) Ltd	Commercial bank (inactive)

38. Group companies *(continued)*

Channel Islands	
Bank of Cyprus (Channel Islands) Ltd	Commercial bank
Tefkros Investments (CI) Ltd	Investments fund
Australia	
Bank of Cyprus Australia Pty Ltd	Commercial bank
Romania	
Bank of Cyprus Romania (branch of Bank of Cyprus Public Company Ltd)	Commercial bank
Cyprus Leasing Romania IFN SA	Leasing business
Ireland	
BOC International Fund Management Ltd	Management of mutual funds (inactive)

On 1 January 2006, both the operations and the assets and liabilities of the Group subsidiary companies Bank of Cyprus Finance Corporation Ltd and Bank of Cyprus (Factors) Ltd were transferred to Bank of Cyprus Public Company Ltd, with the parallel dissolution, without receivership of the two subsidiaries.

The Group has decided the termination of the activities of its subsidiaries BOC International Fund Management Ltd and old Company (BCL) Ltd and has started the dissolution process.

All the above companies are wholly owned subsidiaries, except for JCC Payment Systems Ltd, in which the Company holds 45% of the issued share capital which amounts to C£1 million. This company is accounted for as an interest in a jointly controlled entity.

There were no other changes in the basis of consolidation or the companies being consolidated compared to 31 December 2005.

The Group's share in the key financial figures of the jointly controlled entity are:

	2006	*2005*
	C£000	*C£000*
Gross income	**5.887**	5.729
Profit before tax	**2.475**	2.378
Net assets	**10.343**	8.810
Total assets	**13.348**	10.605

39. Events after the balance sheet date

On 9 February 2007, the Group announced that it has completed the sale of its shares in Universal Life Insurance Public Co. Ltd (amounting to 22% of the share capital of the company) to Mr Andreas Georgiou and Photos Photiades Group Ltd, according to the agreement entered into on 13 July 2006. The consideration amounts to C£6,1 million and the book value of the above shares at 31 December 2006 amounted to C£6,1 million.

On 12 December 2006 the Company submitted a public tender offer to the shareholders of Cytrustees Investment Public Company Limited for the acquisition of up to 50% plus one share of Cytrustees. The consideration offered amounted to €2,20 for each share in cash and was revised to €2,45 per share on 8 February 2007. As at 27 February 2007 the Group held, directly and indirectly, 22% of the target company's share capital.

Independent Auditor's Report to the Members of Bank of Cyprus Public Company Ltd

Report on the Financial Statements

We have audited the consolidated financial statements of Bank of Cyprus Public Company Ltd (the Company) and its subsidiaries (the Group) on pages 6 to 83, which comprise the consolidated balance sheet as at 31 December 2006, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Board of Directors' Responsibility for the Financial Statements

The Company's Board of Directors is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (EU) and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and the requirements of the Cyprus Companies Law, Cap 113. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to the Company's members, as a body, in accordance with Section 156 of the Companies Law, Cap. 113. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditor's Report to the Members of Bank of Cyprus Public Company Ltd

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as of 31 December 2006, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and International Financial Reporting Standards as issued by the IASB and the requirements of the Cyprus Companies Law, Cap 113.

Report on Other Legal Requirements

Pursuant to the requirements of the Companies Law, Cap. 113, we report the following:

- We have obtained all the information and explanations we considered necessary for the purposes of our audit.
- In our opinion, proper books of account have been kept by the Company.
- The Company's financial statements are in agreement with the books of account.
- In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give the information required by the Companies Law, Cap. 113, in the manner so required.
- In our opinion, the information given in the report of the Board of Directors on pages 3 to 5 is consistent with the financial statements.

Ernst & Young

Nicosia
27 February 2007

FINANCIAL INFORMATION FOR THE PERIOD FROM 1 JANUARY 2006 TO 31 DECEMBER 2006

as stipulated by Decision 2/396/31.8.2006 of the Board of Directors of the Greek Capital Markets Commission (expressed in Euro)

The financial information presented below is aiming to provide a general awareness about the financial position and financial results of the Bank of Cyprus Group (the "Group") and the holding company Bank of Cyprus Public Company Ltd (the "Company"). We therefore recommend to the reader, before any investment decision is taken or transaction executed with the Group, to visit the Group's website where the financial statements prepared in accordance with International Financial Reporting Standards are available, together with the auditors' report whenever required and the detailed explanatory statement of results. These documents are also available at the Registered Office of the Company (51 Stassinos Street, Ayia Paraskevi, Strovolos, P.O. Box 24884, 1398 Nicosia, Cyprus, Telephone: +357 22 842128, Fax: +357 22 378422). Webpage: www.bankofcyprus.com - Investor Relations/Financial Information. Date of approval of the Financial Statements for year 2006 by the Board of Directors: 27 February 2007.

BANK OF CYPRUS GROUP

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2006

	Notes	2006 €000	2005 €000
Turnover		1.685.840	1.379.857
Interest income		1.300.998	1.046.878
Interest expense		(580.747)	(563.021)
Net interest income		820.251	483.857
Fee and commission income		185.678	169.332
Fee and commission expense		(10.806)	(14.188)
Foreign exchange income		35.958	25.066
Net gains on sale and change in fair value of financial instruments		25.906	10.415
Income from insurance business		45.662	40.427
Other income	3	15.680	10.173
		917.729	725.082
Staff costs		(288.601)	(261.728)
Other operating expenses	4	(158.879)	(149.198)
Profit before provisions		489.248	314.156
Provisions for impairment of loans and advances		(108.932)	(157.535)
Profit before tax		388.314	156.621
Tax		(71.831)	(31.375)
Profit after tax		318.683	125.246
Basic earnings per share (cent)		57,7	24,9
Diluted earnings per share (cent)		57,6	24,9

CONSOLIDATED BALANCE SHEET
as at 31 December 2006

	Notes	2006 €000	2005 €000
Assets			
Cash and balances with central banks		1.181.404	1.057.906
Placements with banks		4.300.355	4.459.184
Investments at fair value through profit or loss		409.197	154.498
Loans and advances to customers		14.487.586	12.079.230
Investments available-for-sale and held-to-maturity		3.850.446	3.364.339
Property and equipment		266.020	276.140
Intangible assets		17.786	18.098
Other assets	5	307.325	330.350
		24.800.103	21.740.545
Life assurance business net assets attributable to policyholders		496.640	400.910
Total assets		25.186.743	22.141.455
Liabilities			
Amounts due to banks		451.864	307.418
Customer deposits and other accounts		20.920.558	18.548.054
Debt securities in issue		756.229	550.356
Other liabilities	6	443.360	386.893
		22.572.106	19.792.721
Life assurance business liabilities to policyholders		496.640	400.910
Subordinated loan stock		553.450	630.545
Total liabilities		23.622.196	20.824.176
Equity			
Share capital		478.933	471.563
Share premium		590.393	538.566
Revaluation reserves and other reserves		171.252	165.892
Exchange adjustments reserve		(4.516)	(5.017)
Retained earnings		328.485	146.270
		1.564.547	1.317.279
Total liabilities and equity		25.186.743	22.141.455

E. P. Ioannou, *Chairman*
A. Artemis, *Vice-Chairman*
A. Eliades, *Group Chief Executive Officer*
C. G. Stavrakis, *Chief Executive Officer-Cyprus and Deputy Group Chief Executive Officer*
Y. Kypri, *Group Chief General Manager*
Chr. Hadjimitsis, *Group General Manager Finance*

INFORMATION EXTRACTED FROM THE CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2006

	2006 €000	2005 €000
Total equity, at 1 January	1.317.279	958.969
Profit after tax	318.883	125.246
Exercise of share options	11.301	-
Issue of share capital	-	188.625
Dividend reinvestment	47.895	7.314
Dividends paid	(132.674)	(32.153)
Net profits recognised directly in equity	4.063	61.258
Total equity, at 31 December	1.564.547	1.317.279

INFORMATION EXTRACTED FROM THE CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2006

	2006 €000	2005 €000
Net cash flow from operating activities	378.364	2.187.399
Net cash flow used in investing activities	(149.078)	(282.027)
Net cash flow (used in)/from financing activities	(169.090)	133.784
Net increase in cash and cash equivalents for the year	60.196	2.039.156
Cash and cash equivalents		
At 1 January	4.808.203	2.769.168
Exchange adjustments	496	(121)
Net increase in cash and cash equivalents for the year	60.196	2.039.156
At 31 December	4.868.895	4.808.203

BANK OF CYPRUS PUBLIC COMPANY LTD

INCOME STATEMENT
for the year ended 31 December 2006

	Notes	2006 €000	2005 €000
Turnover		1.584.598	1.233.219
Interest income		1.271.511	1.004.011
Interest expense		(674.404)	(558.184)
Net interest income		597.107	445.827
Fee and commission income		167.875	150.322
Fee and commission expense		(9.592)	(9.902)
Foreign exchange income		35.906	23.081
Dividends from subsidiary companies and jointly controlled entity		22.867	50.512
Net gains on sale and change in fair value of financial instruments		31.501	12.086
Other income	3	6.509	3.293
		852.183	677.219
Staff costs		(248.068)	(235.816)
Other operating expenses	4	(145.009)	(134.056)
Profit before provisions		459.806	307.347
Provisions for impairment of loans and advances		(96.136)	(144.946)
Profit before tax		362.670	162.401
Tax		(63.396)	(20.054)
Profit after tax		299.474	142.347
Basic earnings per share (cent)		54,8	28,3
Diluted earnings per share (cent)		54,5	28,3

BALANCE SHEET
as at 31 December 2006

	Notes	2006 €000	2005 €000
Assets			
Cash and balances with central banks		1.180.771	1.050.458
Placements with banks		4.190.974	4.396.041
Investments at fair value through profit or loss		400.235	137.834
Loans and advances to customers		12.890.128	10.381.444
Bank accounts of Group companies		1.418.056	1.554.879
Investments available-for-sale and held-to-maturity		3.587.906	3.312.987
Investments in Group companies		348.951	321.211
Property and equipment		228.635	228.575
Intangible assets		15.805	16.192
Other assets	5	243.849	194.104
Total assets		24.479.770	21.593.725
Liabilities			
Amounts due to banks		451.403	304.223
Customer deposits and other accounts		20.498.412	18.158.305
Bank accounts of Group companies		418.330	392.307
Debt securities in issue		749.721	549.858
Other liabilities	6	272.442	240.803
		22.391.368	19.645.496
Subordinated loan stock		553.450	630.545
Total liabilities		22.914.818	20.276.041
Equity			
Share capital		478.933	471.563
Share premium		590.393	538.566
Revaluation reserves		94.804	97.492
Revaluation reserve of investments in Group companies		78.571	80.054
Exchange adjustments reserve		(2.198)	(2.326)
Retained earnings		325.158	152.335
		1.564.952	1.317.684
Total liabilities and equity		24.479.770	21.593.725

E. P. Ioannou, *Chairman*
A. Artemis, *Vice-Chairman*
A. Eliades, *Group Chief Executive Officer*
C. G. Stavrakis, *Chief Executive Officer-Cyprus and Deputy Group Chief Executive Officer*
Y. Kypri, *Group Chief General Manager*
Chr. Hadjimitsis, *Group General Manager Finance*

INFORMATION EXTRACTED FORM THE STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2006

	2006 €000	2005 €000
Total equity, at 1 January	1.317.684	987.394
Profit after tax	299.474	142.347
Exercise of share options	11.301	-
Issue of share capital	-	188.625
Dividend reinvestment	47.895	7.314
Dividends paid	(132.674)	(32.153)
Net profits recognised directly in equity	21.272	44.157
Total equity, at 31 December	1.564.952	1.317.684

INFORMATION EXTRACTED FROM THE CASH FLOW STATEMENT
for the year ended 31 December 2006

	2006 €000	2005 €000
Net cash flow from operating activities	303.672	2.172.553
Net cash used in investing activities	(119.033)	(225.427)
Net cash flow (used in)/from financing activities	(169.090)	133.784
Net increase in cash and cash equivalents for the year	15.549	2.080.910
Cash and cash equivalents		
At 1 January	4.777.859	2.697.170
Exchange adjustments	128	(221)
Net increase in cash and cash equivalents for the year	15.549	2.080.910
At 31 December	4.793.536	4.777.859

NOTES

1. The consolidated financial statements for the year ended 31 December 2006 have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and the International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements are presented in Cyprus pounds (C£). For information purposes, extracts from the financial statements of the Group and the Company are presented in this announcement in Euro. The translation from Cyprus pounds to Euro for information relating to the current period as well as prior periods presented, was carried out using the average Euro-Cyprus pound exchange rate as at 31 December 2006, which was €1=C£0,5782.
2. The accounting policies that have been followed for the preparation of the financial statements for year 2006 are consistent with those followed for the preparation of the financial statements for year 2005.
3. Other income for the year ended 31 December 2006 includes dividend income of €1.726 thousand (2005: €740 thousand) for the Group and €1.420 thousand (2005: €464 thousand) for the Company.
4. Other operating expenses for the year ended 31 December 2006 include depreciation of property and equipment and amortisation of intangible assets of €32.394 thousand (2005: €33.897 thousand) for the Group and €30.408 thousand (2005: €30.801 thousand) for the Company.
5. Other assets as at 31 December 2006 for the Group and the Company include the positive fair value of derivative financial instruments of €36.799 thousand (2005: €14.232 thousand).
6. Other liabilities as at 31 December 2006 for the Group and the Company include the negative fair value of derivative financial instruments of €17.558 thousand (2005: €21.808 thousand) and provisions for pending litigation or claims of €4.277 thousand (2005: €3.502 thousand).
7. The number of persons employed by the Group as at 31 December 2006 was 6.192 (2005: 6.065) and by the Company was 5.655 (2005: 5.435).
8. The financial statements of the Group as at 31 December 2006 include the following subsidiaries and branches, by country of incorporation: Cyprus: Bank of Cyprus Public Company Ltd, Mortgage Bank of Cyprus Ltd, Cyprus Investment and Securities Corporation Ltd (CISCO), General Insurance of Cyprus Ltd, EuroLife Ltd, Kermia Ltd, Kermia Properties & Investments Ltd, Kermia Hotels Ltd, BOC Ventures Ltd, Tefkros Investments Ltd, Bank of Cyprus Mutual Funds Ltd and JCC Payment Systems Ltd. Greece: Bank of Cyprus Public Company Ltd (branch of the Company), Kyprou Leasing SA, Kyprou Commercial SA, Kyprou Securities SA, Kyprou Mutual Fund Management Company (AEDAK), Kyprou Properties SA, Kyprou Insurance Services Ltd, Kyprou Zois (branch of EuroLife Ltd) and Kyprou Asfalistiki (branch of General Insurance of Cyprus Ltd). United Kingdom: Bank of Cyprus United Kingdom (branch of the Company) and Old Company (BCL) Ltd. Channel Islands: Bank of Cyprus (Channel Islands) Ltd and Tefkros Investments (CI) Ltd. Australia: Bank of Cyprus Australia Pty Ltd. Romania: Bank of Cyprus Romania (branch of the Company), Cyprus Leasing Romania IFN SA. Ireland: BOC International Fund Management Ltd. All companies are wholly owned subsidiaries of the Group, except for JCC Payment Systems Ltd, in which the Company owns 45% of the issued share capital. This company is accounted for as an interest in a jointly controlled entity. On 1 January 2006, the operations, assets and liabilities of the Group subsidiary companies Bank of Cyprus Finance Corporation Ltd and Bank of Cyprus Factors Ltd, were transferred to Bank of Cyprus Public Company Ltd, with the parallel dissolution without receivership, of the two subsidiaries. The Group has decided to terminate the activities of its subsidiaries BOC International Fund Management Ltd and Old Company (BCL) Ltd and has started the dissolution process. There was no other change in the companies that were consolidated or in the method of consolidation compared to 31 December 2005.
9. The Board of Directors of the Company proposes the payment of a dividend of C£0,10 (approximately €0,17[1]) per share, amounting to €95.787 thousand which will be proposed for approval at the Annual General Meeting of the shareholders scheduled for 8 June 2007. The proposed ex-dividend date for the aforementioned dividend is 11 June 2007. As a result, registered shareholders on 8 June 2007 will be eligible to receive the dividend. On 3 November 2006, the Board of Directors of the Company decided the payment of an interim dividend for 2006 of C£0,07 (€0,12) per share, amounted to €58.589 thousand which was paid to the shareholders on 11 December 2006. The dividend for 2005 amounted to C£0,07 (€0,12) per share and amounted to €68.086 thousand. It was approved at the Annual General Meeting of the shareholders on 30 May 2006 and was paid on 27 June 2006.
10. There are no fixed charges in favour of third parties over the Group's property and equipment as at 31 December 2006.
11. The Group's provision for pending litigation or claims as at 31 December 2006 is set out in Note 6. There are no other significant pending litigation, claims or assessments against the Group, the outcome of which would have a material effect on the Group's financial position or operations.
12. Related party transactions:
    (a) Loans and advances to members of the Board of Directors and key management personnel of €8.312 thousand for the Group and the Company.
    (b) Loans and advances to other connected persons of €130.200 thousand for the Group and €1.357.224 thousand for the Company.
    (c) Contingent liabilities and commitments (mainly documentary credits, guarantees and commitments to lend) of €90.251 thousand for the Group and the Company.
    (d) Tangible security of €234.796 thousand for the Group and the Company.
    (e) Deposits by members of the Board of Directors and key management personnel of €5.692 thousand for the Group and the Company.
    (f) Deposits by other connected persons of €25.925 thousand for the Group and €444.295 thousand for the Company.
    (g) Sales (interest income) of €7.779 thousand for the Group and €75.175 thousand for the Company.
    (h) Purchases (interest expense) of €557 thousand for the Group and €15.315 thousand for the Company.
    (i) Remuneration and other transactions with members of the Board of Directors, key management personnel and connected persons of €7.920 thousand for the Group and €6.480 thousand for the Company.

[1] The payment of the dividend will be based on the exchange rate in force on the working date immediately preceding the ex-dividend date, which may be different than the rate used for the purposes of this announcement.

Presentations

Rule 12g3-2(b) File No.082-34996

Bank of Cyprus Group

Financial results 2006 - Highlights
Delivering on our strategy
2007-2009 Strategic direction
Financial targets 2007-2009
Appendix: Detailed financial information

Financial Results 2006 and Strategy & Targets for 2007-2009

7 February 2007

Disclaimer

Certain statements, beliefs and opinions in this presentation are forward-looking. Such statements can be generally identified by the use of terms such as "believes", "expects", "may", "will", "should", "would", "could", "plans", "anticipates" and comparable terms and the negatives of such terms. By their nature, forward-looking statements involve risks and uncertainties and assumptions about the Group that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. We have based these forward-looking statements on our current expectations and projections about future events. The Group undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Readers are cautioned not to place undue reliance on forward-looking statements, which are based on facts known to the Group only as of the date of this presentation.

Neither this presentation nor a copy of it may be taken or transmitted into the United States of America, its territories or possessions or distributed, directly or indirectly, in the united States of America, its territories or possessions. Neither this presentation nor any copy of it may be taken or transmitted into Australia, Canada or Japan or to Canadian persons or to any such securities analyst or other person in any of those jurisdictions. Any failure to comply with this restriction may constitute a violation of United States, Australian, Canadian or Japanese securities law. The distribution of this presentation in other jurisdictions may be restricted by law and persons into whose possession this presentation comes should inform themselves about, and observe, any such restrictions.

The securities issued by the Bank of Cyprus Public Company Ltd have not been, and will not be registered under the US Securities Act of 1933 (the "Securities Act"), or under the applicable securities laws of Canada, Australia or Japan.

Financial results 2006 - Highlights
Delivering on our strategy
2007-2009 Strategic direction
Financial targets 2007-2009
Appendix: Detailed financial information

Financial Results 2006 - Highlights

The base currency of all amounts included in the presentation is Cyprus Pounds. The conversion into Euros was made using the exchange rate prevailing on 31 December 2006 of €1=C£0,5782.

A spectacular improvement in profitability and efficiency driven by core profits...

Income & Expense Analysis (€mn)	2005	2006	Change
Net interest income	484	620	+28%
Fee & commission income	155	175	+13%
Net operating income from insurance operations	40	46	+13%
Other operating income	46	77	+69%
Total income	725	[illegible]	+27%
Total expenses	411	[illegible]	+4%
Profit before provisions	314	489	+56%
Provisions	157	101	-36%
Profit before tax	157	388	+148%
Profit after tax	125	317	[illegible]

Return on equity



Cost/Income



... underpinned by strong performance across BOC's diversified business

Cyprus



Customer deposits



Greece



Customer loans



* As at 31 December 2006

Strong cash flow generation funding growth and returns to our shareholders

- **Final dividend of C£0,10 (€0,17) per share**
- **Total dividend of C£0,17 (€0,29) per share** (incl. interim dividend already paid)
  - **143% increase from 2005**
- **Important dates**
  - **Annual General Meeting 6 June 2007**
  - **Ex-dividend date on 11 June 2007**
  - **Payment date on 26 June 2007**
- **Dividend reinvestment plan at 10% discount**

Balance Sheet overview

€mm	2005	2006	% growth
Cash and balances with central banks	1.058	1.181	+12%
Placements with banks	4.459	4.300	-4%
Debt securities, T-bills, equity investments	3.519	4.060	+15%
Net loans to customers	12.079	14.468	+20%
Other assets	1.026	1.178	+15%
Total assets	22.141	25.187	+14%
Amounts due to banks	307	452	+47%
Customer deposits	18.548	20.927	+13%
Debt securities in issue	550	750	+36%
Other liabilities	788	940	+19%
Subordinated loan stock	631	553	-12%
Shareholders' equity	1.317	1.565	+19%

Strong liquidity and capital position to fund profitable growth

Liquidity overview



- Strong deposit base and flows
- Flexibility to grow loan portfolio across our geographies
- Expected relaxation of high liquidity requirement on foreign currency deposits of Cyprus operations

- Strong core Tier I position with upside potential from non-core asset disposals
- Scope for further leverage through non-equity capital instruments

Capital adequacy


14,1%
12,0%

Spectacular improvement in asset quality

NPLs Development (1)



- Efficient improvement of loan portfolio quality
- Absolute NPL reduction
- Increased provision coverage
  - Higher degree of confidence on adequacy of current provisioning levels
- Normalisation of P&L charges from previous peak levels

Provision Charge



Provision Coverage (2)



(1) [illegible]
(2) [illegible]

Financial results 2006 - Highlights
Delivering on our strategy
2007-2009 Strategic direction
Financial targets 2007-2009
Appendix: Detailed financial information

Delivering On Our Strategy

1 Jan 2005 – 31 Dec 2006

Bank of Cyprus management delivered growth and managed risks across the board

Loans (€bn)


CAGR 17%

Deposits (€bn)


CAGR 18%

NPL ratio


1,9 pp

Shareholders' equity (€mn)


CAGR 27%

... delivering on its targets well ahead and well in excess of plan

Profit after tax (€mm)


€109mm

Return on equity


3,7 pp

Cost to income ratio


4,3 pp


Delivering on our strategy
First pillar:
Strengthen and restructure
Cypriot operations


Growth: Further enhanced our leading position
Cyprus
Greece
New markets
Loans (€bn)
Deposits (€bn)
Market share gain in lending despite leading position


Targeted growth of high margin business
Cyprus
Greece
New markets
Loans (€bn)
Retail drives our lending growth
Successful targeting of retail sector
13.200 new retail clients in 2006
Capturing long-term clients
Mortgage loan book
61% CAGR (2004-2006)
Mortgage loan disbursements (€mm)


Profitability supported by high double digit top line growth
Cyprus
Greece
New markets
Innovative products
Branch restructuring
Increase in front-line employees
20.000 new customers in 2006
Leveraging on leading position to increase cross-selling
Introduction of new charges
Net interest income (€mm)
Fees and commissions (€mm)
Income from insurance business (€mm)


Profitability:
Spectacular efficiency improvement
Cyprus
Greece
New markets
Income vs. expense growth (€mm)
Cost to income ratio
Spectacular improvement


Asset quality: Stricter credit control and effective work-outs
Cyprus
Greece
New markets
Provision coverage (1)
NPLs (2) / Total loans

Delivering on our strategy

Second pillar:
Accelerated profitable expansion in Greece

Balanced growth and increased customer acquisitions...

Cyprus
Greece
New markets

- **Retail and business sectors are main drivers of lending growth**
- **Deposit growth remains strong despite widening of deposit spread**
- **Inflow of new customers**

Greek loan book (€bn)


CAGR 21%
TOTAL

Number of active customers


CAGR 21%

Greek deposit book (€bn)


CAGR 10%

... supported by an expanding and maturing branch network

Cyprus
Greece
New markets



Branch network development


Number of branches
30
106
128
2000
2004
2005
2006

- Network covers all districts in Greece
- 24 new branches in last two years
- Network is still very young
  - < 3 years old 31% of network
  - < 5 years old 50% of network

Profitability: Increasing revenue generation through maturing client relationships

Cyprus
Greece
New markets

Widening deposit spread (bp below Euribor)



Rising NIM of Greek operations (%)


3,14

Loans to deposit ratio (%)



Rising NII of Greek operations (€mm)


CAGR 21%

Profitability: Efficiency improvement despite expanding network

Cyprus
Greece
New markets

Income vs. expense growth (€mm)


Income
Expenses

Cost to income ratio


Improvement despite extra costs of network expansion

Asset quality: Remains strong despite loan growth

Cyprus
Greece
New markets

NPLs/Total loans


Bank of Cyprus
Greek banking system

Strict credit risk management provides comfort for further growth:

- **Credit scoring**
- **Credit rating**
- **Segregation of sanctioning from credit risk**
- **Continuous monitoring**

Source: Bank of Greece (Monetary Survey), NPLs are loans in arrear for > 3 months for both Bank of Cyprus and Greek banking system

Delivering on our strategy

Third pillar:
Entering new markets

Romania: Infrastructure for expansion established

Cyprus
Greece

Licenses already granted
- **Leasing subsidiary**
- **Full banking license**

Executive team
- **Appointed all key managers**

Total staff hired
- **35 people**

Premises & network
- **Acquired head office premises**
  - **Bucharest (Dorobanti)**

Leasing
- **Became operational in early January 2007**
- **Loan applications already in hand and examined**

Initial focus
- **SMEs**
- **Corporate**
- **High net-worth individuals**

Russia: Accelerated set-up completion

Cyprus
Greece

License
- **Completed the first two stages (most important) (out of 4)**
- **Expect to complete license procedures in 2007**

Premises
- **Rented premises**
- **Refurbishment to be completed in April 2007**

Executive team
- **Appointed all key managers**
  - **General Manager**
  - **Business Development Manager**
  - **Operations Manager**
  - **Corporate Manager**
  - **Legal Manager**
  - **Finance Manager**
  - **Treasurer**
- **20 staff in total already hired**

Pre-marketing in progress → ENCOURAGING RESULTS

Delivering on our strategy

Fourth pillar:
Maximise synergies across geographies

Realising cross-border synergies and creating centres of excellence

Projects already completed
- **Single SWIFT department for the Group (across al geographies)**
- **Group reconciliation of the ATMs (Cyprus and Greece)**
- **Common payment system**
- **Common internet banking platform for the UK, Romania and Russia with hosting in Cyprus**
- **Common core systems platform for the UK, Australia, Romania and Russia with hosting in Cyprus**
- **Treasury front office**

Potential projects
- **Information technology platform**
  - **Common core systems for Cyprus and Greece (commencement in 2007)**
  - **Single ATM and card processing systems – common ATM network for Cyprus and Greece**
  - **Common Treasury back office**
  - **Group monitoring of internet security (Cyprus, Greece and the UK)**
- **Certain product manufacturing**

Euro introduction to accelerate synergies extraction

2007-2009
Strategic Direction

Financial results 2006 - Highlights
Delivering on our strategy
2007-2009 Strategic direction
Financial targets 2007-2009
Appendix: Detailed financial information

Key strategic directions 2007-2009

Cyprus

Domestic banking
- Benefit from strong economic growth and European Monetary Union entry
- Market share gains in targeted product areas
- Further efficiencies realisation

International banking
- Deepening product set
- Benefit from fast expanding market

Greece
- Further increase of network to 190 branches by 2009 to enhance penetration
- Improved revenue generation through maturing of client relationships
- Enhanced cross-selling

New markets
- Market with:
  - Solid macroeconomic fundamentals
  - Positive banking sector prospects
  - Large population
  - Brand recognition of Bank of Cyprus
- Accelerated market entry to be also supported by acquisitions
- Aim to repeat Greek success story

2007-2009 Strategic direction

First direction:

Cyprus -

Benefit from our leading position and exceptional banking sector fundamentals

Reap opportunities offered in the Cyprus market

	Cypriot domestic banking	Cypriot international banking
Operating environment	✓ High real GDP growth ✓ Positive EMU entry impact • Banking sector restructuring	✓ Undisputed intermediary country status for investments in Russia ✓ Increasing Russian FDI ✓ Targeting new countries and offering new services
BOC strategic position	• Unique brand name and proven cross-selling ✓ Most extensive distribution network ✓ Efficiency gains opportunities	• Long standing presence ✓ Deepening product offering

Outstanding banking sector fundamentals offering opportunities for focused banks

Strong macroeconomic growth



- EMU entry
- Interest rate convergence from 4,5%
- Growing population
- Construction activity

System loan growth (to residents) (€bn)


19,7
20,9
23,6

Loan market shares


17,7%
7,5%

- 300 entities
- None with more than 10 branches
- Enhanced supervision

Deposit market shares



- 300 entities
- None with more than 10 branches
- Enhanced supervision

Source: Central Bank of Cyprus (all market shares as of 30 November 2006)

Bank of Cyprus targets high net income growth

Top line growth
- Strong volume growth
- To be accelerated by market shares gains through
  - New flexible tailor made products (flexible repayment patterns, pre-approved loans)
  - New products catering for macroeconomic environment (EMU entry, fixed rates)
  - Special emphasis on small businesses which are catered for by the branch network
  - Targeted marketing efforts (customer specific marketing)
  - Improvement of sales effort of branch network through further centralisations

Operating cost control
- Continuing review of opportunities for enhanced efficiency
- Natural attrition of personnel and replacement with younger employees
- Branch back office centralisation

Enhancing leading position in profitable international business sector

Companies registered in Cyprus



Source: Cyprus Registrar of Companies

Foreign currency deposits (€mn)


Rest of system
Bank of Cyprus
43% market share

Source: Central Bank of Cyprus (all amounts at end-October)

Bank of Cyprus is leader in sector
- 43% market share
- 4 IBUs in 4 cities
- 170 skilled employees
- 30.000 client relationships including very large Russian corporates
  - Inbound and outbound payments (>316.000 payments = 28% increase)
  - Cash and liquidity management services
  - Foreign exchange

Bank of Cyprus (Number of International Business customers)



International banking background

Tax advantages
- **Lowest corporate tax rate (10%) in the EU**
- **No taxation on capital gains**
- **No withholding tax on dividends received (subject to certain conditions)**
- **No withholding tax on payment of dividends, interest, royalties to non-residents (for stays <182 days in Cyprus per annum)**

Advantageous double tax treaty with Russia & ex-CIS countries
- **5% tax rate on dividends received in Cyprus from Russian companies**
- **No withholding tax on interest or royalties received in Cyprus from Russian/ex-CIS countries**

Well educated and multilingual human capital
- **Coupled with strong legal and accounting infrastructure**

Advanced banking infrastructure modelled on British system

Highly developed telecommunications infrastructure

EU membership
- **Safe and efficient centre to conduct business with Russia and Eastern Europe**

2007-2009 Strategic direction

Second direction:

Consolidate position in Greek banking market

High banking sector growth opportunities in the years to come...

Lower penetration than EU and high GDP growth support double digit growth
- **Real GDP growth: 3,8% for 2007**
- **Loans/ GDP**
  - **64% vs. Eurozone 109%**
- **Branch penetration per 100k inhabitants**
  - **Greece 32 branches**
  - **Eurozone 54 branches**

Financial services penetration (Loans as a % of GDP)


Greece
Eurozone
Consumer
Housing
Business

Our competitive advantages
- **Highly efficient cost structure and operational set-up**
- **Young and motivated personnel**
- **High quality of service**
- **Innovative and flexible products**
- **Healthy loans to deposits ratio**

Track record of market share gains


Bank of Cyprus loan growth
System loan growth

Source: Bank of Greece, Bank of Cyprus

Through an expanding and maturing branch network

70 new branches over next 3 years
- **Increase visibility**
- **Higher customer acquisition capacity**
- **Lower operating costs due to sufficient head office capacity**
- **Accelerate market share gains**

Another 36 branches reach maturity by 2009
- **Maturing of relationships along with branches (increase deposit spread and cross-selling opportunities)**

"Mature" branches (≥5 years old)



Profitability increase as network matures


20%
11%
7%
13%
24%
12%
14%
≤1yr
2yrs
3yrs
4yrs
5yrs
6yrs
=>7yrs
Branch operating contribution (in €'000) before allocation of head office expenses and before provisions
% of branch network falling within certain age band

2007-2009 Strategic direction

Third direction:

Accelerated entry in Romania and Russia

Romanian macroeconomic and banking environment

Strong economic fundamentals


Loans to GDP
Real GDP growth
8,4%
4,1%
7,2%
18%
22%
28%
2004
2005
2006E

Strong credit demand (€bn)


CAGR 59%
CAGR 39%
11,2
17,3
27,3
14,8
21,7
27,8
Loans
Deposits

Supportive demographics...


Large population of 22mn

- **Spreads remain well above European average level**
- **EU membership facilitates quality regulation and supervision**

Source: National Bank of Romania, National Institute of Statistics (INSSE)

Romanian 2007 roll-out plan

By end-2007
- 3 large and 4 small branches in Bucharest
- 2 business centres in Bucharest
- 1 corporate division in Bucharest
- 2 branches in Timisoara and Constanza

- Leasing operation fully functional with 14 employees

January 2007 → April 2007 → December 2007

- Full banking license already received
- Leasing subsidiary license received

- First two full branches to start operations

- High margin services targeted

Bank of Cyprus Group

Our Romanian strategy

Personalised service...
- Fostered through a flexible and fast adapting culture
- Offer tailor made financing and other solutions

...achieved through
- Recruitment of the right people
- Proper training
- High internal standards
- Continuous adaptation to market trends
- Fostering a customer oriented culture among staff

Centralised operations departments
- Minimise time and costs

Customer targeting and sales
- Build on existing client relationships
- Target leaders in preferred business sectors
- Competitive but "calculated" pricing
  - Appealing for a determined period of time
- Internet banking in late 2007
- ATM network membership to start with
  - Subsequently develop own ATM network

Second stage expansion
- Private banking
- Alternative channels like brokers and vendors

Bank of Cyprus Group

Russian macroeconomic and banking environment



Strong economic fundamentals
Nominal GDP (€bn)
Real GDP growth
7,2%
473
613
6,4%
780
6,6%
2004
2006
2006E
Strong credit demand (€bn)
CAGR 44%
104,2
163,1
203,3
CAGR 50%
80,1
109,8
142,9
12.04
12.06
10.06
Loans
12.04
12.06
10.06
Deposits
Supportive demographics...
Large population of 143mn
...and banking sector landscape
% market share (10.06)
43,1%
63,4%
75,4%
90,8%
Top 5 banks
Top 20 banks
Top 50 banks
Top 200 banks

Source: Central Bank of the Russian Federation statistical bulletin (November 2006), Federal Statistical Service of Russia. Historical data provided by ..., 2006 data estimated by Economist Intelligence Unit

Bank of Cyprus Group

Our Russian expansion strategy

January 2007 → 1st half 2007 → 2008 → 2009

- Key operating personnel already hired
- Management team appointed

- Fully operational corporate centre in Moscow

- Stage 1
  - Expansion of corporate lending book to "known" clients of Bank of Cyprus
  - Initially in Moscow, at later stage in St Petersburg
  - Full business banking offering
    - Trade finance
    - Letters of guarantee
    - Corporate deposits
    - Money transfers
    - Foreign exchange

- Stage 2
  - Selected SME lending
  - Evaluate expansion into leasing
  - Evaluate direct retail strategy in metropolitan areas

Bank of Cyprus Group

Acquisitions to be also considered

- Acquisitions to be considered to accelerate entering the target markets and bring forward current expansion plan
- Acquisitions should provide:
  - Alternative branch locations
  - Qualified management and personnel
  - Solid banking infrastructure
- Bank of Cyprus already evaluates opportunities
- Strong cash flow of Cyprus operations and excess capital to be used to fund transactions

Bank of Cyprus Group

Financial Targets 2007-2009

Financial Results 2006 - Highlights
Delivering on our strategy
2007-2009 Strategic Direction
Financial targets 2007-2009
Appendix: Detailed financial information

The targets and assumptions outlined in this section of the presentation assume that no acquisitions are made by Bank of Cyprus Group

Bank of Cyprus Group

Financial targets 2007-2009

- Widen "jaws"
- Improve profitability
- Increase shareholder value



Cost to income
47%
40%
2006
2009E
Return on Equity
22%
>25%
2006
2009E
Profit after tax
CAGR >25%
2006
2009E

Financial targets 2007-2009 for loan quality

- Quality lending
- Efficient monitoring of advances
- Increased provision coverage



NPLs/advances
6.0%
<4.0%
2006
2009E
NPLs coverage
2006
80%
2009E

Profit target for 2007

Profit After Tax to increase by 31%



(€mm)
+31%
317
415
2006
2007E

Main assumptions of 2007-2009 financial plan

	2007-2009 CAGR
Growth	
• Loans	21%
• Deposits	15%
• Risk weighted assets	21%
Income	
• Net interest income	18%
• Total income	16%
Expenses	
• Total expenses	9%

Increase the loans to deposits ratio by 12 percentage points

No issue of new shares

Increase in net interest margin
- Greece through increase in deposit spread
- Entry into new higher margin geographies

Expansion into markets other than Cyprus and Greece: Group loan portfolio in 2011



Other markets 10%
Greece 43%
Cyprus 47%
2006
Other markets 20%
Greece 50%
Cyprus 30%
2011

Closing remarks

- Strong strategic positions of our diversified business
- Conducive operating environment
- Operating leverage
- New markets, a new growth dimension for the longer term
- Proven track record in market share gains and cost control

Commitment to deliver on targets and create value for shareholders

Contacts

Yiannis Kypri
Group Chief General Manager
Tel: +357 22 842126
Email: yiannis.kypri@cy.bankofcyprus.com

Christis Hadjimitsis
Group General Manager Finance
Tel: +357 22 842127
Email: ch.hadjimitsis@cy.bankofcyprus.com

Investor Relations

Marianna Pantelidou
Investor Relations Officer
Tel: +357 22 881740
Email: marianna.pantelidou@cy.bankofcyprus.com

Marina Rossou
Investor Relations
Tel: +357 22 881883
Email: marina.rossou@cy.bankofcyprus.com

Website
www.bankofcyprus.com

Financial Results 2006 - Highlights
Delivering on our strategy
2007-2009 Strategic Direction
Financial targets 2007-2009
Appendix: Detailed financial information

Appendix: Detailed Financial Information

Interest income



Net interest margin
Group
2,68% 2,84% 2,79% 2,90% 2,96% 2,91%
Cyprus
2,27% 2,12% 2,32% 2,60% 2,54% 2,38%
Greece
2,82% 3,10% 3,15% 3,10% 3,23% 3,14%
FY05 1Q06 2Q06 3Q06 4Q06 FY06
Net interest income (€mm)
+28%
484
620
2005
2006

Cost containment



Cost/income
Group
62,3% 56,7% 46,7%
Cyprus
67,4% 60,0% 44,3%
Greece
63,2% 62,4% 47,7%
2004 2005 2006
Staff costs (€mm)
+3%
262
270
2005
2006
Other operating expenses (€mm)
+6%
149
159
2005
2006

Strengthened pension fund funding status

- **Full reversal of unrecognised pension fund liability due to underlying assets outperformance**
- **Concentration of equities to be diversified away by 2010**
  - **All new fund contributions are not invested in Bank of Cyprus shares**



Surplus / (Deficit) (€mm)
(184)
(123)
78
2004
2005
2006

Cyprus operations delivered strong financial performance

(€mm)	FY06	FY05	% growth	Q4/06	Q4/05	% growth
Net interest income	344	256	+34%	97	73	+33%
Fees and commissions	122	107	+14%	33	29	+13%
Income from insurance operations	41	37	+10%	10	9	+7%
Profit from disposal and revaluation of financial instruments	30	10	+213%	10	3	+280%
Foreign exchange and other income	48	29	+66%	16	8	+92%
Total income	585	438	+33%	166	122	+36%
Staff costs	(176)	(178)	-1%	(48)	(48)	0%
Other operating expenses	(82)	(76)	+7%	(23)	(17)	+32%
Total expenses	(260)	(255)	+2%	(71)	(66)	+8%
Provision for bad debts	(45)	(104)	-57%	(8)	(29)	-68%
Profit before tax	280	80	+250%	85	27	+210%
Tax	(36)	(8)	+344%	(14)	(2)	+400%
Profit after tax	244	72	+239%	71	25	+184%
Net Interest Margin	2,38%	2,27%	+11 b.p.			
Return on Equity	35,8%	12,0%	+23,8 p.p.			
Cost/income	44,3%	58,0%	-13,7 p.p.			

Greek operations experienced strong performance enhancement

(€mm)	FY06	FY05	% growth	Q4/06	Q4/05	% growth
Net interest income	240	192	+25%	67	53	+27%
Fees and commissions	43	39	+9%	13	10	+29%
Income from insurance operations	5	3	+48%	1	1	+29%
Profit from disposal and revaluation of financial instruments	2	2	+14%	1	3	-66%
Foreign exchange and other income	4	6	-43%	0	0	-
Total income	294	241	+21%	82	66	+23%
Staff costs	(73)	(64)	+14%	(19)	(18)	+10%
Other operating expenses	(67)	(62)	+7%	(19)	(16)	+25%
Total expenses	(140)	(126)	+11%	(38)	(33)	+17%
Provision for bad debts	(58)	(52)	+11%	(10)	(14)	-30%
Profit before tax	96	63	+53%	34	20	+72%
Tax	(31)	(20)	+58%	(13)	(7)	+78%
Profit after tax	65	43	+50%	20	12	+68%
Net Interest Margin	3,14%	2,82%	+32 b.p.			
Return on Equity	14,0%	11,1%	+2,9 p.p.			
Cost/income	47,7%	52,4%	-4,7 p.p.			

Bank of Cyprus Group

Operations in UK and Australia deliver sustained earnings despite adverse operating environment

(€mm)	FY06	FY05	% growth	Q4/06	Q4/05	% growth
Net interest income	35	35	0%	10	8	+20%
Fees and commissions	10	9	+10%	3	2	+36%
Profit from disposal and revaluation of financial instruments	(7)	(1)	-430%	(6)	(1)	-746%
Foreign exchange and other income	1	1	-38%	0	0	+16%
Total income	39	44	-11%	7	10	-33%
Staff costs	(18)	(18)	-1%	(5)	(5)	-6%
Other operating expenses	(11)	(12)	-2%	(2)	(3)	-16%
Total expenses	(29)	(30)	-1%	(7)	(8)	-8%
Provision for bad debts	2	(1)	-	4	1	+378%
Profit before tax	12	13	-11%	3	3	+11%
Tax	(4)	(3)	+26%	(3)	(2)	+70%
Profit after tax	8	10	-24%	0	1	-85%
Net Interest Margin	1,87%	2,10%	-18 b.p.			
Return on Equity	8,6%	12,9%	-4,3 p.p.			
Cost/income	74,7%	67,2%	+7,5 p.p.			

Bank of Cyprus Group

Loans by geographic sector


(€mm)
19% increase
TOTAL €12,9 bn
TOTAL €15,3 bn
6.198
7.346
31.12.05
31.12.06

	Share in the Group total %		Annual increase %	Market share
Cyprus	48%	47%	18%	26,4%
Greece	43%	43%	21%	3,7%
Other countries	9%	10%	20%	

Bank of Cyprus Group

Well diversified loan portfolio


Cyprus
Retail 39%
SMEs 16%
Corporate 45%
Greece
SMEs 43%
Retail 31%
Corporate 26%
Group
Retail 35% (FY05 37%)
SMEs 29% (FY05 32%)
Corporate 36% (FY05 30%)
Personal, home loans & professional 54%
Other 4%
Property & construction 14%
Manufacturing 6%
Tourism 9%
Trade 14%

Bank of Cyprus Group

Deposits by geographic sector


(€mm)
13% increase
TOTAL €18,5bn
TOTAL €20,9bn
10.706
11.913
31.12.05
31.12.06

	Share in the Group total %		Annual increase %	Market share
Cyprus	58%	57%	11%	29,5%
Greece	36%	36%	14%	3,8%
Other countries	6%	7%	17%	

Bank of Cyprus Group

Capital adequacy overview

(€mm)	FY05	FY06
Shareholders' equity	1.317	1.565
Core Tier I Capital	1.101	1.191
Hybrid Capital (Tier I)	156	163
Tier I Capital	1.257	1.354
Tier II Capital	564	450
Total Regulatory Capital	1.821	1.804
Risk weighted assets	12.898	14.978
Core Tier I ratio	8,5%	7,9%
Tier I ratio	9,8%	9,0%
Total capital ratio	14,1%	12,0%

Bank of Cyprus Group

Press Releases

Rule 12g3-2(b) File No.082-34996

Bank of Cyprus Group

Announcement ·

APPROVAL OF PUBLIC OFFER INFORMATION MEMORANDUM OF BANK OF CYPRUS PUBLIC COMPANY LTD ("BANK OF CYPRUS") TO THE SHAREHOLDERS OF CYTRUSTEES PUBLIC COMPANY LTD ("CYTRUSTEES")

ACCEPTANCE PERIOD BEGINS ON 8 JANUARY 2007

Nicosia, 5 January 2007

The Cyprus Stock Exchange (the "**CSE**") approved on 3 January 2007 the Information Memorandum relating to the public offer (the "**Public Offer**") by Bank of Cyprus to the shareholders of Cytrustees Investment Public Company Limited ("Cytrustees") for the acquisition of up to 50% plus one share of the issued share capital of Cytrustees. The Information Memorandum will be sent to the eligible shareholders along with the Declarations of Acceptance and Transfer documents.

As of 8 January 2007, shareholders may obtain free copies of the Information Memorandum from the offices of the Cyprus Investment and Securities Corporation Ltd (CISCO) at Evrou 4, Eurolife House, Nicosia and on the Bank of Cyprus Group's website www.bankofcyprus.com (select Inv. Relations/ Prospectuses).

The Declarations of Acceptance and Transfer documents must be mailed or delivered to Cyprus Investment and Securities Corporation Ltd (CISCO) at Evrou 4, P.O.Box 20597, 1660 Nicosia or to the submission points referred to in paragraph 6.2 of the Information Memorandum so that they are received by 8 February 2007 before 1:30pm.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 284 branches, of which 147 operate in Cyprus, 120 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.159 staff worldwide.

At 30 September 2006, the Group's Total Assets reached C£14,01bn (€24,29bn) and the Group's Shareholders' Funds were C£876mn (€1,52bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

DATES FOR THE ANNOUNCEMENT OF TARGETS FOR THE THREE-YEAR PERIOD 2007-2009 AND FINANCIAL RESULTS FOR 2006

Nicosia, 12 January 2007

Targets for the three-year period 2007-2009 will be announced on 25 January 2007

The Board of Directors of Bank of Cyprus Public Company Ltd ("the Bank") will convene on Thursday, **25 January 2007**, to examine the three-year strategic plan 2007-2009 of the Bank of Cyprus Group ("the Group").

On the same day, after the market close of the Cyprus Stock Exchange (CSE) and the Athens Exchange (ATHEX), the Group will announce the main strategic direction of the Group for the next three years as this will be approved by the Board, as well as targets with regard to key performance indicators for the three-year period.

The financial results for 2006 will be announced on 27 February 2007

The Board of Directors of the Bank will convene on Tuesday, **27 February 2007**, to examine the preliminary and final audited financial results of the Group for the year 2006 and the payment of a final dividend.

On the same day, after the market close of the Cyprus Stock Exchange (CSE) and the Athens Exchange (ATHEX), the financial results will be announced to the Stock Exchanges and to the Press.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 281 branches, of which 144 operate in Cyprus, 120 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.159 staff worldwide.

At 30 September 2006, the Group's Total Assets reached C£14,01bn (€24,29bn) and the Group's Shareholders' Funds were C£876mn (€1,52bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

THE BOARD OF DIRECTORS OF BANK OF CYPRUS CONSIDERS UNACCEPTABLE THE DECLARED INTENTION BY MARFIN POPULAR BANK TO SUBMIT A PUBLIC TENDER OFFER TO THE SHAREHOLDERS OF BANK OF CYPRUS

Nicosia, 12 January 2007

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 281 branches, of which 144 operate in Cyprus, 120 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.159 staff worldwide.

At 30 September 2006, the Group's Total Assets reached C£14,01bn (€24,29bn) and the Group's Shareholders' Funds were C£876mn (€1,52bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

At its extraordinary meeting held today, the Board of Directors of Bank of Cyprus has examined the letter it received this morning from Marfin Popular Bank regarding the latter's declared intention to submit a public tender offer to the shareholders of Bank of Cyprus.

Despite the fact that there are questions regarding the legality and validity of the proposed offer by Marfin Popular Bank to the shareholders of Bank of Cyprus, the Board of Directors considers it appropriate to inform its shareholders, staff and the investing public in general about the essence of these developments.

The Board of Directors of Bank of Cyprus considers that the declared intention of Marfin Popular Bank:

- Cannot be taken seriously as it comes from an organisation which has only recently been created through the combination of three financial institutions, whose operations have not as yet been merged. International practice indicates that mergers require time and close co-operation by all parties involved. Consequently, the intended hostile acquisition of another two larger banking organisations by Marfin Popular Bank entails high risks for the shareholders and staff of all involved.

- Offers a proposed consideration which comprises solely of Marfin Popular Bank shares. To date, Marfin Popular Bank has not published its audited consolidated financial statements of the recently merged entity, which are fundamental for the correct assessment of the proposed consideration, thus entailing significant risks for the shareholders of Bank of Cyprus. Besides, the public tender offer announced by Bank of Piraeus yesterday (11 January 2007) values Marfin Popular Bank at approximately half its current market value.

- Does not reflect the history, size, credibility and excellent prospects of the largest Bank in Cyprus.

The Board of Directors also believes that any potential combination of Marfin Popular Bank with Bank of Cyprus will create a significant concentration of the Cypriot banking sector in one organisation, with clear adverse implications on the level of competition in the market and on the wider economy of Cyprus.

The autonomous expansion of the activities of Bank of Cyprus in Cyprus, Greece and the promising markets of Russia and Romania will generate significant value to shareholders. Consequently, contrary to Marfin Popular Bank, the future profitability of Bank of Cyprus will continue to be based on recurring and steadily increasing profits derived primarily from banking activities.

The Board of Directors has unanimously reached the conclusion that the declared intention of Marfin Popular Bank is not in the best interest of the shareholders, staff and customers of Bank of Cyprus or the wider economy.

Bank of Cyprus Group

Announcement

THE PRELIMINARY FINANCIAL RESULTS FOR 2006 AND THE TARGETS FOR THE THREE-YEAR PERIOD 2007-2009 WILL BE ANNOUNCED ON 7 FEBRUARY 2007

Nicosia, 18 January 2007

The Bank of Cyprus Group **preliminary financial results** for the year ended 31 December 2006 and the **possible payment of a final dividend** will be examined by the Board of Directors at its meeting to be held on **Wednesday, 7 February 2007**, instead of 27 February 2007 as previously announced.
The **three-year strategic plan 2007-2009** of the Group as well as its targets with regard to key performance indicators for the three-year period will also be examined by the Board on the same date (7 February 2007), instead of 25 January 2007 as previously announced.

It was considered that the simultaneous announcement of the preliminary results for 2006 and the targets for the three year period 2007-2009 will provide the investing public with a complete view for the direction and the prospects of the Group.

The relevant announcements to the Cyprus and the Athens Stock Exchanges and to the Press will be made after the market close on 7 February 2007.

The final audited financial results of the Group for 2006 will be examined by the Board of Directors on 27 February 2007, as previously announced.

Bank of Cyprus Group

Announcement

INTRODUCTION FOR TRADING OF NEW SHARES WHICH HAVE RESULTED FROM THE EXERCISE OF SHARE OPTIONS

Nicosia, 23 January 2007

On Thursday, 25 January 2007, 770.840 new ordinary shares of Bank of Cyprus Public Company Ltd ("the Bank") will be introduced for trading on the Cyprus Stock Exchange and the Athens Exchange resulting from the recent increase in the share capital by £385.420,00 (€666.586). The new shares to be introduced have resulted from the exercise of 770.840 Share Options on 31 December 2006 by 1.211 beneficiaries (staff of the Bank of Cyprus Group) at the exercise price of C£3,26 (€5,64) per new share, according to the 19 April 2000 resolution of the Bank's Extraordinary General Meeting and the 19 January 2001 resolution of the Bank's Board of Directors.

After the above increase, the Bank's share capital amounts to C£276.919.573,50 divided into 553.839.147 ordinary shares, of a nominal value of C£0,50 (€0,8423) each.

The listing of the new shares has been approved by the Boards of Directors of the Cyprus Stock Exchange and the Athens Exchange at their meeting on 23 January 2007 and 18 January 2007 respectively.

As of 25 January 2007, the opening price of the Bank's shares on the Athens Exchange will be adjusted according to the Regulation of the Athens Exchange. As of the same date, the new shares will be credited in the Dematerialised Securities System ("DSS") accounts of the beneficiaries who have elected to have their shares registered on the DSS.

For any further information or clarifications, please contact any of the following:

Cyprus:
Shares & Loan Stock Department
tel. +357 22 842100
fax. +357 22 336258

Greece:
Custody, Shareholders & Derivatives
Clearing Department
tel. +30210 6477555/332/334
fax. +30210 6477329

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 281 branches, of which 144 operate in Cyprus, 120 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.159 staff worldwide.

At 30 September 2006, the Group's Total Assets reached C£14,01bn (€24,29bn) and the Group's Shareholders' Funds were C£876mn (€1,52bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

INTEREST PAYMENT ON BANK OF CYPRUS PUBLIC COMPANY LTD FLOATING RATE CAPITAL SECURITIES

Nicosia, 29 January 2007

The investing public is informed that the interest for the quarter 20/11/2006-19/02/2007 on the floating rate Capital Securities Series A and Series B issued by the Bank of Cyprus Public Company Ltd will be paid on **20th February 2007.**

Those eligible to the interest payment will be the holders of the above mentioned Capital Securities after the market close of the Cyprus Stock Exchange (CSE) on the **6th February 2007**. The ex-interest date will be **7th February 2007.**

The interest rate on the Capital Securities Series A and Series B for the quarter 20/11/2006-19/02/2007 is 5,50%.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 281 branches, of which 144 operate in Cyprus, 120 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.159 staff worldwide.

At 30 September 2006, the Group's Total Assets reached C£14,01bn (€24,29bn) and the Group's Shareholders' Funds were C£876mn (€1,52bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

Nicosia, 29 January 2007

Bank of Cyprus has received this afternoon a copy of "the public tender offer document" which, according to Marfin Popular Bank, the latter has submitted to the Cyprus Stock Exchange.

Since the legality of the submission and the delivery of a copy of such a submission to Bank of Cyprus by Marfin Popular Bank is a subject which is still pending before the regulatory authorities and the Cyprus Supreme Court, Bank of Cyprus is not going to issue an extensive statement on the matter.

Bank of Cyprus believes that the public tender offer by Marfin Popular Bank is irregular, as it clearly contravenes the relevant Cyprus Stock Exchange Regulations on Public Tender Offers ("the Regulations"), irrespective of which body is in charge of supervising compliance with the Regulations and that, therefore, Bank of Cyprus is not a target company within the meaning of the Law.

As regards the essence of the matter and irrespective of the prospective legal developments surrounding it, the Board of Directors of Bank of Cyprus continues to believe that Marfin Popular Bank's offer cannot be taken seriously and is not in the best interest of the shareholders of Bank of Cyprus. In addition, as we have repeatedly argued, the specific offer entails high risks for the shareholders, the staff, the customers and the wider economy.

Bank of Cyprus reserves all its legal rights and will continue to keep informed all the parties involved, always within the framework of the law and corporate ethics.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 281 branches, of which 144 operate in Cyprus, 120 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.159 staff worldwide.

At 30 September 2006, the Group's Total Assets reached C£14.01bn (€24,29bn) and the Group's Shareholders' Funds were C£876mn (€1,52bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

COMMENT ON PRESS ARTICLES

Nicosia, 31 January 2007

Following the publication of articles in the Press in Cyprus which refer to possible future acquisitions by Bank of Cyprus in the Greek market, the Bank of Cyprus Group repeats that, as part of its strategy, it evaluates on a continuous basis acquisition possibilities in selected markets.

At this stage, there is nothing specific to be announced relating the above matter.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 281 branches, of which 144 operate in Cyprus, 120 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.159 staff worldwide.

At 30 September 2006, the Group's Total Assets reached C£14,01bn (€24,29bn) and the Group's Shareholders' Funds were C£876mn (€1,52bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

BANK OF CYPRUS LTD ("BANK OF CYPRUS") REVISES ITS PUBLIC OFFER TO THE SHAREHOLDERS OF CYTRUSTEES PUBLIC COMPANY LTD ("CYTRUSTEES")

Nicosia, 1 February 2007

Further to Bank of Cyprus Public Company Limited ("Bank of Cyprus", "Offeror") Public Offer ("Public Offer") to the shareholders of Cytrustees Public Company Limited ("Cytrustees") for the acquisition of up to 50% plus one share of Cytrustees issued share capital, Bank of Cyprus announces that it has decided to revise the terms of the Public Offer (Revised Public Offer).

The Revised Public Offer revises the offer consideration to €2,25 in cash for each Cytrustees share from €2,20 per Cytrustees share at the initial Public Offer .

Bank of Cyprus will submit a revised Public Offer Document pursuant to the existing legislation.

This announcement is made in accordance with Article 15(2) of the Cyprus Securities and Stock Exchange (Public Offer for Acquisition of Securities and Merger Companies Listed on the Stock Exchange) Regulations of 1997-2006.

Bank of Cyprus Group

Announcement

Group Preliminary Financial Results for the year ended 31 December 2006

- **Spectacular increase in profits of 153%**
  C£183 mn (€317 mn) profit after tax

- **C£0,10 (€0,17 [3]) proposed final dividend per share**
  (C£0,17 (€0,29) total dividend for the year)

- **Significant improvement of the ratio of non-performing loans to total loans from 9,3% to 5,6%**

Nicosia, 7 February 2007

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 282 branches, of which 144 operate in Cyprus, 120 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.192 staff worldwide.

At 31 December 2006, the Group's Total Assets reached C£14,56bn (€25,19bn) and the Group's Shareholders' Funds were C£905mn (€1,57bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

A. Summary of Results

Group profit after tax for 2006 reached C£183 mn (€317 mn), recording an increase of 153% compared to 2005. There was a significant improvement in all of the Group's performance indicators during 2006, with the return on equity ratio increasing to 21,7% and the cost to income ratio decreasing to 46,7%. The fast growth rate of the Group's business in Cyprus, combined with the cost containment program, the very positive course of the Group's insurance operations and the continuation of its dynamic expansion in Greece contributed to the profitability improvement. It is noted that the Group's profits primarily come from core banking and insurance operations.

The improvement in the Group's loan portfolio quality indicators is exceptional. Specifically, the ratio of non-performing loans to total loans has improved from 9,3% at 1 January 2006 to 5,6% at 31 December 2006, thus enabling the annual provision charge to decrease to 0,7% of total loans.

The increased Group profitability, led to the decision of the Board of Directors of the Bank to propose at the Annual General Meeting of its shareholders a dividend of C£0,10 (€0,17 [3]) per share. The total of the proposed dividend and the interim dividend of C£0,07 (€0,12) per share which was paid in December 2006 amounts to C£0,17 (€0,29) per share compared to C£0,07 (€0,12) paid last year, recording an increase of 143%.

Table 1

Group Financial Highlights			
in € mn	**Change**	**2006**	**2005**
Profit before provisions	+56%	489	314
Profit before tax	+148%	388	157
Profit after tax	+153%	317	125
Earnings per Share	+132%	57,7 cent	24,9 cent
Cost/Income	-10,0 p.p.*	46,7%	56,7%
Return on Equity	+9,8 p.p.*	21,7%	11,9%

* p.p. = percentage points, 1 percentage point = 1%

- Group profit after tax for 2006 reached C£183 mn (€317 mn) compared to C£72 mn (€125 mn) for 2005, recording an increase of 153%.
- The Group return on equity increased substantially to 21,7% compared to 11,9% for 2005.
- The cost to income ratio improved to 46,7% compared to 56,7% for 2005.
- The above results reflect the positive effect of the steps taken for:
  - Increase in business volumes (19% in loans and 13% in deposits).
  - Increase in net interest income by 28%.
  - Increase in fee and commission income by 13%.
  - Increase in income from insurance operations by 13%.
  - Containment of the rate of increase of expenses to 4%
  - Decrease of the annual provision charge to 0,7% of total loans.
- The improvement in the profitability of the Group's Cyprus operations is exceptional. Profit after tax increased by 239% to C£141 mn (€244 mn).
- The profitability of the Greek operations also registered a significant increase with profit after tax increasing by 50% to reach C£37 mn (€65 mn).

Graph 1

Evolution of indicators



Return on equity
7,1%
11,9%
21,7%
2004
2005
2006
Cost / Income
62,3%
56,7%
46,7%
2004
2005
2006
Provision charge/ Loans
1,3%
1,2%
0,7%
2004
2005
2006

Graph 2

Evolution of income and expenses (in € mn)



1000
800
600
400
200
0
632
725
918
Income
394
411
429
Expenses
2004
2005
2006

Graph 3

Evolution of non performing loans (NPLs)

NPL Ratio (NPLs/ Total loans)
2006


9,3%
8,6%
8,1%
6,6%
01.01
31.03
30.06
30.09
31.12

Coverage Ration (Provisions/ NPLs)
2006


43%
47%
50%
60%
66%
01.01
31.03
30.06
30.09
31.12

B. Financial Footings

Table 2

Analysis of financial footings by Geographic Sector								
in € mn	Group		Cyprus		Greece		Other countries	
	annual ±%	31.12.06	annual ±%	31.12.06	annual ±%	31.12.06	annual ±%	31.12.06
Loans	+19%	15.266	+18%	7.245	+21%	6.553	+20%	1.468
Contribution				*47%*		*43%*		*10%*
Deposits	+13%	20.927	+11%	11.913	+14%	7.635	+17%	1.379
Contribution				*57%*		*36%*		*7%*

B.1 Group Loans

The Group's loans reached C£8,83 bn (€15,27 bn) at 31 December 2006, recording an annual increase of 19%.

B.1.1 Loans in Cyprus

The Group has increased its market share in total advances, to 26,4% in November 2006 (latest published figures) compared to 25,3% in November 2005. The continuous increase in market share over the last two years is the result of the successful mobilization of the entire branch network as well as the effective promotion campaigns addressed to the retail lending sector and specifically mortgage lending. It is estimated that greater increases in market share have been achieved in the retail lending sector for which no statistics are available for the total banking system.

In Cyprus, the Group's total loans at 31 December 2006 amounted to C£4,19 bn (€7,24 bn), recording an annual increase of 18%.

B.1.2 Loans in Greece

In Greece, the annual rate of increase in the Group's loans reached 21% with the Group's Greek loan portfolio increasing to C£3,79 bn (€6,55 bn). The average annual rate of increase for 2004-2006 of the Group's loans in Greece (21%) is greater than the rate of increase of loans of the Greek banking system (18%) (based Central Bank of Greece data).

The Group's dynamic expansion in Greece is mainly focused on housing and consumer loans. The balance of housing and consumer loans at 31 December 2006 increased by 27% and 31%, respectively, compared to 31 December 2005. Loans to small and medium size businesses and to the retail sector, which represent the main focus of the Group's operations in Greece, reached 74% of the total loan portfolio.

B.1.3 Loans in Other Countries

At 31 December 2006, Group loans in the United Kingdom and Australia increased by 21% and 15%, reaching C£681 mn (€1,18 bn) and C£168 mn (€291 mn), respectively.

B.1.4 Loans by Customer Sector

The breakdown of the Group's loan portfolio in Cyprus and Greece into the three customer sectors is shown below. The Group's increasing penetration into the retail sectors of Cyprus and Greece as well as its dominant presence in the small and medium size business sector in Greece are noteworthy:

Table 3

Analysis of Loans by Customer Sector				
Percentage (%) of total loans	Cyprus		Greece	
	31.12.06	31.12.05	**31.12.06**	31.12.05
Corporate	45,4%	48,7%	26,3%	26,1%
Small and Medium-sized Enterprises (SMEs)	16,2%	16,4%	42,8%	45,5%
Retail	38,4%	34,9%	30,9%	28,4%
Total	100,0%	100,0%	100,0%	100,0%

B.1.5 Non-Performing Loans ("NPLs")

During 2006, the improvement in the quality of the Group's loan portfolio was exceptional, resulting from:

- Collections of overdue amounts.
- Lower inflow of new NPLs as a result of improved credit risk control systems implemented by the Group over the past two years.

Group NPLs declined in absolute numbers from C£676 mn (€1,17 bn) at 1 January 2006 to C£490 mn (€847 mn) at 31 December 2006. The Group applies the stricter definition of NPLs which includes all loans in arrear for longer than three months (previously six months). In addition, the NPL classification extends to all other loans of the customers who have a specific facility classified as non-performing. The ratio of NPLs to total Group loans was 5,6% at 31 December 2006 compared to 9,3% at 1 January 2006.

The ratio of coverage of NPLs by provisions increased to 66% at 31 December 2006, compared to 43% at 1 January 2006. The remaining balance of NPLs is covered by tangible collateral.

The vast majority of non-performing loans relate to the Group's Cyprus operations with the relevant indicator improving to 8,2% compared to 14,0% at 1 January 2006. It is noted that in Cyprus, the long time required for the foreclosure of collateral, especially property, acts as a deterring factor in the repayment of overdue amounts. The potential harmonization of the relevant legislation to European standards is expected to expedite the process of further decreasing non-performing loans.

The quality of the Group loan portfolio in Greece remains satisfactory despite the high growth rate of the loan portfolio. Using the stricter definition mentioned before, the Group's NPLs in Greece decreased to 3,9% of total loans at 31 December 2006, compared to 5,9% at 1 January 2006. This ratio compares favourably to the ratio of the Greek banking system. According to the official statistics, issued by the Central Bank of Greece, which use the same definition of non-performing loans (that is arrears greater than three months), the corresponding ratio of non-performing loans to advances of the Greek banking system was 6% at 30 September 2006.

B.2 Deposits

The Group's total deposits at 31 December 2006 reached C£12,10 bn (€20,93 bn), recording a 13% annual increase.

B.2.1 Deposits in Cyprus

In Cyprus, the annual rate of increase in Group deposits was 11% and total amounted to C£6,89 bn (€11,91 bn) deposits at 31 December 2006. The Bank's market share of total banking system deposits in Cyprus, including credit cooperatives, for November 2006 (latest available data) amounted to 29,5%, compared to 30,9% for November 2005 as a result of a policy to consciously avoid expensive deposits and efficiently manage the Group's high liquidity.

The Group's foreign currency deposits amounted to 58% of total deposits of Cyprus operations.

B.2.2 Deposits in Greece

Group deposits in Greece increased significantly at an annual rate of 14%, with total deposits reaching to C£4,41 bn (€7,63 bn) at 31 December 2006 and market share was maintained at the level of 3,8% (November 2006). The increase in deposits was accompanied by a significant decrease in their cost το the Group.

B.2.3 Deposits in Other Countries

At 31 December 2006, the Group's deposits in the United Kingdom and Australia reached C£661 mn (€1,14bn) and C£136 mn (€236 mn), recording an annual increase of 17% and 18%, respectively.

B.3 Capital Base and Capital Adequacy

Table 4

Capital Adequacy Composition		
in € mn	**31.12.06**	31.12.05
Core Tier 1 Capital	1.191	1.101
Hybrid Tier 1 Capital	163	156
Tier 2 Capital	450	564
Total Capital	1.804	1.821
Risk-weighted Assets	14.978	12.898
Capital Adequacy Ratio	12,0%	14,1%
- Core Tier 1 Ratio	*7,9%*	*8,5%*
- Tier 1 Ratio	*9,0%*	*9,8%*
- Tier 2 Ratio	*3,0%*	*4,3%*

At 31 December 2006, the Group shareholders' funds amounted to C£905 mn (€1,57 bn) and the Group capital adequacy ratio stood at 12,0% compared to the minimum capital adequacy requirement of 8% imposed by the Central Bank of Cyprus effective 1 January 2007.

C. Analysis of 2006 Results

C.1 Net Interest Income and Net Interest Margin

Net interest income reached C£359 mn (€620 mn), recording an annual increase of 28%. The increase is primarily attributable to the significant increase in the Group's footings in Greece and Cyprus, as well as to the improvement in the net interest margin (NIM) of the Group's operations in Greece.

The Group net interest margin for 2006 was 2,81%, compared to 2,60% for 2005. As already mentioned, the improvement is mainly the result of the significant improvement in the NIM of the Group's operations in Greece from 2,82% in 2005 to 3,14% in 2006 despite the increased competition. The spread between the cost of deposits compared to the Euribor improved by 60 basis points over the last year. It is noted that the loans to deposits ratio reached 86% allowing for the significant growth in volumes of the Greek operations.

The net interest margin in Cyprus increased to 2,38% for 2006 compared to 2,27% for 2005. The net interest margin in Cyprus is adversely affected by the low margin earned on foreign currency deposits in Cyprus, that is the placement of these funds in money market instruments and high rated bonds, for which the liquidity requirement imposed by the Central Bank of Cyprus remains at the high level of 75%.

C.2 Net Fee and Commission Income

Net fee and commission income for 2006 reached C£101mn (€175 mn), recording an annual increase of 13%, primarily as a result of increased income from the Group's operations in Cyprus.

C.3 Income from Insurance Business

The growth of the Group's insurance operations was significant with an increase in new business premiums of 9% in life insurance and 8% in general insurance premiums. Income from insurance business recorded a 13% annual increase, reaching C£26 mn (€46 mn). Insurance business contributed 8% to Group profit before tax and reached C£17 mn (€30 mn), recording an increase of 23%. The Group's life insurance operations consist mainly of saving/life insurance products distributed via the branch network.

C.4 Net Gains on Sale and Change in Fair Value of Financial Instruments

During 2006, the Group recorded C£15 mn (€26 mn) net gains on sale and change in fair value of financial instruments.

C.5 Expenses

The Group's cost containment programme had a positive impact on the Group profitability. Total expenses for the 2006 amounted to C£248 mn (€429 mn), with the annual rate of increase being contained to 4% compared to the rate of increase in loans of 19%. As a result of the cost containment, as well as the increased level of income, the cost to income ratio improved to 46,7% for 2006, compared to 56,7% for 2005.

Staff costs amounted to C£156 mn (€270 mn), recoding an annual increase of 3%, mainly due to the reduction of the cost relating to the Group's Cyprus operations by 1%. The decrease was attributable to the reduction in staff numbers in Cyprus and the reduced contributions to the staff pension plan. The staff pension plan of the Group recorded a surplus of C£45 mn (€78 mn) at 31 December 2006 compared to a deficit of C£71 mn (€123 mn) at the end of 2005. Staff costs relating to the Group's Greek operations increased by 14%, as a result of the increase in staff numbers by 8% to 2.603 employees in response to the increased business volumes (21% increase in loans) and for the operation of the fourteen new branches which opened in 2006.

The other (non-staff) operating expenses of the Group recorded an annual increase of 6% and amounted to C£92 mn (€159 mn).

The cost to income ratio of the Group's Cyprus operations improved from to 58% for 2005 to 44,3% for 2006. The ratio for the Group's Greek operations stands at the very satisfactory level of 47,7% (2005: 52,4%), especially considering the relatively low maturity level of the branch network.

The Group's expenses in the other countries where it operates decreased by 1%.

C.6 Provisions for Bad and Doubtful Debts

The provision charge for 2006 amounted to C£58 mn (€101 mn). The provision charge represented 0,7% (2005: 1,2%) of total Group loans at 31 December 2006.

D. Strategy and Targets

The credibility, consistency and reliability of Bank of Cyprus have resulted in excellent results and have created a strong base allowing for well-planned further growth and greater success.

As far as the Group's strategy and targets for the three year period 2007-2009 are concerned, the Group, in parallel with this announcement of the results for the year 2006, has issued a separate announcement which has been posted on the Group's website www.bankofcyprus.com (Investor Relations / Press Releases).

Table 5

Income and Expense Analysis

In € mn	±%	2006	2005	±%	4th Q06	3rd Q06	1st H06
Net interest income	+28%	620	484	+7%	174	163	283
Net fee and commission income	+13%	175	155	+16%	48	42	85
Foreign exchange income	+43%	36	25	+3%	11	10	15
Net gains on sale and change in fair value of financial instruments	+149%	26	11	-141%	5	-11	32
Income from insurance business	+13%	46	40	-4%	11	12	23
Other income	+48%	15	10	-13%	5	6	4
Total income	**+27%**	**918**	**725**	**+14%**	**254**	**222**	**442**
Staff costs	+3%	(270)	(262)	+8%	(73)	(67)	(130)
Other operating expenses	+6%	(159)	(149)	+21%	(44)	(37)	(78)
Total expenses	**+4%**	**(429)**	**(411)**	**+13%**	**(117)**	**(104)**	**(208)**
Profit before provisions	**+56%**	**489**	**314**	**+16%**	**137**	**118**	**234**
Provisions for bad and doubtful debts	-36%	(101)	(157)	-42%	(15)	(26)	(59)
Profit before tax	**+148%**	**388**	**157**	**+33%**	**122**	**92**	**175**
Tax	+128%	(71)	(32)	+121%	(30)	(14)	(28)
Profit after tax	**+153%**	**317**	**125**	**+17%**	**92**	**78**	**147**
Net interest margin (NIM)	+21 b.p*	2,81%	2,60%	+5 b.p*	2,95%	2,90%	2,70%

* b.p. = basis points, 100 b.p. = 1 percentage point (1%)

Table 6

Analysis of Results and Other Financial Information by Geographic Sector									
in € mn	Cyprus			Greece			Other counties		
	±%	2006	2005	±%	2006	2005	±%	2006	2005
Net interest income	+34%	344	256	+25%	240	192	0%	35	35
Net fee and commission income	+14%	122	107	+8%	43	39	+15%	10	9
Foreign exchange income	+57%	32	20	-17%	4	4	+2%	1	1
Net gains on sale and change in fair value of financial instruments	+213%	30	10	+14%	2	2	-438%	(7)	(1)
Income from insurance business	+10%	41	37	+48%	5	3	-	-	-
Other income	+76%	16	9	-104%	0	1	-	0	0
Total income	**+33%**	**585**	**439**	**+21%**	**294**	**241**	**-11%**	**39**	**44**
Staff costs	-1%	(178)	(179)	+14%	(73)	(64)	-1%	(18)	(18)
Other operating expenses	+7%	(82)	(76)	+7%	(67)	(62)	-2%	(11)	(12)
Total expenses	**+2%**	**(260)**	**(255)**	**+11%**	**(140)**	**(126)**	**-1%**	**(29)**	**(30)**
Profit before provisions	**+76%**	**325**	**184**	**+34%**	**154**	**115**	**-31%**	**10**	**14**
Contribution		*67%*	*59%*		*31%*	*37%*		*2%*	*4%*
Provisions for bad and doubtful debts	-57%	(45)	(104)	+11%	(58)	(52)	-	2	(1)
Profit before tax	**+250%**	**280**	**80**	**+53%**	**96**	**63**	**-11%**	**12**	**13**
Contribution		*72%*	*51%*		*25%*	*40%*		*3%*	*9%*
Tax	+344%	(36)	(8)	+58%	(31)	(20)	26%	(4)	(3)
Profit after tax	**+239%**	**244**	**72**	**+50%**	**65**	**43**	**-24%**	**8**	**10**
Contribution		*77%*	*58%*		*20%*	*34%*		*3%*	*8%*
Number of staff	-1%	3.295	3.335	+8%	2.603	2.419	-5%	294	311
Net interest margin (NIM)	+11 b.p.	2,38%	2,27%	+32 b.p.	3,14%	2,82%	-19 b.p.	1,97%	2,16%
Cost/Income ratio	-13,7 p.p.	44,3%	58,0%	-4,7 p.p.	47,7%	52,4%	+7,5 p.p.	74,7%	67,2%
Return on equity (ROE)	+23,5 p.p.	35,5%	12,0%	+2,9 p.p.	14,0%	11.1%	-4,3 p.p.	8,6%	12,9%

Table 7

Balance Sheet overview			
In € mn	±%	2006	2005
Cash and balances with central banks	+12%	1.181	1.058
Placements with banks	-4%	4.300	4.459
Debt securities, tbills, equity investments	+15%	4.060	3.519
Net loans to customers	+20%	14.468	12.079
Other assets	+15%	1.178	1.026
Total assets	**+14%**	**25.187**	**22.141**
Amounts due to banks	+47%	452	307
Customer deposits	+13%	20.927	18.548
Debt securities in issue	+36%	750	550
Other liabilities	+19%	940	788
Subordinated loan stock	-12%	553	631
Shareholder's equity	**19%**	**1.565**	**1.317**

Notes:

1. All analyses by geographic sector are shown following restatements in the capital of each sector to bring it in line with the capital required by the capital adequacy regulations.

2. The conversion from Cyprus Pounds (C£) to Euro (€) was made using the exchange rate at 31 December 2006 of €1=£0,5782.

3. The payment of the dividend will be based on the exchange rate in force on the working date immediately preceding the ex-dividend date, which may be different than the rate used for the purposes of this announcement.

4. The detailed presentation of the preliminary financial results for the year 2006 and the Group's strategy and targets for the three year period 2007-2009 has been posted on the Group's website www.bankofcyprus.com (Investor Relations/Presentations)

5. The audit of the Group Consolidated Financial Statements for the year ended 31 December 2006 by the Group's external auditors will be completed on 27 February 2007. Therefore, the final audited financial results and the audited Consolidated Financial Statements for the year ended 31 December 2006 will be announced on 27 February 2007 and will be available on the same date at the Bank of Cyprus Public Company Ltd Registered Office and on the Group's website, as follows:
   - Registered Office 51 Stassinos Street, Ayia Paraskevi, Strovolos
     P.O. Box 24884, 1398 Nicosia, Cyprus
     Telephone: +357 22 842128, Fax: +357 22 378422
   - Website **www.bankofcyprus.com** (Investor Relations/Financial Information)

Bank of Cyprus Group

Announcement

Strategy and targets for the three years to 2009

Profit target for 2007:

- £240 mn (€415 mn), 31% increase

Targets to 2009:

- Annual growth rate of profit after tax of at least 25%
- Increase of return on equity to greater than 25%
- Reduction of cost to income ratio to 40%
- Annual growth rate of loans of at least 20%
- Reduction of non-performing loans ratio to less than 4%

Accelerated penetration of new markets:

- Commencement of operations in Romania and Russia in the first half of 2007
- 20% of total loan portfolio in markets outside Greece and Cyprus by 2011

Nicosia, 7 February 2007

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 282 branches, of which 144 operate in Cyprus, 120 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.192 staff worldwide.

At 31 December 2006, the Group's Total Assets reached C£14,56bn (€25,19bn) and the Group's Shareholders' Funds were C£905mn (€1,57bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

A. Progress registered during the two years to December 2006

At its meeting today the Board of Directors of Bank of Cyprus noted the exceptional development of the Group's operations and the improvement in its performance and profitability during the two years to December 2006:

- Total operating income increased from £366 mn (€633 mn) in 2004 to £531 mn (€918 mn) in 2006.
- The cost to income ratio improved from 62,3% to 46,7% with total operating expenses increasing by only 4% per annum.
- Profit after tax increased fourfold from £39 mn (€67 mn) to £183 mn (€317 mn).
- Return on equity increased reaching 21,7% from 7,1%.
- Total loans and deposits reached £8,83 bn (€15,27 bn) and £12,10 bn (€20,93 bn) respectively registering average annual growth of 17% and 18% respectively
  - In Cyprus, the Group enhanced its already dominant position expanding its market share in loans by two percentage points, from 24.3% to 26.4% and increased its number of clients by 32.672 (7% increase).
  - In Greece, the Group increased business volumes at rates higher than the market and gained a large number of new clients: in December 2006 the Group had over 700.000 active clients.
- Loan portfolio quality registered a very significant improvement with the non-performing loans ratio improving from 10,8% to 5,6%, despite the stricter definition for non-performing loans during the period:
  - In Cyprus, the Group has the lowest ratio of non-performing loans among Cypriot banks.
  - In Greece, the Group has a non-performing loan ratio lower than the average ratio of the banking system.

On the occasion of the announcement of the strategy and financial targets of the Group, the Chairman of the Board of Directors and the Group Chief Executive Officer made the following statements:

> *«With the results for 2006, Bank of Cyprus exceeded its targets two years ahead of plan. With its strong profitability and capital position, a management team with a proven track-record, and strong strategic positions in Greece and Cyprus as well as established client relationships in certain Eastern European countries, Bank of Cyprus is in a position to continue creating value for its shareholders.»*

Eleftherios P. Ioannou, Chairman of the Board of Directors

> *«Following the consolidation of our position in Greece and the successful restructuring of our operations in Cyprus, Bank of Cyprus can focus its efforts on the acceleration of its international expansion plans. The significant existing client relationships in these markets and our experience of the successful expansion into the Greek market are critical for the success of our efforts and for creating value for our shareholders»*

Andreas Eliades, Group Chief Executive Officer

B. Strategic priorities for the three years to 2009

Bank of Cyprus Group sets strategic priorities for the three years to December 2009 aiming to create shareholder value on a sustainable basis. The initiatives of the Group aim to take advantage of the strategic advantages of the Group for the benefit of shareholders, namely its leading position in Cypriot domestic banking, the critical role of the Group in the establishment of Cyprus as an international financial centre for businesses from Russia and other countries of Eastern Europe, and its particularly successful presence in the Greek market. Our strategic initiatives will provide opportunities for the profitable utilisation of the group's surplus liquidity and capital.

The strategic priorities of the group for the three years to December 2009 are focused on the following three directions:

B.1 Exploiting opportunities in Cyprus

- Enhancement of the position in the domestic market with particular focus on the retail sector in light of the positive macroeconomic environment, reinforced by the forthcoming entry into the European Monetary Union and the ongoing structural changes in the financial services sector.

  The Group targets further market share gains in loans through its targeted product marketing policy, flexible products, cross-selling through alternative distribution channels and increase of front line personnel. The Group has been successful in attracting significant numbers of new customers in 2006 despite its already dominant position.

- In parallel to growth in total income, effective cost control is anticipated through further improvements in network efficiency, controlled recruitments, and through exploitation of cost synergy opportunities from the support functions in Greece and Cyprus.

- The provision charge is expected to decline through further credit quality improvements and the particularly effective new credit policy implemented.

- Further strengthening of the Group's leading position of profitable international banking to companies based in Cyprus.

  Cyprus as an international financial centre offers specific advantages for corporations operating in Russia and other countries of ex-Soviet Union as well as corporations that invest in these countries. Cyprus, as a member of the European Union, with its competitive tax rate and efficient double taxation treaties, as well as high quality legal and accounting services, has significant prospects for further growth and consolidation of its position as a significant international financial centre. The number of international commercial and holding companies based in Cyprus has been increasing consistently over the last decade.

  Bank of Cyprus aims to further strengthen its leading position in this profitable sector through the attraction of new clients, expansion of its product offering and utilisation of its comparative advantages arising from its position as the largest Cypriot bank with numerous years of operation in the sector and its specialised personnel.

B.2 Further expansion in Greece and growing profitability of its maturing network

- Further expansion of the Group's presence in the Greek banking market in light of the strong macroeconomic fundamentals and the persisting low banking penetration of the Greek market relative to the Eurozone.

  To this end the group plans the expansion of the branch network to 190 branches by 2009 (from 120 today), with particular emphasis on the Athens metropolitan area and other urban centres.

- The maturity of the approximately 800.000 client relationships, offering improved pricing and cross-selling opportunities as well as the particularly cost efficient structure of the operations, are expected to significantly enhance profitability. The Group's experience of branch network maturity so far is particularly encouraging.

B.3 Expansion into new markets

The Group's expansion into new markets aims at the long-term continuation of its high growth rates and is based on its strategic advantages in order to minimise and create value for shareholders. Countries that have been targeted are those where Bank of Cyprus has existing client relationship, feature extensive population, strong macroeconomic environment, low banking sector penetration, and brand recognition for Bank of Cyprus, thus providing very good prospects for the Group. The experience of our successful expansion into the competitive Greek market, the group's high liquidity levels, and the existing client relationships form Bank of Cyprus' competitive advantage compared to the competition.

B.3.1 Commencement of operations in Romania

- Bank of Cyprus has already obtained all the relevant licenses for the commencement of banking operations in Romania and plans the full commencement of operations in the first six months of 2007.

  Romanian real GDP growth stands at 7,2% while banking sector penetration remains low offering significant growth opportunities for the banking sector. Bank of Cyprus aims to benefit from these opportunities.

  With existing client relationships in Romania the Group implements a strategy focused on personal service and recruitment of competent personnel and their training and development. In 2007 the Group will establish 7 branches, two business centers, and one corporate centre in Bucharest. Two more business centres/branches will operate in other major cities (Timisoara and Constanza).

- Bank of Cyprus has already launched leasing operations in Romania aiming to utilise its experience from the leasing sector in Greece where it has a 19% market share as well as its relationships with large retailers. Personnel of the leasing company will also be located in some of the bank's branches and business centres.

B.3.2 Commencement of operations in Russia in 2007

- Russia is a large market where the Group aims to commence operations in 2007. The largest part of the bank licensing procedure has already been completed.

  The prospects of the banking sector in Russia are very attractive for new market entrants due to the low penetration of the sector and the rapid growth rates of the Russian economy.

  Bank of Cyprus has a large number of client relationships with companies that operate in Russia given that Cyprus is the registration country for a large number of their subsidiaries. On the back of these relationships Bank of Cyprus has already completed the recruitment of the key personnel for its operations in Russia and is preparing the infrastructure to expand rapidly upon completion of the licensing procedure. In this context a building has been rented in Moscow, which is being adapted according to the needs of the operations.

  Bank of Cyprus strategy to penetrate the Russian banking market entails initially the development of a loan portfolio and the provision of services (guarantees, letters of credit, foreign exchange services, payment orders, liquidity management) to existing corporate clients of the Group thus minimising credit risk and effectively deploying excess liquidity. At this stage the provision of leasing services is also being examined and at a later stage, the establishment of a branch network in Moscow and St. Petersburg aiming to offer retail banking services.

B.3.3 Selective acquisitions as part of the group's organic growth strategy

- In the context of its organic growth strategy the Group will continue to evaluate on an ongoing basis, in parallel with its organic growth plans, acquisition opportunities in the targeted markets with the aim of accelerating its penetration into these markets. Bank of Cyprus has a strong capital base and increasing undistributed profits are projected within the context of its three-year plan, which can be invested in the further expansion of the Group's operations.

It should be noted that the financial targets presented do not incorporate the impact of potential acquisitions.

C. Profit target for 2007

On the basis of the assumptions of the Group's three-year strategic plan and the current conditions in the markets in which the Group operates, the Group's expected profit after tax for 2007 is expected to reach £240 mn (€415 mn). An expected increase of 31% compared to 2006.

Chart 1

Profit target for 2007

Profit after tax to increase by 31% increase



(€ mn)
+31%
317
415
2006
2007e

D. Targets 2007-2009

The strategic priorities set by the Group for the three years to December 2009 and the successful execution of its strategy so far are expected to lead to exceptional results. Following their approval by the Board of Directors of the Bank these expected results comprise the targets for all the personnel of the Group. More specifically, by 2009, the Group aims to:

D.1 Increase profit after tax and consequently the benefit to the shareholder

With an annual increase in profit after tax of at least 25%

D.2 Reduce the cost to income ratio to 40%

The respective ratio for 2006 stood at 46,7%.

D.3 Increase return on equity to at least 25%

The respective ratio stood at 21,7% for 2006.

D.4 Improve loan quality

More specifically:
- Reduce the non-performing loans ratio to below 4% from 5,6% in 2006.
- Increase non-performing loans coverage from 66% in 2006 to 80%.

Chart 2


Financial targets 2007-2009
• Widen "jaws"
Cost to income
46,7%
2006
40%
2009e
• Improve profitability
Return on equity
21,7%
2006
>25%
2009e
• Increase shareholder value
Profit after tax
annual growth rate >25%
2006
2009e

Chart 3


Targets 2007-2009 for loan quality
• Quality lending
NPLs/ Total loans
5,6%
2006
<4,0%
2009e
• Increase provision coverage
Provisions/ NPLs
66%
2006
80%
2009e

D.5 High volume growth targets

More specifically the basic assumptions of the three-year plan are:

- Loan annual growth rate of 21%.
- Deposit annual growth rate of 15%.
- Net interest income annual growth rate of 18%.
- Total operating income annual growth rate of 16%.

As a result of the increasing productivity and economies of scale the annual growth rate of total operating expenses is expected to be restricted to 9% despite the significantly higher loan growth rates (21%) and network expansion costs abroad.

The loans to deposits ratio is expected to increase by 12 percentage points to reach the healthy level of 85% with a parallel increase of the net interest margin.

D.6 Maintenance of high capital adequacy

The aforementioned high growth rates are achievable given the Group's strong capital position and its enhancement through significantly increasing retained earnings levels while maintaining the current dividend policy. On 31 December 2006 Group shareholders' funds stood at €1,57 bn and total capital adequacy ratio stood at 12,0% (Core Tier 1: 7,9%). The ratio is expected to be maintained at around 11% (Core Tier 1: 8%) allowing significant room for the issue of Tier 2 capital.

E. Aim of accelerated expansion in new markets by 2011

The broader target of the Group for the next five years is the significant increase of its volumes of business through the accelerated expansion in new markets via both organic growth and potential acquisitions.

More specifically, by 2011, the Group aims for countries outside Greece and Cyprus to represent at least 20% of total loan portfolio. Greece is expected to account for 50% of the overall loan portfolio of the Group effectively meaning that by 2011 more than 70% of the Group's loan portfolio will be located outside Cyprus.

Chart 4

Expansion into new markets:
Loan portfolio composition in 2011



Other markets 10%
Greece 43%
Cyprus 47%
2006
Other markets 20%
Greece 50%
Cyprus 30%
2011

F. Track-record provides assurance for future growth

The track record of the executive management in exceeding previously set targets provides assurance for the achievement of the targets set today. The strategy of the Group is clear. The Group's strategic priorities for autonomous growth, high profitability, and accelerated expansion into new markets are also well defined and clear. The primary objective has always been and remains the maximisation of value for the shareholder.

Notes:

1. The conversion from Cyprus Pounds (C£) to Euro (€) was made using the exchange rate at 31 December 2006 of €1=£0,5782.

2. The detailed presentation of the preliminary financial results for the year 2006 and the Group's strategy and targets for the three year period 2007-2009 has been posted on the Group's website www.bankofcyprus.com (Investor Relations/Presentations)

3. The audit of the Group Consolidated Financial Statements for the year ended 31 December 2006 by the Group's external auditors will be completed on 27 February 2007. Therefore, the final audited financial results and the audited Consolidated Financial Statements for the year ended 31 December 2006 will be announced on 27 February 2007 and will be available on the same date at the Bank of Cyprus Public Company Ltd Registered Office and on the Group's website, as follows:
   - Registered Office 51 Stassinos Street, Ayia Paraskevi, Strovolos
P.O. Box 24884, 1398 Nicosia, Cyprus
Telephone: +357 22 842128, Fax: +357 22 378422
   - Website **www.bankofcyprus.com** (Investor Relations/Financial Information)

Bank of Cyprus Group

Announcement

Financial Calendar for 2007

- **Proposed final dividend**
- **Dividend reinvestment plan**
- **Annual General Meeting**

Nicosia, 7 February 2007

A. Announcement of Preliminary Financial Results for 2006

The Group's Preliminary Financial Results for 2006 will be announced on Wednesday, 7 February 2007 and will be posted on the Group's website www.bankofcyprus.com (select Investor Relations/Press Releases).

B. Publication of Group Financial Statements for 2006

The Group's audited financial statements for 2006 will be released on 27 February 2007 and will be posted on the Group's website www.bankofcyprus.com (select Investor Relations/Financial Information). The financial statements will be published in the Cypriot and Greek Press on 28 February 2007.

C. Analyst Briefings regarding Strategy and Targets for 2007-2009

The analysts' briefing on the Group financial results for 2006 and the Strategy and Targets for 2007-2009 will take place as follows:

- Wednesday, 7 February 2007, at 6.30pm (presentation through a telephone conference)
- Thursday, 8 February 2007, at 8.30am (presentation at the Group Headquarters in Nicosia)
- Friday, 9 February 2007, at 9.00am (presentation at Grande Bretagne Hotel in Athens)
- Week beginning 12 February 2007 (roadshow presentations in London, Frankfurt, Amsterdam and Paris)

D. Analyst Briefings regarding Financial Results 2006

The analysts' briefing on the Final Audited Group financial results for 2006 will take place on Monday, 12 March 2007, in Athens, Greece.

E. Annual Shareholders Meeting

The Shareholders' Annual General Meeting will take place on Wednesday, 6 June 2007 at 4.30pm at the Group Headquarters in Nicosia.

F. Proposed Dividend

At its meeting held today, the Board of Directors of the Bank decided to propose at the Shareholders' Annual General Meeting to be held on Wednesday, 6 June 2007, the distribution of a dividend of C£0,10 per share (approximately €0,17 * per share).

The recommended ex-dividend date is Monday, 11 June 2007. The dividend, subject to the approval of the Annual General Meeting, will be paid to the eligible shareholders on Tuesday, 26 June 2007.

* *Calculated based on the exchange rate of €1= C£0,5782. The payment of the dividend will be based on the exchange rate in force on the working date immediately preceding the ex-dividend date, which may be different than the rate used for the purposes of this announcement.*

G. Dividend Reinvestment Plan

Investors are reminded that the Bank of Cyprus Dividend Reinvestment Plan ("the Plan") is in force. The applicable discount offered under the Plan is 10,0%. Based on the 10% discount offered, dividends will be reinvested at 90% of the weighted average closing price of the share at the Cyprus Stock Exchange (CSE) and the Athens Exchange (ATHEX) for the first five working days that the share is quoted ex-dividend.

Investors can obtain the Terms and Operating Conditions of the Plan and the Application Form for Enrollment or Termination of participation in the Plan ("the Application Form") from:

- the Group's website www.bankofcyprus.com
  (select Inv. Relations / BOC Share / Dividend Reinvestment Plan)
- the Group's Shares & Bonds Department in Nicosia, tel. +357 22 842100
- the Bank's Custody, Shareholders & Derivatives Clearing Department in Athens, tel. 210 64 77 332

Once an investor enrolls in the Plan, his participation remains in force for all future dividends which will be automatically reinvested on his behalf, unless he requests in writing to withdraw from the Plan or unless the Bank suspends or terminates the Plan.

Investors are reminded that, for their instructions to be valid for the proposed dividend and for all future dividends, the Company must receive their Application Form at least 10 days prior to the ex-dividend date, i.e. by 1 June 2007. If their Application Form is not timely received, their instructions will only be effective for future dividend payments.

Bank of Cyprus Group

Announcement

BANK OF CYPRUS LTD ("BANK OF CYPRUS") PUBLIC OFFER TO THE SHAREHOLDERS OF CYTRUSTEES PUBLIC COMPANY LTD ("CYTRUSTEES") IS AUTOMATICALLY REVISED

Nicosia, 8 February 2007

Bank of Cyprus Public Company Limited ("Bank of Cyprus", "Offeror") announces that today has purchased Cytrustees Investment Public Company Limited at the Cyprus Stock Exchange at the price of €2,45 per share.

To this end and pursuant to Article 16 of the Cyprus Securities and Stock Exchange (Public Offer for Acquisition of Securities and Merger Companies Listed on the Stock Exchange) Regulations of 1997-2006, Bank of Cyprus Public Offer to the shareholders of Cytrustees is automatically revised.

The Revised Public Offer revises the offer consideration to €2,45 in cash for each Cytrustees share from €2,25 per Cytrustees share at the initial Public Offer .

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 282 branches, of which 144 operate in Cyprus, 120 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.192 staff worldwide.

At 31 December 2006, the Group's Total Assets reached C£14,56bn (€25,19bn) and the Group's Shareholders' Funds were C£905mn (€1,57bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

BANK OF CYPRUS LTD ("BANK OF CYPRUS") INCREASES ITS SHAREHOLDING IN CYTRUSTEES PUBLIC COMPANY LTD ("CYTRUSTEES")

Nicosia, 9 February 2007

Bank of Cyprus Public Company Limited ("Bank of Cyprus") announces that on 8 February 2007, through transactions on the Cyprus Stock Exchange it has acquired 3.658.315 shares in Cytrustees Investment Public Company Limited ("Cytrustees"), which represents 15,17% of Cytrustees' issued share capital.

Before these transactions Bank of Cyprus held 661.119 (2,74%) in Cytrustees. After the abovementioned transactions, Bank of Cyprus' direct shareholding in Cytrustees is estimated at 17,91%.

This announcement is made pursuant to article 171 of the Cyprus Stock Exchange Law of 2005.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 282 branches, of which 144 operate in Cyprus, 120 in Greece, six in the United Kingdom, eleven in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.192 staff worldwide.

At 31 December 2006, the Group's Total Assets reached C£14,56bn (€25,19bn) and the Group's Shareholders' Funds were C£905mn (€1,57bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

COMPLETION OF THE SALE OF THE SHARES IN UNIVERSAL LIFE PUBLIC CO LTD HELD BY THE BANK OF CYPRUS GROUP

Nicosia, 9 February 2007

The sale of approximately 28% shareholding in Universal Life Public Co Ltd held by the Bank of Cyprus Group to Mr Andreas Georgiou and Photos Photiades Group Ltd has been completed. The sale was agreed on 13 july 2006, as previously announced by the Group. The proceeds of the sale amount to C£7,8 million.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 282 branches, of which 144 operate in Cyprus, 120 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.192 staff worldwide.

At 31 December 2006, the Group's Total Assets reached C£14.56bn (€25,19bn) and the Group's Shareholders' Funds were C£905mn (€1,57bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

CYPRUS STOCK EXCHANGE APPROVES OFFER DOCUMENT OF THE COMPETITIVE REVISED PUBLIC OFFER OF BANK OF CYPRUS PUBLIC COMPANY LIMITED LTD ("BANK OF CYPRUS") TO CYTRUSTEES PUBLIC COMPANY LTD ("CYTRUSTEES") SHAREHOLDERS

Nicosia, 16 February 2007

Bank of Cyprus Public Company Limited ("Bank of Cyprus") announces that on 16 February 2007, the Cyprus Stock Exchange (CSE) has approved its Offer Document for the Compettitive Revised Public Offer of Bank of Cyprus to Cytrustees Investment Public Company Limited ("Cytrustees") for the acquisition of up to 50% plus one share of Cytrustees issued share capital at €2,45 per share.

The Offer Document of the Competitive Revised Public Offer is available from 16 February 2007:

- at the offices of CISCO, 4 Evrou Street, Eurolife House, Nicosia,
- in electronic form at Bank of Cyprus website www.bankofcyprus.com
- at the CSE's website www.cse.com.cy and
- at the website of the Cyprus Stock Exchange Commission www.cysec.gov.cy

Cytrustees shareholders who have submitted their declarations of Acceptance in accordance with the initial Public Offer by Bank of Cyprus dated 3 January 2007, are not required to submit a new Acceptance Declaration for the Competitive Revised offer pursuant to the terms of the Public Offer.

Pursuant to the relevant regulation on Public Offers the Acceptance Period ends on the 22nd February 2007.

The Acceptance Period could be extended for at least 30 days in case the CSE approves the Offer Document of the announced offer by Laiki Investments EPEY Public Company Limited for the acquisition of up to 50% plus one share of Cytrustees issued share capital at €2,43 per share. In such a case, the CSE and the Cyprus Securities and Exchange Commission, could extend the Acceptance Period of Bank of Cyprus Competitive Revised Public Offer up to the last day of Acceptance period of the Public Offer of Laiki Investment. In such a case an announcement will be made by the Cyprus Stock Exchange before 13:30 of 22nd February 2007.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 282 branches, of which 144 operate in Cyprus, 120 in Greece, six in the United Kingdom, eleven in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.192 staff worldwide.

At 31 December 2006, the Group's Total Assets reached C£14,56bn (€25,19bn) and the Group's Shareholders' Funds were C£905mn (€1,57bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

BANK OF CYPRUS LTD ("BANK OF CYPRUS") INCREASES ITS SHAREHOLDING IN CYTRUSTEES INVESTMENT PUBLIC COMPANY LTD ("CYTRUSTEES")

Nicosia, 21 February 2007

Bank of Cyprus Public Company Limited ("Bank of Cyprus") announces that on 20 February 2007, through transactions on the Cyprus Stock Exchange it has acquired 57.829 shares in Cytrustees Investment Public Company Limited ("Cytrustees"), which when added to the number of shares already held by Bank of Cyprus exceeds 20,00% of Cytrustees' issued share capital.

Before these transactions Bank of Cyprus held 4.776.106 shares (19,78%) in Cytrustees. After the abovementioned transactions, Bank of Cyprus' direct shareholding in Cytrustees is estimated at 20,04%.

This announcement is made pursuant to article 171 of the Cyprus Stock Exchange Law of 2005.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 282 branches, of which 144 operate in Cyprus, 120 in Greece, six in the United Kingdom, eleven in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.192 staff worldwide.

At 31 December 2006, the Group's Total Assets reached C£14,56bn (€25,19bn) and the Group's Shareholders' Funds were C£905mn (€1,57bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

Audited Consolidated Financial Statements for the year ended 31 December 2006

Nicosia, 27 February 2007

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 282 branches, of which 144 operate in Cyprus, 120 in Greece, six in the United Kingdom, eleven in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.192 staff worldwide.

At 31 December 2006, the Group's Total Assets reached C£14,56bn (€25,19bn) and the Group's Shareholders' Funds were C£905mn (€1,57bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

At its meeting held today, the Board of Directors of Bank of Cyprus has approved the audited consolidated financial statements of the Group for the year ended 31 December 2006.

The Annual Financial Statements have been posted on the Group's website www.bankofcyprus.com (select Investor Relations /Financial Information). Copies of the financial statements will be available at the Group's Shares and Bonds Department (Eurolife House, 3rd floor, 4 Evrou Street, Strovolos, Nicosia).

It is noted that the Group has already announced its preliminary results for 2006 on 7 February 2007. The final audited financial results do not differ from the preliminary results. The relevant announcement regarding the analysis and discussion of the results for 2006 was released on 7 February 2007 and has been posted on the Group's website www.bankofcyprus.com (select Investor Relations/Announcements). The summary of the relevant announcement released on 7 February 2007, included the following:

- Group profit after tax for 2006 reached C£183 mn (€317 mn), recording an increase of 153% compared to 2005. There was a significant improvement in all of the Group's performance indicators during 2006, with the return on equity ratio increasing to 21,7% and the cost to income ratio decreasing to 46,7%. The fast growth rate of the Group's business in Cyprus, combined with the cost containment program, the very positive course of the Group's insurance operations and the continuation of its dynamic expansion in Greece contributed to the profitability improvement. It is noted that the Group's profits primarily come from core banking and insurance operations.

- The improvement in the Group's loan portfolio quality indicators is exceptional. Specifically, the ratio of non-performing loans to total loans has improved from 9,3% at 1 January 2006 to 5,6% at 31 December 2006, thus enabling the annual provision charge to decrease to 0,7% of total loans.

- The increased Group profitability, led to the decision of the Board of Directors of the Bank to propose at the Annual General Meeting of its shareholders a dividend of C£0,10 (€0,17*) per share. The total of the proposed dividend and the interim dividend of C£0,07 (€0,12) per share which was paid in December 2006 amounts to C£0,17 (€0,29) per share compared to C£0,07 (€0,12) paid last year, recording an increase of 143%.

Group Financial Highlights			
in € mn	**Change**	**2006**	**2005**
Profit before provisions	+56%	489	314
Profit before tax	+148%	388	157
Profit after tax	+153%	317	125
Earnings per Share	+132%	57,7 cent	24,9 cent
Cost/Income	-10,0 p.p.*	46,7%	56,7%
Return on Equity	+9,8 p.p.*	21,7%	11,9%

* p.p. = percentage points, 1 percentage point = 1%

It is reminded that the Directors' Report and the Financial Statements for 2006 will be considered at the Annual General Meeting which is going to be convened on 6 June 2007. At the same General Meeting the final proposed dividend will also be considered for approval.

* The payment of the dividend will be based on the exchange rate in force on the working date immediately preceding the ex-dividend date, which may be different than the rate used for the purposes of this announcement.

Filings with the Registrar of Companies

Rule 12g3-2(b) File No.082-34996

Τέλος (Σύμφωνα με τον Περί Εταιρειών Νόμο. Πληρωτέα τέλη και Δικαιώματα).

Αριθμός Εταιρείας
HE 0165

filing 12 January 2007
Allotment of 617.170 Shares

Έκθεση παραχώρησης μετοχών.

Με βάση το άρθρο 51(1)

Όνομα Εταιρείας	ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ
Ημερομηνία Παραχώρησης	(α) [την ____31/12/2006____] ή (β) [από ____________ μέχρι ____________]
Αριθμός μετοχών που παραχωρήθηκαν	617.170

Μετοχές που παραχωρήθηκαν (ανάλυση)

Τάξη Μετοχών	Συνήθεις				
Αριθμός Μετοχών	617.170	Άσκηση Δικαιωμάτων Επιλογής Αγοράς Μετοχών (Share Options) 2001-2007			
Ονομαστική αξία κάθε μετοχής	£0,50				
Ποσό πληρωθέν ή λογιζόμενο σαν πληρωθέν για κάθε μετοχή	£3,26 (£2,76)				
Ποσό οφειλόμενο ή λογιζόμενο σαν οφειλόμενο για κάθε μετοχή					
Τρόπος Πληρωμής	Χρηματικό αντάλλαγμα				

Ολικό ποσό για την πιό πάνω παραχώρηση μετοχών(πληρωθέν και οφειλόμενο) £2.011.974,20

(Επισυνάπτεται κατάσταση)

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές

Όνομα		Αρ.Εγγραφής			
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου			
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.			
Επάγγελμα					
Οδός/Λεωφ.				Αρ.	
Κτίριο		Όροφος		Διαμ.	
Ενορία/Πόλη/Χωριό		Επαρχία			
Ταχ.Κώδικας		Χώρα			
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα			
Διεύθυνση			
Ταχ. Κώδικας		Τηλέφωνο	

Τέλος(Σύμφωνα με τον Περί Εταιρειών Νόμο. Πληρωτέα τέλη και Δικαιώματα).

ΗΕ12

Αριθμός Εταιρείας
ΗΕ 0165

Filing 12 January 2007
Allotment of 3.127.833
Shares

Έκθεση παραχώρησης μετοχών.

Με βάση το άρθρο 51(1)

Όνομα Εταιρείας	ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ
Ημερομηνία Παραχώρησης	(α) [την ____11/12/2006____] ή (β) [από __________ μέχρι __________]
Αριθμός μετοχών που παραχωρήθηκαν	3.127.833

Μετοχές που παραχωρήθηκαν (ανάλυση)

Τάξη Μετοχών	Συνήθεις				
Αριθμός Μετοχών	3.127.833	Επανεπένδυση Προμερίσματος 11/12/2006			
Ονομαστική αξία κάθε μετοχής	£0,50				
Ποσό πληρωθέν ή λογιζόμενο σαν πληρωθέν για κάθε μετοχή	£5,07 (£4,57)				
Ποσό οφειλόμενο ή λογιζόμενο σαν οφειλόμενο για κάθε μετοχή					
Τρόπος Πληρωμής	Χρηματικό αντάλλαγμα				

Ολικό ποσό για την πιό πάνω παραχώρηση μετοχών(πληρωθέν και οφειλόμενο) £15.858.113,31

(Επισυνάπτεται κατάσταση)

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές

Όνομα	Αρ.Εγγραφής				
Επώνυμο					
Ονομα με Λατινικούς χαρακτήρες	Επώνυμο με Λατινικούς χαρακτήρες				
Αρ.Ταυτότητας	Αρ. Διαβατηρίου				
Ημερ. Γεννήσεως	Χώρα Υπηκοότ.				
Επάγγελμα					
Οδός/Λεωφ.	Αρ.				
Κτίριο	Όροφος	Διαμ.			
Ενορία/Πόλη/Χωριό	Επαρχία				
Ταχ.Κώδικας	Χώρα				
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα			
Διεύθυνση			
Ταχ. Κώδικας		Τηλέφωνο	

...μφωνα με τον Περί ...όμο. Πληρωτέα τέλη και ...τα).

Αριθμός Εταιρείας
ΗΕ 0165

filing 12 February 2007
Allotment of 40.163 shares

Έκθεση παραχώρησης μετοχών.
Με βάση το άρθρο 51(1)

Όνομα Εταιρείας	ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ
Ημερομηνία Παραχώρησης	(α) [την ____31/01/2007____] ή (β) [από ____________ μέχρι ____________]
Αριθμός μετοχών που παραχωρήθηκαν	40.163

Μετοχές που παραχωρήθηκαν (ανάλυση)

Τάξη Μετοχών	Συνήθεις				
Αριθμός Μετοχών	40.163	Άσκηση Δικαιωμάτων Επιλογής Αγοράς Μετοχών (Share Options) 2001-2007			
Ονομαστική αξία κάθε μετοχής	£0,50				
Ποσό πληρωθέν ή λογιζόμενο σαν πληρωθέν για κάθε μετοχή	£3,26 (£2,76)				
Ποσό οφειλόμενο ή λογιζόμενο σαν οφειλόμενο για κάθε μετοχή					
Τρόπος Πληρωμής	Χρηματικό αντάλλαγμα				

Ολικό ποσό για την πιό πάνω παραχώρηση μετοχών(πληρωθέν και οφειλόμενο) | £130.931,38
(Επισυνάπτεται κατάσταση)

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές

Όνομα		Αρ.Εγγραφής			
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου			
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.			
Επάγγελμα					
Οδός/Λεωφ.				Αρ.	
Κτίριο		Όροφος		Διαμ.	
Ενορία/Πόλη/Χωριό		Επαρχία			
Ταχ.Κώδικας		Χώρα			
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα			
Διεύθυνση			
Ταχ. Κώδικας		Τηλέφωνο	

Annex A

Description of Documents Made Public, Publicly Filed or Distributed Since 1 January 2007 to 28 February 2007

and Submitted Herewith to the Commission Pursuant to Rule 12 g 3-2(b)(i)

Note: All references to Group, Bank of Cyprus, the Bank refer to Bank of Cyprus Public Company Ltd.

I. Press Releases

Day/Mth/Year	Announcement
27 Feb 2007	Final Audited Financial Statements for 2006
21 Feb 2007	Bank of Cyprus Public Company Ltd increases its shareholding in Cytrustees Investment Public Company Ltd
16 Feb 2007	Revised Offer Document for Cytrustees
09 Feb 2007	Completion of sale of shares in Universal Life Public Co Ltd
09 Feb 2007	Bank of Cyprus Public Company Ltd increases its shareholding in Cytrustees Investment Public Company Ltd
08 Feb 2007	Automatic revision of public offer for Cytrustees Investment
07 Feb 2007	Financial calendar 2007
07 Feb 2007	Strategy and targets for the three years to 2009
07 Feb 2007	*Group Preliminary* Financial Results for the year ended 31 December 2006
01 Feb 2007	Revised public offer to the shareholders of Cytrustees
31 Jan 2007	Comment on press articles
29 Jan 2007	Announcement
29 Jan 2007	Payment of interest on Capital Securities
23 Jan 2007	Introduction for trading of new shares which have resulted from the exercise of Share Options
18 Jan 2007	The preliminary financial results 2006 and the targets for the three-year period 2007-2009 will be announced on 7 February 2007
12 Jan 2007	The Board of Directors of Bank of Cyprus considers unacceptable the declared intention by Marfin Popular Bank to submit a public tender offer to the shareholders of Bank of Cyprus
12 Jan 2007	Dates of announcement of 3 year targets and financial results 2006
05 Jan 2007	Public offer to the shareholders of Cytrustees to open on 8 January 2007

II. Financial Results

Day/Mth/Year	Announcement
27 February 2007	Consolidated Financial Statements for 2006
27 February 2007	Financial Data and Information for 2006 (in Euros)

III. Prospectus/ Information Memorandum

Day/Mth/Year	Announcement
16 February 2007	Revised Offer Document for Public offer to the shareholders of Cytrustees Investment Public Company Ltd (available only in Greek)
18 January 2007	Information document dd 10/01/2007 relating to the listing of 770.840 new shares resulting from the exercise of options (available only in Greek)
8 January 2007	Public offer to the shareholders of Cytrustees Investment Public Company Ltd (available only in Greek)

IV. Annual Reports

Day/Mth/Year	Announcement
	None

V. Presentations

Day/Mth/Year	Description
7 February 2007	Financial Results 2006 and Strategy & Targets for 2007-2009

VI. Filings with the Registrar of Companies

Day/Mth/Year	Description
12 February 2007	Allotment of 40.163 shares
12 January 2007	Allotment of 617.170 shares
12 January 2007	Allotment of 3.127.833 shares

VII. Related Party Transactions

Date (of transaction)	Name of Investor	Type of transaction	Through the Stock Exchange CSE or ATHEX/ Off the Floor (see note 1)	Quantity	Price (Euro)	Total (Euro)
9 February 2007	Eurolife Ltd	SELL	ATHEX	500.000	11,68	5.840.000,00
13 February 2007	Algeana Estates Ltd	Donation	XAK	13.000	11,2600	146.380,00
13 February 2007	Algeana Estates Ltd	Donation	XAK	13.000	11,2600	146.380,00
13 February 2007	Algeana Estates Ltd	Donation	XAK	18.017	11,2600	202.871,42
13 February 2007	Algeana Estates Ltd	Donation	XAK	18.017	11,2600	202.871,42

Note 1:

CSE	Cyprus Stock Exchange
ATHEX	Athens Stock Exchange

END